TABLE OF CONTENTS

PROSPECTUS SUMMARY
The Offering
Summary Consolidated Financial Data
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT ACCOUNTANTS
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF OPERATIONS
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ DEFICIT AND COMPREHENSIVE INCOME (LOSS)
CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
BALANCE SHEETS
STATEMENTS OF OPERATIONS
STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
STATEMENT OF CASH FLOWS
NOTES TO FINANCIAL STATEMENTS
PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS
PRO FORMA COMBINED CONDENSED BALANCE SHEET
PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
NOTES TO PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS
INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
Opinion of Dorsey & Whitney LLP
2001 Employee Stock Purchase Plan
Value Added Industry Remarketer Agreement
Application Partner Agreement
Consent of PricewaterhouseCoopers LLP
Consent of Arthur Andersen LLP
As filed with the Securities and Exchange Commission on August 13, 2001
Registration No. 333-63394

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO
FORM S-1
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

LAWSON SOFTWARE, INC.

(Exact name of registrant as specified in its charter)

Delaware	7372	41-1251159

(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

380 Saint Peter Street

St. Paul, Minnesota 55102-1302
(651) 767-7000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Bruce B. McPheeters, Esq.

General Counsel, Secretary and Vice President of Administration
Lawson Software, Inc.
380 Saint Peter Street
St. Paul, Minnesota 55102-1302
(651) 767-7000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jonathan B. Abram, Esq. Dorsey & Whitney LLP 220 South Sixth Street Minneapolis, Minnesota 55402-1498 (612) 340-2600	Barbara L. Becker, Esq. Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, New York 10166-0193 (212) 351-4000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering.  ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering.  ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering Price per	Aggregate	Amount of
Securities to be Registered	Registered(1)	Share(2)	Offering Price(2)	Registration Fee

Common stock, par value $.01 per share	14,605,000	$17.00	$248,285,000	$62,072(3)

(1)	Includes 1,905,000 shares that the underwriters have the option to purchase to cover over-allotments, if any.

(2)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(a).

(3)	$50,000 of this fee was previously paid with the original filing.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated August 13, 2001

PROSPECTUS

12,700,000 Shares

Common Stock

         This is our initial public offering of shares of our common stock. We are offering 12,700,000 shares of our common stock. No public market currently exists for our common stock.

      We currently anticipate the initial public offering price to be between $15.00 and $17.00 per share. We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol “LWSN.”

       Investing in our common stock involves risks. See “Risk Factors” on page 6.

	Per Share	Total

Initial public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to Lawson Software	$	$

      We have granted the underwriters a 30-day option to purchase up to 1,905,000 additional shares of common stock to cover over-allotments, if any.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

      Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on or about                , 2001.

LEHMAN BROTHERS	JPMORGAN
U.S. BANCORP PIPER JAFFRAY
FIDELITY CAPITAL MARKETS

            , 2001

[Inside front cover artwork to come]

      Until                , 2001 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

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PROSPECTUS SUMMARY

       This summary highlights key aspects of the information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors.”

Lawson Software, Inc.

      We are a leading provider of enterprise software solutions targeting specific services industries. We offer comprehensive financial management, human resources, order management, procurement and enterprise relationship management solutions designed to manage, analyze and improve our customers’ businesses. Our software solutions automate and integrate critical business processes, facilitating collaboration among customers, partners, suppliers and employees. We also provide professional services that optimize and support the selection, implementation and execution of a customer’s e-business technology infrastructure.

      The enterprise software applications market is expected to grow significantly over the next several years. International Data Corporation, an industry and market research firm, forecasts that the worldwide market for enterprise software applications, which includes enterprise resource management, supply chain management and customer relationship management applications, will increase from $54.0 billion in 1999 to $99.0 billion in 2004. In addition, International Data Corporation forecasts that sales of enterprise software applications in North America will increase from $28.0 billion to $50.1 billion over the same period. Of the estimated market in 2004, International Data Corporation forecasts that services industries will account for approximately 70% of these expenditures.

      Businesses increasingly require enterprise software applications that integrate their operations and provide the infrastructure for e-business. They also demand industry-tailored solutions to match their specific business processes. Many enterprise software providers fail to address this growing demand because their applications do not adequately support integrated and collaborative operations, have closed and inflexible architectures and lack industry-specific functionality.

      We focus on five targeted services industries: healthcare, retail, professional services, financial services and public sector. Our focus on these industries provides our customers with functionality that addresses the specific business needs of their industries. The open architecture of our solutions offers our customers the choice of directly deploying a pre-configured solution or quickly and easily customizing our product offerings to conform to their business processes.

      Our objective is to be the leading provider of enterprise software solutions to customers in our targeted services industries. To achieve this objective, we intend to pursue the following strategies: focus on vertical markets; provide additional value-added products and services to our customers; extend our global presence; leverage strategic relationships with systems integrators; and pursue strategic acquisitions.

      Founded in 1975, we currently have over 2,000 customers, primarily in our five targeted services industries. We generate revenue through license fees and separate fees for professional services, including consulting, training and implementation services, as well as ongoing customer support and maintenance. We market and sell our software and services solutions through a combination of a direct sales force, channel partners and resellers. We generated revenues of $312.9 million and $383.9 million in fiscal 2000 and 2001, respectively. As of May 31, 2001, we had approximately 2,000 employees.

      Our principal executive office is located at 380 Saint Peter Street, St. Paul, Minnesota 55102-1302. Our telephone number at that address is (651) 767-7000. We maintain a website at www.lawson.com. Our website, and the information contained therein, is not a part of this prospectus.

Recent Development

      On July 11, 2001, we acquired Account4, Inc., a provider of web-based professional services automation software that assists services organizations to more efficiently manage their businesses and workforce. Account4’s solutions automate and integrate core processes related to business development, service delivery and administration for services organizations. The purchase price for this transaction was approximately $27.5 million in cash, including the repayment of assumed debt. Through this acquisition, we will expand our software solution for professional service organizations to include automated functions such as forecasting and planning, scheduling and assignments, skills and resource management, time and expense reporting, project management and invoicing. The acquisition of Account4 is intended to enhance our strategies of focusing on targeted vertical markets and providing additional value-added products and services to our clients.

The Offering

Common stock offered by Lawson Software	12,700,000 shares

Common stock to be outstanding after the offering	89,431,841 shares

Use of proceeds	General corporate purposes, capital expenditures, repayment of indebtedness and possible acquisitions.

Proposed Nasdaq National Market symbol	LWSN

      Common stock to be outstanding after this offering is based on the number of shares outstanding as of May 31, 2001, and also includes 10,316,319 shares of common stock issuable upon the conversion of our Series A Convertible Preferred Stock upon the effectiveness of this offering. It does not include:

•	26,642,452 shares subject to stock options outstanding as of May 31, 2001, with a weighted average exercise price of $1.95 per share;

•	2,727,397 shares subject to warrants outstanding as of May 31, 2001, with a weighted average exercise price of $3.89 per share; and

•	35,843,251 shares available for future grant or issuance under our stock option plans and employee stock purchase plan as of May 31, 2001.

      Our fiscal year ends on May 31 of each year and fiscal years are identified in this prospectus according to the calendar year in which they end. For example, the fiscal year ended May 31, 2000 is referred to as “fiscal 2000.” Except as otherwise indicated, all information in this prospectus assumes that the underwriters do not exercise the option granted by us to purchase additional shares in this offering and that all of our outstanding preferred stock is converted into common stock upon the close of this offering and reflects a 1.387-for-1 split of our common stock, which became effective in August 2001.

      Drill Around®, Lawson®, Lawson Software & Design®, Self-Evident Applications® and SEA® are registered trademarks of ours. We also have applied for registration of our Lawson SoftwareTM, lawson.insightTM and LawsonToneTM trademarks. Other trademarks and trade names appearing in this prospectus are the property of their respective holders.

Summary Consolidated Financial Data
(in thousands, except per share data)

      The following table summarizes financial data regarding our business and should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Year Ended May 31,

	1997	1998	1999	2000	2001

Consolidated Statement of Operations Data:

Revenues	$139,448	$196,539	$264,462	$312,907	$383,932

Cost of revenues	41,604	60,536	91,495	118,103	144,082

Gross profit	97,844	136,003	172,967	194,804	239,850

Operating expenses:

Research and development	19,885	28,849	37,819	44,780	52,600

Sales and marketing	54,375	76,555	88,986	119,203	116,667

General and administrative	14,000	19,386	28,075	31,731	32,210

Non-recurring charges	—	—	4,350	3,984	14,203

Total operating expenses	88,260	124,790	159,230	199,698	215,680

Operating income (loss)	9,584	11,213	13,737	(4,894)	24,170

Net income (loss)	5,656	6,240	8,736	(3,349)	14,569

Net income (loss) applicable to common stockholders	5,656	6,240	8,736	(3,349)	14,517

Net income (loss) per share:

Basic	$0.08	$0.09	$0.12	$(0.05)	$0.21

Diluted	$0.08	$0.08	$0.11	$(0.05)	$0.17

Shares used to compute net income (loss) per share:

Basic	68,851	69,327	70,361	70,689	69,907

Diluted	73,771	78,508	80,920	70,689	84,367

      The pro forma consolidated balance sheet data gives effect to the conversion of our Series A Convertible Preferred Stock, the elimination of the mandatory redemption features of the common stock held by our employee stock ownership plan and of the mandatorily redeemable common stock warrants issuable upon conversion of the senior subordinated convertible notes, as if each had occurred on May 31, 2001. The pro forma as adjusted consolidated balance sheet data gives effect to receipt of the net proceeds from the sale in this offering of 12,700,000 shares of common stock at an assumed initial public offering price of $16.00 per share, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, and the application of the net proceeds as described under “Use of Proceeds,” as if each had occurred on May 31, 2001.

	May 31, 2001

		Pro	Pro Forma
	Actual	Forma	as Adjusted

		(unaudited)	(unaudited)

Consolidated Balance Sheet Data:

Cash, cash equivalents and marketable securities	$77,608	$77,608	$254,134

Working capital	39,422	39,422	215,948

Total assets	236,103	236,103	412,629

Mandatorily redeemable common stock warrants	2,560	—	—

Senior subordinated convertible notes	8,031	8,031	—

Other long-term debt, net of current portion	1,010	1,010	1,010

Series A convertible preferred stock	29,750	—	—

Mandatorily redeemable common stock	56,145	—	—

Stockholders’ (deficit) equity	(24,869)	63,586	249,170

RISK FACTORS

       Before you invest in our common stock, you should be aware of various risks, including those described below. You should carefully consider these risk factors, together with all of the other information included in this prospectus, before you decide to purchase shares of our common stock.

Risks Related to Our Business and Industry

A decline in information technology spending may result in a decrease in our revenues or lower our growth rate.

      A decline in the demand for information technology among our current and prospective customers may result in decreased revenues or a lower growth rate for us because our sales depend, in part, on our customers’ level of funding for new or additional information technology systems and services. Moreover, demand for our solutions may be reduced by a decline in overall demand for computer software and services. An economic downturn may cause our customers to reduce or eliminate information technology spending and cause price erosion for our solutions, which would substantially reduce the number of new software licenses we sell and the average sales price for these licenses. Accordingly, we cannot assure you that we will be able to increase or maintain our revenues.

Because our customers are concentrated in five targeted service industries, our operating results may be adversely affected by changes in one or more of these industries.

      As a result of our focus on five targeted services industries, our financial results depend, in significant part, upon economic conditions in the healthcare, retail, professional services, financial services and public sector industries. An economic downturn, or adverse change in the regulatory environment or business prospects for, one or more of these industries may decrease our revenues or lower our growth rate. In addition, we must continue to develop industry specific functionality for our solutions, which satisfy the changing, specialized requirements of prospective customers in our target industries.

We may experience fluctuations in quarterly revenue that could adversely impact our stock price and our operating results.

      Our actual revenues in a quarter could fall below expectations which could lead to a decline in our stock price. Our revenues and operating results are difficult to predict and may fluctuate substantially from quarter to quarter. Revenues from license fees in any quarter depend substantially upon our contracting activity and our ability to recognize revenues in that quarter in accordance with our revenue recognition policies. Our quarterly revenue may fluctuate and may be difficult to forecast for a variety of reasons, including the following:

•	a significant number of our prospective customers’ decisions regarding whether to enter into license agreements with us are made within the last few weeks of each quarter;

•	we have historically had a higher concentration of sales in the second half of our fiscal year due to the nature of our sales personnel compensation programs;

•	the size of license transactions can vary significantly;

•	customers may unexpectedly postpone or cancel orders due to changes in their strategic priorities, project objectives, budget or personnel;

•	customer evaluations and purchasing processes vary significantly from company to company, and a customer’s internal approval and expenditure authorization process can be difficult and time consuming to complete, even after selection of a vendor;

•	the number, timing and significance of software product enhancements and new software product announcements by us and our competitors may affect purchase decisions; and

•	we may have to defer revenues under our revenue recognition policies.

      Fluctuation in our quarterly revenues may adversely affect our operating results. In each fiscal quarter our expense levels, operating costs and hiring plans are based on projections of future revenues and are relatively fixed. If our actual revenues fall below expectations we could experience a reduction in operating results.

Our lengthy and variable sales cycle makes it difficult to predict our operating results.

      It is difficult for us to forecast the timing and recognition of revenues from sales of our products and services as our prospective customers often take significant time evaluating our products before licensing them. The period between initial customer contact and a purchase by a customer may span from six months to more than one year. During the evaluation period, prospective customers may decide not to purchase or may scale down proposed orders of our products for various reasons, including:

•	reduced demand for enterprise software solutions;

•	introduction of products by our competitors;

•	lower prices offered by our competitors;

•	changes in budgets and purchasing priorities; and

•	reduced need to upgrade existing systems.

      Our prospective customers routinely require education regarding the use and benefit of our products. This may also lead to delays in receiving customers’ orders.

We may be required to delay revenue recognition into future periods which could adversely impact our operating results.

      We have in the past had to, and in the future may have to, defer revenue recognition for license fees due to several factors, including whether:

•	license agreements include applications that are under development or other undelivered elements;

•	we must deliver services, including significant modifications, customization or complex interfaces, which could delay product delivery or acceptance;

•	the transaction involves acceptance criteria or there are identified product-related issues;

•	the transaction involves contingent payment terms or fees;

•	a third-party vendor, whose technology is incorporated into our software products, delays delivery of the final software product to the customer;

•	we are required to accept a fixed-fee services contract; and

•	we are required to accept extended payment terms.

      Because of the factors listed above and other specific requirements under generally accepted accounting principles in the United States for software revenue recognition, we must have very precise terms in our license agreements in order to recognize revenue when we initially deliver software or perform services. Negotiation of mutually acceptable terms and conditions can extend the sales cycle, and sometimes we do not obtain terms and conditions that permit revenue recognition at the time of delivery or even as work on the project is completed.

We have suffered losses and may suffer losses in the future.

      In fiscal 2000, we had a net loss of approximately $3.3 million. This loss was primarily due to non-recurring charges associated with the issuance of warrants to a technology partner and the repurchase of stock options from a former employee. In future periods, we will recognize compensation expense for a portion of our stock options granted to employees. We also expect to continue to incur significant sales and marketing, research and product development, and general and administrative expenses. As a result, we may experience additional losses in future periods.

A number of our competitors are well-established companies that have advantages over us.

      We face competition from a number of companies that have advantages over us due to their larger customer bases, greater name recognition, long operating and product development history, greater international presence and substantially greater financial, technical and marketing resources. These competitors include well-established companies such as Oracle Corporation, PeopleSoft Inc. and SAP AG, all of which have larger installed customer bases. Furthermore, Oracle is capable of bundling its software with its database applications, which underlie a significant portion of our installed applications.

      In addition, we compete with a variety of software and services vendors, including:

•	Internet software vendors;

•	single-industry software vendors;

•	emerging enterprise resource optimization software vendors;

•	human resource management software vendors;

•	financial management software vendors; and

•	outsourced services providers.

      As a result, the market for enterprise software applications has been and continues to be intensely competitive. Some competitors have become more aggressive with their pricing, payment terms and/or issuance of contractual implementation terms or guarantees. We may be unable to continue to compete successfully with new and existing competitors without lowering prices or offering other favorable terms. We expect competition to persist and intensify, which could negatively impact our operating results and market share.

Changes in the terms on which we license third-party technology could result in increased costs or delays in the production and improvement of our products.

      We license complementary third-party software products that we incorporate into, or resell with, our own software products. For example, we have a relationship with Siebel Systems, Inc. that allows us to resell customer relationship management applications as part of our solutions. We also have a strategic development, marketing and reseller relationship with Hyperion Solutions Corporation that allows us to incorporate its technology into our financial suite of products. These licenses and other technology licenses are subject to periodic renewal and may include minimum sales requirements. Specifically, the failure to meet such minimum sales requirements under the Siebel and Hyperion contracts would permit them to terminate our agreements. A failure to renew, or early termination of, these licenses could adversely impact our business. If any of the third-party software vendors change their product offerings or terminate our licenses, we may lose potential revenues and may need to incur additional development costs. In addition, if the cost of licensing any of these third-party software products significantly increases, or if there is a change in the relative mix of products we offer, our gross margins could significantly decrease. We rely on existing relationships with software vendors who are also competitors. If these vendors change their business practices, we may be compelled to find alternative vendors with complementary software, which may not be available on attractive terms or at all, or may not be as widely accepted or as effective as the software provided by our existing vendors. Our relationships with these and other third-party vendors are an important part of our business, and a deterioration of these relationships could adversely impact our business and operating results.

A deterioration in our relationship with resellers, systems integrators and other third parties that market and sell our products could reduce our revenues.

      Our ability to achieve revenue growth will depend in large part on adding new partners to expand our sales channels, as well as leveraging our relationships with existing partners. If our relationships with these resellers, system integrators and strategic and technology partners deteriorate or terminate, we may lose important sales and marketing opportunities. Reseller arrangements also may give rise to disputes regarding marketing strategy and customer relationships which could negatively affect our business.

      Our current and potential customers often rely on third-party systems integrators to implement and manage new and existing applications. These systems integrators may increase their promotion of competing enterprise software applications, or may otherwise discontinue their relationships with or support of us.

      We also may enter into joint arrangements with strategic partners to develop new software products or extensions, or to sell our software as part of integrated products. Our business may be adversely affected if these strategic partners change their business priorities or experience difficulties in their operations, which in either case causes them to terminate or reduce their support for the joint arrangements. Furthermore, the financial condition of our channel partners impacts our business. If our partners are unable to recruit and adequately train a sufficient number of consulting personnel to support the implementation of our software products, or they otherwise do not adequately perform implementation services, we may lose customers. Our relationships with resellers, systems integrators and other third-party vendors are an important part of our business, and a deterioration of these relationships could adversely impact our business and operating results.

We may be unable to retain or attract clients if we do not develop new products and enhance our current products in response to technological changes.

      We will be unable to compete effectively if we are unable to maintain and enhance our technological capabilities, to develop and market products and services that meet changing customer needs and to anticipate or respond to technological changes on a cost-effective and timely basis. Our core technologies face competition from new or revised technologies that may render our existing technology less competitive or obsolete, reducing the demand for our solutions. As a result, we must continually redesign our products to incorporate these new technologies and to adapt our software products to operate on, and comply with, evolving industry standards for hardware and software platforms. In addition, conflicting new technologies present us with difficult choices of which new technologies to adopt If we fail to anticipate or respond adequately to technological developments, or experience significant delays in product development or introduction, our business and operating results will be negatively impacted.

      In addition, to the extent we determine that new technologies and equipment are required to remain competitive, the development, acquisition and implementation of such technologies may require us to make significant capital investments. We may not be able to obtain capital for these purposes and investments in new technologies may not result in commercially viable technological products. The loss of revenue and increased costs to us from such changing technologies would adversely affect our business and operating results.

Our programs are deployed in large and complex systems and may contain defects that are not detected until after our programs have been installed, which could damage our reputation and cause us to lose customers or incur liabilities.

      Our software programs are often deployed in large and complex computer networks. Because of the nature of these programs, they can only be fully tested for reliability when deployed in networks for long periods of time. Our software programs may contain undetected defects when first introduced or as new versions are released, and our customers may discover defects in our products or experience corruption of their data only after our software programs have been deployed. In addition, our products are combined with products from other vendors. As a result, should problems occur, it may be difficult to identify the source of the problem. These conditions increase the risk that we could experience, among other things:

•	loss of customers;

•	damage to our brand reputation;

•	failure to attract new customers or achieve market acceptance;

•	diversion of development resources; and

•	legal actions by our customers.

      In addition, we may not be able to avoid or limit liability for disputes relating to product performance or the provision of services. The occurrence of any one or more of the foregoing factors could cause us to experience losses, incur liabilities and adversely affect our operating results.

If we are unable to attract and retain qualified personnel, specifically sales and marketing personnel and software engineers, we will be unable to develop new products and increase our revenue.

      If we are unable to attract, train and retain highly-skilled technical, managerial, sales and marketing personnel, we may be at a competitive disadvantage and unable to increase our revenue. Competition for personnel in the software industry is intense, and, at times, we have had difficulty locating qualified candidates within desired geographic locations, or with certain industry-specific domain expertise. We may grant large numbers of options or other stock-based awards to attract and retain personnel, which could be highly dilutive to our stockholders. The failure to attract, train, retain and effectively manage employees could negatively impact our development and sales efforts and cause a degradation of our customer service. In particular, the loss of sales personnel could lead to lost sales opportunities because it can take several months to hire and train replacement sales personnel. Uncertainty created by turnover of key employees could adversely affect our business, operating results and stock price.

We may not be able to develop our international operations successfully.

      Currently, we have a limited international presence and we may not be successful in developing business outside of the United States despite continuing to invest in our international operations. Factors that could have an adverse effect on our ability to develop our international operations include:

•	lack of experience in a particular geographic market;

•	significant presence of our competitors in international markets;

•	increased cost and development time required to modify and translate our products for local markets;

•	inability to recruit personnel in a specific country or region;

•	failure to enter into relationships with local resellers, systems integrators or other third-party vendors;

•	differing foreign technical standards; and

•	regulatory, social, political, labor or economic conditions in a specific country or region.

      If our international operations expand, our business may become subject to unexpected, uncontrollable and rapidly changing events and circumstances in addition to those experienced in the United States. The following factors, among others, could have an adverse impact on our business and operating results:

•	operating costs in many countries are higher than in the United States;

•	conducting business in currencies other than United States dollars subjects us to currency controls and fluctuations in currency exchange rates;

•	we may be unable to hedge some transactions because of uncertainty or the inability to reasonably estimate our foreign exchange exposure;

•	we may hedge some anticipated transactions and transaction exposures, but could still experience losses due to exchange rate fluctuations;

•	laws, policies and other regulatory requirements affecting trade and investment including loss or modification of exemptions for taxes and tariffs, and import and export license requirements; and

•	exposure to different legal standards or risks.

We may not be able to successfully integrate the business and products of Account4 into our operations.

      If we are unable to successfully integrate the software and products of Account4 into our solutions, we may be unable to realize the anticipated benefits of acquiring Account4. The acquisition of Account4 was our first significant acquisition. We may experience technical difficulties that could delay the integration of Account4’s products into our solutions. We also must combine and assimilate management, operations systems and personnel of Account4 with our own. A material delay in the integration of Account4 would adversely effect our competitive position in the professional services market. In addition, if we are unable to successfully integrate Account4, management resources could be diverted, resulting in a disruption of our business.

We may be unable to identify or complete suitable acquisitions and investments, and any acquisitions and investments we do complete may create business difficulties or dilute our stockholders.

      We may be unable to identify suitable acquisitions or investment candidates. Even if we identify suitable candidates, we cannot assure you that we will be able to make acquisitions or investments on commercially acceptable terms. If we acquire a company, we may have difficulty integrating its personnel and operations into our operations. In addition, its key personnel may decide not to work for us. We may also have difficulty integrating acquired businesses, products, services and technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and workforce, increase our expenses and adversely affect our operating results. We may also incorrectly judge the value or worth of an acquired company or business. Furthermore, we may incur significant debt or be required to issue equity securities to pay for future acquisitions or investments. The issuance of equity securities may be dilutive to our stockholders.

Services provided by systems integrators carry lower gross margins than services provided by our employees and a change in the mix of services revenues could have an adverse impact on our operating results.

      We subcontract certain consulting services to systems integrators which generally causes such services to carry lower gross margins than services provided internally. Therefore, an increase in the percentage of services provided by systems integrators versus services provided by our employees could have a detrimental impact on our overall gross margins and could adversely affect operating results.

We may be unable to compete effectively in the application service provider market.

      Some businesses choose to access enterprise software applications through application service providers, or ASPs, which are businesses that host applications and provide access to software on a subscription basis. We have limited experience selling our solutions through ASPs and may not be successful in generating revenue from this distribution channel. Moreover, the use of ASPs as a distribution channel may occur more rapidly than we anticipate, and we may not be able to compete effectively in this environment.

Many of our executive officers are new to their positions, are critical to our business and may not remain with us in the future.

      On February 15, 2001, we reorganized our management team. In particular, our prior chief executive officer, H. Richard Lawson, became the chairman of our board of directors, and John J. Coughlan, who had served as our president and chief operating officer, was appointed president and chief executive officer. Our executive vice president and chief financial officer, Robert G. Barbieri, joined us in August 2000. It may take some time for the members of our management team to be fully integrated into their new positions. Our ability to effectively execute our business strategy depends in large part on our management team’s ability to operate effectively together. If our executives are unable to do so, our business and operating results may be adversely affected. In addition, we do not have employment contracts or noncompetition agreements with most of our executive management employees. The loss of services of any of our executives could negatively affect our business.

In the event our products infringe on the intellectual property rights of third parties, our business may suffer if we are sued for infringement or cannot obtain licenses to these rights on commercially acceptable terms.

      We are subject to the risk of adverse claims and litigation alleging infringement by us of the intellectual property rights of others. Many participants in the technology industry have an increasing number of patents and patent applications and have frequently demonstrated a readiness to take legal action based on allegations of patent and other intellectual property infringement. Further, as the number and functionality of our products increase, we believe that we may become increasingly subject to the risk of infringement claims. If infringement claims are brought against us, these assertions could distract management and we may have to expend potentially significant funds and resources to defend or settle such claims. If we were found to infringe on the intellectual property rights of others, we could be forced to pay significant license fees or damages for infringement.

      On July 13, 2001, Timeline, Inc. filed a complaint against us in the United States District Court for the Western District of Washington, alleging that some of our products and our resale of Hyperion Solutions Corporation products infringe three patents held by Timeline. In its complaint, Timeline requests a permanent injunction prohibiting us from making, using or selling any infringing products, and seeks damages, costs and attorneys’ fees, including up to triple damages for alleged willful infringement. We have answered Timeline’s complaint, but no discovery has been taken by either party. Our defense of this litigation will likely be time-consuming, costly, and a diversion for our technical and management personnel. In the event that we do not prevail, we may not be able to design around the patents, or obtain a license to the patents on reasonable terms or at all.

      Further, as part of our standard license agreements, we agree to indemnify our customers for some types of infringement claims under the laws of the United States and some foreign jurisdictions that may arise from the use of our products. If a claim against us were successful, we may be required to incur significant expense and pay substantial damages as we are unable to insure against this risk. Even if we were to prevail, the accompanying publicity could adversely impact the demand for our software. Provisions attempting to limit our liability in our standard agreements may be invalidated by unfavorable judicial decisions or by federal, state, local or foreign laws or ordinances.

If we fail to adequately protect our intellectual property, we may not be able to compete.

      We consider certain aspects of our internal operations, software and documentation to be proprietary, and rely on a combination of contract, copyright, trademark and trade secret laws and other measures to protect this information. In addition, to date we have filed only one patent application but we intend to file additional patent applications. Outstanding applications may not result in issued patents and, even if issued, the patents may not provide any competitive advantage. Existing copyright laws afford only limited protection. Our competitors may independently develop technologies that are less expensive or better than our technology. In addition, when we license our products to customers, we provide source code for most of our products. We also permit customers to possibly obtain access to our other source code through a source code escrow arrangement. This access to our source code may increase the likelihood of misappropriation or other misuse of our intellectual property. In addition, the laws of some countries in which our software products are or may be licensed do not protect our software products and intellectual property rights to the same extent as the laws of the United States. Defending our rights could be costly.

Risks Related to this Offering

Management may spend or invest the proceeds of this offering in ways with which you may not agree.

      We have broad discretion to determine the allocation of our proceeds from this offering that will be used for general corporate purposes. You will not have an opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use these proceeds. The failure of management to use such funds effectively could have a material adverse effect on our financial position and operating results.

As a new investor, you will experience immediate dilution of 82.9% in the book value of your common stock, and may experience additional dilution as outstanding options and warrants are exercised.

      The per share net book value of common stock you purchase in this offering will be less than the per share price you paid for such common stock at the initial public offering price. Accordingly, if you purchase common stock in this offering at an assumed initial public offering price of $16.00 per share, you will incur immediate and substantial dilution of $13.26 per share, which equals the difference between your purchase price per share and the net book value per share. Prior investors paid a lower per share price than the price in this offering. In addition, we have issued a significant number of options and warrants to acquire common stock at prices significantly below the initial public offering price. As of May 31, 2001, we had outstanding options to purchase 26,642,452 shares of common stock at a weighted average exercise price of $1.95 per share, and outstanding warrants to purchase 2,727,397 shares of common stock at a weighted average purchase price of $3.89 per share. To the extent these outstanding options and warrants are exercised, there will be further dilution to investors in this offering.

There is a large number of shares that may be sold in the market following this offering which may depress our stock price.

      Sales of a substantial number of shares of our common stock in the public market by our stockholders after this offering, or the perception that such sales are likely to occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. Based on shares outstanding as of May 31, 2001, upon completion of this offering we will have outstanding 89,431,841 shares of common stock, assuming no exercise of the underwriters’ over-allotment option. Of these shares, the 12,700,000 shares of common stock sold in this offering and an additional                shares of common stock will be freely tradable, without restriction, in the public market. After the lockup agreements pertaining to this offering expire 180 days from the date of this prospectus, an additional                shares will be eligible for sale in the public market. In addition,                of the shares subject to outstanding options and warrants will be exercisable, and if exercised, available for sale 180 days after the date of this prospectus.

An active public market for our common stock may not develop, which could impede your ability to sell your shares and depress our stock price.

      The initial price of our common stock to be sold in the offering will be determined through negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. Before this offering, no public market existed for our common stock. An active public market for our common stock may not develop or be sustained after the offering, which could affect your ability to sell your shares and depress the market price of your shares. The market price of your shares may fall below the initial public offering price. In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We may become the target of similar litigation. Securities litigation may result in substantial costs and divert management’s attention and resources, which may harm our business and financial condition, as well as the market price of our common stock.

A concentration of ownership by our executive officers and directors and their affiliates may significantly lessen the impact of your voting rights.

      We anticipate that our executive officers and directors, together with their affiliates, will, in the aggregate, beneficially own approximately 32.6 percent of our outstanding common stock following the completion of this offering. These stockholders may be able to exercise substantial influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control of us. There can be no assurance that these stockholders will vote their shares in a manner that is consistent with your preferences.

FORWARD-LOOKING STATEMENTS

       You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this prospectus.

      This prospectus contains forward-looking statements within the meaning of the federal securities laws that relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential” or “continue” or the negative of such terms or other comparable terminology. In addition, these forward-looking statements include, but are not limited to, statements regarding the following: our software development plans and our business strategies and plans. These statements are only predictions. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus or to conform these statements to actual results.

      In this prospectus, we refer to information regarding our potential markets and other industry data. We believe that all such information has been obtained from reliable sources which are customarily relied upon by companies in our industry. However, we have not independently verified any such information.

USE OF PROCEEDS

       We expect to receive net proceeds of approximately $186.7 million from the sale in this offering of 12,700,000 shares of common stock (approximately $215.1 million if the underwriters exercise their over-allotment option in full), at an assumed initial public offering price of $16.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

      The principal purposes of this offering are to obtain additional capital, to create a public market for our common stock, to enhance our ability to acquire other businesses, products or technologies and to facilitate future access to public equity markets. We intend to use approximately $10.2 million of the net proceeds from this offering to repay our outstanding senior subordinated convertible notes due February 23, 2006 that bear interest at an annual rate of 12%. The proceeds from the issuance of these notes were used for general corporate purposes. We expect to use the remainder of the net proceeds from this offering for general corporate purposes, capital expenditures and possible acquisitions. We have no agreements with respect to material acquisitions as of the date of this prospectus. Pending use of the net proceeds of this offering, we intend to invest the net proceeds in interest-bearing, investment-grade securities.

      A portion of the net proceeds may be used to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies.

DIVIDEND POLICY

       We have never declared or paid any cash dividends on our capital stock and do not anticipate paying cash dividends in the foreseeable future. We currently intend to retain future earnings to fund the development and growth of our business.

CAPITALIZATION

       The following table summarizes our capitalization as of May 31, 2001 as follows:

      •  on an actual basis;

•	on a pro forma basis to reflect the conversion of our Series A Convertible Preferred Stock and the elimination of the mandatory redemption features of the common stock held by our employee stock ownership plan and of the mandatorily redeemable common stock warrants issuable upon conversion of the outstanding senior subordinated convertible notes; and

•	on a pro forma as adjusted basis to give effect to receipt of the net proceeds from the sale in this offering of 12,700,000 shares of common stock at an assumed initial public offering price of $16.00 per share, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, and the application of the net proceeds as described under “Use of Proceeds.”

      You should read this table in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus. The following table sets forth our capitalization as of May 31, 2001:

	May 31, 2001

			Pro Forma
	Actual	Pro Forma	as Adjusted

	(in thousands, except share and per share data)
		(unaudited)	(unaudited)

Mandatorily redeemable common stock warrants	$2,560	$—	$—

Senior subordinated convertible notes	8,031	8,031	—

Other long-term debt, net of current portion	1,010	1,010	1,010

Series A convertible preferred stock, $0.01 par value; 7,437,865 shares authorized, issued and outstanding	29,750	—	—

Mandatorily redeemable common stock at redemption value	56,145	—	—

Stockholders’ (deficit) equity:

Preferred stock, $0.01 par value, 42,562,135 shares authorized; no shares issued or outstanding	—	—	—

Common stock, $0.01 par value, 500,000,000 shares authorized, 66,415,523 shares issued and outstanding, actual; 76,731,841 shares issued and outstanding, pro forma; and 89,431,841 shares issued and outstanding, pro forma as adjusted	664	767	894

Additional paid-in capital	26,783	88,988	275,587

Treasury stock at cost, 6,637,613 shares	(15,344)	(15,344)	(15,344)

Deferred stock-based compensation	(15,093)	(15,093)	(15,093)

Retained earnings	35,025	5,027	3,885

Accumulated other comprehensive loss	(759)	(759)	(759)

Adjustment for mandatorily redeemable common stock	(56,145)	—	—

Total stockholders’ (deficit) equity	(24,869)	63,586	249,170

Total capitalization	$72,627	$72,627	250,180

This table excludes the following shares:

•	26,642,452 shares subject to outstanding stock options as of May 31, 2001, with a weighted average exercise price of $1.95 per share;

•	2,727,397 shares subject to outstanding warrants as of May 31, 2001, with a weighted average exercise price of $3.89 per share; and

•	35,843,251 shares reserved for future grant or issuance under our stock option plans and employee stock purchase plan as of May 31, 2001.

DILUTION

       If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after completion of this offering. We calculate pro forma net tangible book value per share by dividing the net tangible book value, which equals total assets, less intangible assets and total liabilities, by the number of outstanding shares of common stock outstanding after giving effect to the conversion of all outstanding shares of Series A Convertible Preferred Stock upon completion of this offering and the elimination of the mandatory redemption features of the common stock held by our employee stock ownership plan and of the mandatorily redeemable common stock warrants issuable upon conversion of the outstanding senior subordinated convertible notes.

      At May 31, 2001, our pro forma net tangible book value was $59.3 million or $0.77 per share. After giving effect to the sale of 12,700,000 shares of our common stock in this offering at an assumed initial public offering price of $16.00 per share, less underwriting discounts and commissions and the estimated offering expenses payable by us, our pro forma net tangible book value at May 31, 2001 would have been approximately $244.9 million, or $2.74 per share. This represents an immediate increase in pro forma net tangible book value of $1.97 per share to existing stockholders and an immediate dilution in pro forma tangible book value of $13.26 per share to purchasers of common stock in this offering. The following table illustrates this dilution:

Assumed initial public offering price per share		$16.00

Pro forma net tangible book value per share	$0.77

Increase per share attributable to new investors	1.97

Pro forma net tangible book value per share after offering		2.74

Dilution per share to new investors		$13.26

      The following table shows on a pro forma as adjusted basis at May 31, 2001, after giving effect to the sale of 12,700,000 shares of common stock in this offering at an assumed initial public offering price of $16.00 per share, less estimated underwriting discounts and commissions and estimated offering expenses, and conversion of all Series A Convertible Preferred Stock into common stock, to the number of shares of common stock issued by us, the total consideration paid to us and the average price paid per share by existing stockholders and by new investors purchasing common stock in this offering:

	Shares Purchased		Total Consideration		Average
					Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders	76,731,841	85.8%	$27,154,013	11.8%	$0.35

New investors	12,700,000	14.2	203,200,000	88.2	$16.00

Total	89,431,841	100.0%	$230,354,013	100.0%

      The foregoing discussion and table are based on actual shares outstanding on May 31, 2001. The foregoing discussion assumes no exercise of any stock options or warrants outstanding as of May 31, 2001. As of May 31, 2001, there were options and warrants outstanding to purchase 29,369,849 shares of common stock at a weighted average exercise price of $2.13 per share. To the extent any of these options or warrants are exercised, there will be further dilution to investors.

SELECTED CONSOLIDATED FINANCIAL DATA

      The consolidated statement of operations data set forth below for the years ended May 31, 1999, 2000 and 2001, and the balance sheet data at May 31, 2000 and 2001 are derived from our financial statements which have been audited by PricewaterhouseCoopers LLP, independent accountants, and are included elsewhere in this prospectus. Statement of operations data for the years ended May 31, 1997 and 1998 and the balance sheet data at May 31, 1997, 1998 and 1999 are derived from our audited financial statements that are not included in this prospectus. When you read this selected consolidated financial data, it is important that you also read our financial statements and related notes included elsewhere in this prospectus, as well as the section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Historical results are not necessarily indicative of future results.

	Year Ended May 31,

	1997	1998	1999	2000	2001

	(in thousands, except per share data)

Consolidated Statement of Operations Data:

Revenues:

License fees	$66,646	$93,955	$98,141	$121,421	$152,291

Services	72,802	102,584	166,321	191,486	231,641

Total revenues	139,448	196,539	264,462	312,907	383,932

Cost of revenues:

Cost of license fees	3,155	11,574	11,941	16,228	23,580

Cost of services	38,449	48,962	79,554	101,875	120,502

Total cost of revenues	41,604	60,536	91,495	118,103	144,082

Gross profit	97,844	136,003	172,967	194,804	239,850

Operating expenses:

Research and development	19,885	28,849	37,819	44,780	52,600

Sales and marketing	54,375	76,555	88,986	119,203	116,667

General and administrative	14,000	19,386	28,075	31,731	32,210

Non-recurring charges	—	—	4,350	3,984	14,203

Total operating expenses	88,260	124,790	159,230	199,698	215,680

Operating income (loss)	9,584	11,213	13,737	(4,894)	24,170

Interest income, net	83	132	1,332	892	949

Income (loss) before income taxes	9,667	11,345	15,069	(4,002)	25,119

Provision (benefit) for income taxes	4,011	5,105	6,333	(653)	10,550

Net income (loss)	$5,656	$6,240	$8,736	$(3,349)	$14,569

Net income (loss) per share:

Basic	$0.08	$0.09	$0.12	$(0.05)	$0.21

Diluted	$0.08	$0.08	$0.11	$(0.05)	$0.17

Shares used in computing net income (loss) per share:

Basic	68,851	69,327	70,361	70,689	69,907

Diluted	73,771	78,508	80,920	70,689	84,367

	May 31,

	1997	1998	1999	2000	2001

	(in thousands)

Consolidated Balance Sheet Data:

Cash, cash equivalents and marketable securities	$8,912	$29,713	$41,398	$45,862	$77,608

Working capital	802	5,411	9,233	6,048	39,422

Total assets	68,703	104,276	145,560	179,630	236,103

Mandatorily redeemable common stock warrants	—	—	—	—	2,560

Senior subordinated convertible notes	—	—	—	—	8,031

Other long-term debt, net of current portion	2,172	1,021	1,819	15,573	1,010

Series A convertible preferred stock	—	—	—	—	29,750

Mandatorily redeemable common stock	85,396	130,714	158,850	164,213	56,145

Stockholders’ (deficit) equity	(75,390)	(113,436)	(131,682)	(138,875)	(24,869)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

       The following should be read with our consolidated financial statements and the notes to those statements and other financial information appearing elsewhere in this prospectus. The discussion in this prospectus contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. The cautionary statements made in this prospectus should be read as applying to all related forward-looking statements wherever they appear in this prospectus. Our actual results could differ materially from those discussed here. Factors that could cause or contribute to these differences include those discussed in “Risk Factors,” as well as those discussed elsewhere in this prospectus.

Overview

      We are a provider of enterprise software solutions for specific services industries. We derive revenues from licensing software solutions and providing comprehensive, professional services, including consulting, training and implementation services, as well as ongoing customer support and maintenance. Consulting, training and implementation services are not essential to the functionality of our software products, are sold separately and are also available from third-party service providers. Accordingly, revenues from these services are generally recorded separately from the license fee. Additionally, we generate a portion of our revenues from reselling our software solutions through third-party vendors.

      We recognize revenues in accordance with the provisions of the American Institute of Certified Public Accountants Statement of Position (SOP) 97-2, “Software Revenue Recognition,” as amended by SOP 98-4 and SOP 98-9, as well as Technical Practice Aids issued from time to time by the American Institute of Certified Public Accountants, and in accordance with the Securities and Exchange Commission Staff Accounting Bulleting No. 101, “Revenue Recognition in Financial Statements.”

      We recognize revenues from software license fees from end users and resellers when a non-cancelable license agreement has been signed, the software product has been shipped, there are no uncertainties surrounding product acceptance, the fees are fixed or determinable and collection of the related receivable is considered probable. In software arrangements that include rights to multiple software products, specified upgrades, maintenance or services, we allocate total fees among each deliverable based on relative fair value. Customer support and software arrangements including fixed-fee services components are recognized using contract accounting.

      We recognize revenues from training, consulting and implementation services as such services are provided to customers. These services are billed on either a time and materials or a fixed-fee basis. Revenues from customer support and maintenance are deferred and recognized ratably over the term of the maintenance agreements. Revenues from maintenance contracts which are bundled with the initial license fee are deferred based on the fair value of the bundled support services.

      Cost of license fees include royalties to third parties and software delivery expenses. Our software solutions may include embedded components of third-party vendors, for which a fee is paid to the vendor upon sale of our products. In addition, we resell third-party products in conjunction with the license of our software solutions. The cost of license fees is higher when we resell products of third-party vendors. As a result, gross margins vary depending on the proportion of sales of third-party products in our revenue mix.

      Cost of services includes the personnel and related overhead costs for providing consulting, training, implementation and support services to customers, as well as fees and royalties paid to third parties for subcontracted professional services and support. The cost of services is higher when such services are provided by third-party vendors. As a result, gross margins vary depending on the proportion of services provided by third parties in our revenue mix.

      Our operating expenses include research and development, sales and marketing and general and administrative expenses. Research and development expenses consist primarily of salaries, employee benefits, related overhead costs and consulting fees relating to product development, enhancements, upgrades, testing, quality assurance and documentation. Sales and marketing expenses consist primarily of salaries and incentive compensation, employee benefits and related overhead costs as well as travel, trade show activities and advertising costs. General and administrative expenses consist primarily of salaries, employee benefits and related overhead costs for operations employees as well as legal and accounting fees, consulting fees and bad debt expense.

      In anticipation of our initial public offering, we have incurred certain one-time expenses. These expenses include fees paid to an independent consulting firm to assist our organization in improving business processes and corporate infrastructure. During fiscal 2001, we incurred expenses of $4.9 million related to this initiative. We expect to incur approximately $0.4 million for these expenses in the first quarter of fiscal 2002.

      Our ongoing facility costs increased beginning in fiscal 2000 as a result of moving into our new corporate headquarters. During fiscal 1999, in conjunction with our decision to move to our present facility, we recorded a lease abandonment charge of $4.4 million that represents the excess of remaining lease payments over the amount we estimated would be generated from the sub-lease of space at our former headquarters. In subsequent quarters, additional adjustments have been made in response to conditions in the real estate market and subtenant activity.

      We also have recorded deferred compensation for the difference between the exercise price and the deemed fair value of our common stock for certain employee stock option grants that were granted below the estimated fair value of our common stock. We have recorded deferred compensation of $18.3 million related to such option grants for fiscal 2001 which will be amortized over the period of service. Compensation expense of $3.6 million was recorded in fiscal 2001 related to grants below the estimated fair value of our common stock.

      Interest income, net includes interest and dividend income earned on cash, cash equivalents and investments net of interest expense.

Recent Recapitalization Transactions

      In February 2001, affiliates of TA Associates, Inc. and St. Paul Venture Capital purchased 6,124,855 shares of Series A Convertible Preferred Stock from us for a total purchase price of $25.2 million, or $4.12 per share. The preferred stock is convertible into common stock on a one to 1.387 basis after giving effect to the stock split in August 2001, subject to adjustment upon future dilutive events. We used a portion of these proceeds to repurchase from our founders and former executive officers 4,307,453 shares of common stock for an aggregate purchase price of $10.0 million, or $2.32 per share, and stock options for 5,843,431 shares of common stock for an aggregate purchase price of $7.5 million. We recorded compensation expense of $7.5 million in the third quarter of fiscal 2001 to reflect the repurchase of the stock options. In addition, in February and March of 2001, certain stockholders sold 2,330,160 shares of common stock to affiliates of TA Associates and St. Paul Venture Capital for a total purchase price of $5.4 million, or $2.32 per share. These shares of common stock were then exchanged for an additional 1,313,010 shares of preferred stock. As a result, there were 7,437,865 shares of preferred stock outstanding on May 31, 2001.

      Affiliates of TA Associates and St. Paul Venture Capital also purchased $10.0 million in principal amount of 12% senior subordinated convertible notes due February 23, 2006, which are convertible into $10.0 million principal amount of 12% senior subordinated notes due February 23, 2006 with warrants to purchase 438,847 shares of our common stock for $0.01 per share. We have accounted for the allocated fair value of the warrants as a discount of $2.1 million on the senior subordinated convertible notes.

      Upon the effectiveness of this offering and the conversion of our preferred stock into shares of common stock, we will recognize a charge to net income available to common stockholders for the unamortized value of the beneficial conversion feature of our preferred stock. This charge will adversely impact basic earnings per share in the period of conversion. As of May 31, 2001, the unamortized value of the deemed beneficial conversion feature of our preferred stock was approximately $30.0 million. As discussed in “Use of Proceeds,” we intend to use a portion of the net proceeds from this offering to repay our outstanding senior subordinated convertible notes. If the notes are repaid prior to their scheduled maturity date, we will record an extraordinary charge for the total amount of the unamortized debt issuance costs and the discount on the notes. As of May 31, 2001, this amount was approximately $2.3 million.

Recent Development

      On July 11, 2001, we acquired Account4, Inc., a provider of web-based professional services automation software that assists services organizations to more efficiently manage their businesses and workforce. Account4’s solutions automate and integrate core processes related to business development, service delivery and administration for services organizations. The purchase price for this transaction was approximately $27.5 million in cash, including the repayment of assumed debt. The acquisition was accounted for under the purchase method of accounting and accordingly, the assets and liabilities acquired were recorded at their estimated fair values at the effective date of the acquisition.

Results of Operations

      The following table sets forth certain line items in our consolidated statement of operations as a percentage of total revenues for the periods indicated:

	Year Ended May 31,

	1999	2000	2001

Revenues:

License fees	37.1%	38.8%	39.7%

Services	62.9	61.2	60.3

Total revenues	100.0	100.0	100.0

Cost of revenues:

Cost of license fees	4.5	5.2	6.1

Cost of services	30.1	32.6	31.4

Total cost of revenues	34.6	37.8	37.5

Gross margin	65.4	62.2	62.5

Operating expenses:

Research and development	14.3	14.3	13.7

Sales and marketing	33.6	38.1	30.4

General and administrative	10.7	10.1	8.4

Non-recurring charges	1.6	1.3	3.7

Total operating expenses	60.2	63.8	56.2

Operating income (loss)	5.2	(1.6)	6.3

Interest income, net	0.5	0.3	0.2

Income (loss) before income taxes	5.7	(1.3)	6.5

Provision (benefit) for income taxes	2.4	(0.2)	2.7

Net income (loss)	3.3%	(1.1)%	3.8%

Fiscal Year Ended May 31, 2001 Compared To Fiscal Year Ended May 31, 2000

Revenues

      Total Revenues. Total revenues increased to $383.9 million in fiscal 2001 from $312.9 million in fiscal 2000, representing an increase of 22.7%. This increase was primarily a result of greater demand for our software products and continued penetration in our targeted services industries. In addition, services revenues increased primarily due to professional services and maintenance revenues associated with our growing customer base.

      License Fees. Revenues from license fees increased to $152.3 million in fiscal 2001 from $121.4 million in fiscal 2000, representing an increase of 25.4%. Revenues from license fees as a percentage of total revenues for fiscal 2001 and fiscal 2000 were 39.7% and 38.8%, respectively. These increases were primarily attributable to a greater volume of license transactions and an increase in average sales price per customer. In addition, we gained a major customer, which represented $12.8 million in revenues from license fees for fiscal 2001.

      Services. Revenues from services increased to $231.6 million in fiscal 2001 from $191.5 million in fiscal 2000, representing an increase of 21.0%. Services revenues as a percentage of total revenues for fiscal 2001 and fiscal 2000 were 60.3% and 61.2%, respectively. The decrease as a percentage of revenues in fiscal 2001 was primarily a result of the proportionately greater increase in license fees.

Cost of Revenues

      Cost of License Fees. Cost of license fees increased to $23.6 million in fiscal 2001 from $16.2 million in fiscal 2000, representing an increase of 45.3%. Gross margin on revenues from license fees was 84.5% and 86.6% for fiscal 2001 and fiscal 2000, respectively. The decrease in gross margin was primarily attributable to the larger proportion of sales of third-party products in our revenue mix and increases in third-party software costs.

      Cost of Services. Cost of services increased to $120.5 million in fiscal 2001 from $101.9 million in fiscal 2000, representing an increase of 18.3%. Gross margin on services revenues was 48.0% and 46.8% for fiscal 2001 and fiscal 2000, respectively. The increase in gross margin was primarily attributable to increased utilization of internal services consultants.

Operating Expenses

      Research and Development. Research and development expenses increased to $52.6 million in fiscal 2001 from $44.8 million in fiscal 2000, representing an increase of 17.4%. The increase in expenses was primarily due to higher compensation expenses resulting from additional headcount and salary increases to attract and retain highly skilled technology professionals. Research and development expenses as a percentage of total revenues for fiscal 2001 and fiscal 2000 were 13.7% and 14.3%, respectively.

      Sales and Marketing. Sales and marketing expenses decreased to $116.7 million in fiscal 2001 from $119.2 million in fiscal 2000, representing a decrease of 2.1%. The decrease was primarily due to a reduction in sales and marketing headcount and related compensation expenses as a result of turnover early in fiscal 2001. Sales and marketing expenses as a percentage of total revenues for fiscal 2001 and fiscal 2000 were 30.4% and 38.1%, respectively. The decrease as a percentage of revenues is a result of the growth in revenues.

      General and Administrative. General and administrative expenses increased to $32.2 million in fiscal 2001 from $31.7 million in fiscal 2000. General and administrative expenses as a percentage of total revenues for fiscal 2001 and fiscal 2000 were 8.4% and 10.1%, respectively. The decrease as a percentage of revenues is a result of the growth in revenues.

      Non-recurring Charges. Non-recurring charges for fiscal 2001 consisted of $7.5 million associated with our recent recapitalization transactions, $4.9 million in consulting fees related to business process improvement initiatives designed to prepare our organization for our initial public offering and an additional lease abandonment charge of $1.8 million in response to conditions in the real estate market and the loss of two subtenants. Non-recurring charges for fiscal 2000 consisted of $2.7 million related to a compensation charge and $1.8 million related to the issuance of warrants under a former strategic marketing arrangement, offset by a $0.5 million decrease in our lease abandonment accrual.

Interest Income, Net

      Interest income, net was $0.9 million for fiscal 2001 and fiscal 2000. Interest income, net as a percentage of total revenues for fiscal 2001 and fiscal 2000 was 0.2% and 0.3%, respectively. We earned interest income of $2.5 million and $1.9 million in fiscal 2001 and fiscal 2000, respectively. This was offset by interest expense of $1.6 million and $1.0 million in fiscal 2001 and fiscal 2000, respectively, incurred in connection with borrowings under our debt arrangements.

Provision (Benefit) for Income Taxes

      We recognized an income tax provision of $10.6 million in fiscal 2001 compared to an income tax benefit in fiscal 2000 of $0.7 million. Our income tax provision was comprised primarily of federal and state taxes. Our effective tax rate for fiscal 2001 was 42.0%. We recognized an income tax benefit for fiscal 2000 as a result of our operating loss.

Fiscal Year Ended May 31, 2000 Compared To Fiscal Year Ended May 31, 1999

Revenues

      Total Revenues. Total revenues increased to $312.9 million in fiscal 2000 from $264.5 million in fiscal 1999, representing an increase of 18.3%. This increase was primarily due to greater demand for our software products and continued penetration of our software products in our targeted services industries. In addition, services revenues increased primarily due to professional services and maintenance revenues associated with our growing customer base.

      License Fees. Revenues from license fees increased to $121.4 million in fiscal 2000 from $98.1 million in fiscal 1999, representing an increase of 23.7%. Revenues from license fees as a percentage of total revenues for fiscal 2000 and fiscal 1999 were 38.8% and 37.1%, respectively. These increases were primarily due to a greater volume of license transactions and an increase in average sales price per customer. These increases were also driven by increased customer demand in fiscal 2000 as customer budgets previously allocated to address Year 2000 compliance projects became available for other information technology needs.

      Services. Revenues from services increased to $191.5 million in fiscal 2000 from $166.3 million in fiscal 1999, representing an increase of 15.1%. The increase in services revenues was primarily due to increased maintenance revenues associated with our expanded customer base. Services revenues as a percentage of total revenues for fiscal 2000 and fiscal 1999 were 61.2% and 62.9%, respectively. The decrease as a percentage of revenues was primarily due to the increase in revenues from license fees and lower demand for services in our third quarter as our customers allocated budgets to address Year 2000 compliance projects.

Cost of Revenues

      Cost of License Fees. Cost of license fees increased to $16.2 million in fiscal 2000 from $11.9 million in fiscal 1999, representing an increase of 35.9%. Gross margin on revenues from license fees was 86.6% and 87.8% for fiscal 2000 and fiscal 1999, respectively. The decrease in gross margin was primarily attributable to the larger proportion of sales of third-party products in our revenue mix and increases in third-party software costs.

      Cost of Services. Cost of services increased to $101.9 million in fiscal 2000 from $79.6 million in fiscal 1999, representing an increase of 28.1%. Gross margin on services revenues was 46.8% and 52.2% for fiscal 2000 and fiscal 1999, respectively. Cost of services increased as we continued hiring personnel during the early part of our fiscal year to meet anticipated demand.

Operating Expenses

      Research and Development. Research and development expenses increased to $44.8 million in fiscal 2000 from $37.8 million in fiscal 1999, representing an increase of 18.4%. Research and development expenses as a percentage of total revenues for both fiscal 2000 and fiscal 1999 was 14.3%.

      Sales and Marketing. Sales and marketing expenses increased to $119.2 million in fiscal 2000 from $89.0 million in fiscal 1999, representing an increase of 34.0%. Sales and marketing expenses as a percentage of total revenues for fiscal 2000 and fiscal 1999 were 38.1% and 33.6%, respectively. The increase as a percentage of total revenues was primarily a result of increased headcount and related compensation of $17.4 million, advertising and trade show activity of $4.4 million, travel expenditures of $3.8 million and increased facility costs of $1.6 million as a result of our move into our new corporate headquarters. The increase in compensation expense also reflects significant turnover experienced in the sales organization during fiscal 2000 as a result of a tight labor market, particularly in the technology sector. This resulted in increased salaries and related costs in order to attract and retain sales employees.

      General and Administrative. General and administrative expenses increased to $31.7 million in fiscal 2000 from $28.1 million in fiscal 1999, representing an increase of 13.0%. The increase from fiscal 1999 to fiscal 2000 was primarily due to a $3.1 million increase in salary expenses resulting from additional headcount and changes in our executive team and increased facility costs of $0.8 million as a result of our move into our new corporate headquarters. General and administrative expenses as a percentage of total revenues for fiscal 2000 and fiscal 1999 were 10.1% and 10.7%, respectively. The decrease as a percentage of total revenues was primarily due to the increase in revenues which exceeded the increase in general and administrative expenses.

      Non-recurring Charges. Non-recurring charges for fiscal 2000 consisted of $2.7 million related to a compensation charge and $1.8 million related to the issuance of warrants under a former strategic marketing arrangement, offset by a $0.5 million decrease in our lease abandonment accrual. During fiscal 1999, in conjunction with our decision to move to our present facility, we recorded a lease abandonment charge of $4.4 million that represents the excess of remaining lease payments over the amount we estimated would be generated from the sub-lease of space at our former headquarters.

Interest Income, Net

      Interest income, net decreased to $0.9 million in fiscal 2000 from $1.3 million in fiscal 1999, representing a decrease of 33.0%. Interest income, net as a percentage of total revenues for fiscal 2000 and fiscal 1999 was 0.3% and 0.5%, respectively. We earned interest income of $1.9 million and $1.5 million in fiscal 2000 and fiscal 1999, respectively. This was offset by interest expense of $1.0 million and $0.2 million in fiscal 2000 and fiscal 1999, respectively, incurred in connection with our borrowing $18.0 million under our $25.0 million credit facility.

Provision (Benefit) for Income Taxes

      We recognized a tax benefit in fiscal 2000 of $0.7 million compared to an income tax provision of $6.3 million in fiscal 1999. We recognized an income tax benefit for fiscal 2000 as a result of our operating loss. Our income tax provision for fiscal 1999 was comprised primarily of federal and state taxes. Our effective tax rate for fiscal 1999 was 42.0%.

Selected Quarterly Operating Results

      The following tables set forth certain unaudited quarterly consolidated statement of operations data for each of the eight quarters ended May 31, 2001 and the percentage of our total revenues represented by each item of the respective quarter. This unaudited quarterly information has been prepared on the same basis as the annual information presented elsewhere herein and, in management’s opinion, includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information for the quarters presented. The operating results for any quarter are not necessarily indicative of results of any future period.

	Three Months Ended

	August 31,	November 30,	February 29,	May 31,	August 31,	November 30,	February 28,	May 31,
	1999	1999	2000	2000	2000	2000	2001	2001

	(in thousands)

Revenues:

License fees	$24,448	$22,313	$33,214	$41,446	$30,300	$25,791	$45,780	$50,420

Services	49,182	48,469	44,676	49,159	53,881	56,539	55,883	65,338

Total revenues	73,630	70,782	77,890	90,605	84,181	82,330	101,663	115,758

Cost of revenues:

Cost of license fees	3,394	3,650	4,570	4,614	4,218	4,471	9,094	5,797

Cost of services	23,827	25,252	25,601	27,195	27,042	28,796	28,721	35,943

Total cost of revenues	27,221	28,902	30,171	31,809	31,260	33,267	37,815	41,740

Gross profit	46,409	41,880	47,719	58,796	52,921	49,063	63,848	74,018

Operating expenses:

Research and development	9,316	10,214	12,009	13,241	11,849	12,487	13,285	14,979

Sales and marketing	26,413	28,369	30,402	34,019	25,652	26,684	30,254	34,077

General and administrative	7,259	6,366	8,153	9,953	6,256	7,177	8,236	10,541

Non-recurring charges	—	(75)	4,425	(366)	400	213	11,290	2,300

Total operating expenses	42,988	44,874	54,989	56,847	44,157	46,561	63,065	61,897

Operating income (loss)	3,421	(2,994)	(7,270)	1,949	8,764	2,502	783	12,121

Interest income, net	388	254	96	154	262	418	415	(146)

Income (loss) before income taxes	3,809	(2,740)	(7,174)	2,103	9,026	2,920	1,198	11,975

Provision (benefit) for income taxes	622	(447)	(1,171)	343	3,791	1,227	503	5,029

Net income (loss)	$3,187	$(2,293)	$(6,003)	$1,760	$5,235	$1,693	$695	$6,946

	Three Months Ended

	August 31,	November 30,	February 29,	May 31,	August 31,	November 30,	February 28,	May 31,
	1999	1999	2000	2000	2000	2000	2001	2001

Revenues:

License fees	33.2%	31.5%	42.6%	45.7%	36.0%	31.3%	45.0%	43.6%

Services	66.8	68.5	57.4	54.3	64.0	68.7	55.0	56.4

Total revenues	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Cost of revenues:

Cost of license fees	4.6	5.1	5.9	5.1	5.0	5.4	8.9	5.0

Cost of services	32.4	35.7	32.9	30.0	32.1	35.0	28.3	31.1

Total cost of revenues	37.0	40.8	38.8	35.1	37.1	40.4	37.2	36.1

Gross margin	63.0	59.2	61.2	64.9	62.9	59.6	62.8	63.9

Operating expenses:

Research and development	12.6	14.4	15.4	14.6	14.1	15.2	13.1	12.9

Sales and marketing	35.9	40.1	39.0	37.5	30.5	32.4	29.7	29.4

General and administrative	9.9	9.0	10.4	11.0	7.4	8.7	8.1	9.1

Non-recurring charges	—	(0.1)	5.7	(0.4)	0.5	0.3	11.1	2.0

Total operating expenses	58.4	63.4	70.5	62.7	52.5	56.6	62.0	53.4

Operating income (loss)	4.6	(4.2)	(9.3)	2.2	10.4	3.0	0.8	10.5

Interest income, net	0.5	0.4	0.1	0.1	0.3	0.6	0.4	(0.2)

Income (loss) before income taxes	5.1	(3.8)	(9.2)	2.3	10.7	3.6	1.2	10.3

Provision (benefit) for income taxes	0.8	(0.6)	(1.5)	0.4	4.5	1.5	0.5	4.3

Net income (loss)	4.3%	(3.2)%	(7.7)%	1.9%	6.2%	2.1%	0.7%	6.0%

      Our operating results have varied on a quarterly basis and may fluctuate significantly in the future. In general, our revenues have been greater in the second half of our fiscal year primarily due to our sales personnel compensation programs.

      Other factors that could affect our quarterly operating results include those described below and elsewhere in this prospectus:

•	our ability to attract and retain customers;

•	the announcement or introduction of new products or services by us or our competitors;

•	changes in the pricing of our products and services or those of our competitors;

•	variability in the mix of our license fee and services revenues in any quarter; and

•	the amount and timing of operating expenses and capital expenditures.

Liquidity and Capital Resources

      We finance our operations primarily with cash generated through operations.

      During fiscal year 2000, we borrowed $18.0 million to fund costs associated with our new corporate headquarters and to provide additional working capital. During fiscal 2001, we paid the outstanding balance under our credit facility. As of May 31, 2001, we had approximately $77.6 million in cash, cash equivalents and marketable securities and approximately $39.4 million in working capital.

      Net cash provided by operating activities was approximately $33.4 million, $11.6 million and $25.2 million in fiscal 2001, 2000 and 1999, respectively. Net cash flows from operating activities from fiscal 2000 to fiscal 2001 increased $21.8 million primarily as a result of net income in fiscal 2001. Net cash flows from operating activities from fiscal 1999 to fiscal 2000 decreased $13.7 million as a result of a net loss in fiscal year 2000, increases in accounts receivable and prepaid expenses, partially offset by increases in other liabilities.

      Net cash used in investing activities was $24.8 million, $23.7 million and $12.3 million in fiscal 2001, 2000 and 1999, respectively. Cash used in investing activities in fiscal 2001 reflects purchases of $18.6 million of marketable securities and $6.1 million of property and equipment. Cash used in investing activities in fiscal 2000 reflects purchases of $10.4 million of office equipment and furniture, $7.3 million of computer equipment and $6.0 million of leasehold improvements, the majority of which related to the new corporate headquarters. We have generally funded capital expenditures through the use of cash generated through operations or bank loans. We expect that capital expenditures will continue to increase in the future as we make additional investments in operations.

      In conjunction with our recapitalization in February 2001, we received $25.2 million in proceeds from the sale of shares of Series A Convertible Preferred Stock and an additional $10.0 million related to the issuance of 12% senior subordinated convertible notes due February 23, 2006, a portion of which we used to repurchase from our founders and former executive officers shares of our common stock and options to acquire shares of our common stock.

      We believe that cash flow from operations, together with the net proceeds raised by the sale of common stock offered by this prospectus, the sale of the Series A Convertible Preferred Stock, proceeds from the 12% senior subordinated convertible notes and borrowings available under our existing credit facilities will be sufficient to meet our cash requirements for the foreseeable future.

Recent Accounting Pronouncements

      In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The new statement establishes accounting and reporting standards for derivative financial instruments and hedging activities related to those instruments, as well as other hedging activities. SFAS No. 133, as amended by SFAS Nos. 137 and 138, is effective for us beginning June 1, 2001. We do not expect SFAS No. 133 to materially affect our financial position or results of operations.

      In June 2001, the Financial Accounting Standards Board approved Statements of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations” and No. 142, “Goodwill and Other Intangible Assets.” The statements eliminate the pooling-of-interests method of accounting for business combinations and require that goodwill and intangible assets with indefinite useful lives not be amortized. Instead, these assets will be reviewed for impairment annually with any related losses recognized when incurred. SFAS No. 141 is generally effective for business combinations completed after June 30, 2001. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 with early application permitted in certain circumstances. We expect to adopt SFAS No. 142 effective as of June 1, 2001. The adoption of these statements is expected to reduce 2002 annual amortization expense from the ijob, Inc. acquisition (see Note 4 to the consolidated financial statements) by approximately $1.5 million.

Quantitative and Qualitative Disclosures About Market Risk

      Currently, we have minimal monetary assets, liabilities and operating expenses that are denominated in foreign currencies. If our international operations expand and we decide to enter into hedging transactions to minimize foreign currency exchange rate risk, the adoption of SFAS No. 133, as amended by SFAS Nos. 137 and 138, could have a material impact on our operating results.

      We do not utilize any derivative security instruments. Investments with original maturities of three months or less are classified as cash and cash equivalents. As of May 31, 2001, we consider the reported amounts of these investments to be reasonable approximations of their values. Therefore, changes in the market interest rates will not have a material impact on our financial position. Through May 31, 2001, interest expense was not sensitive to the general levels of United States interest rates because all of our notes payable bear fixed interest rates.

BUSINESS

General

      We are a leading provider of enterprise software solutions targeting specific services industries. We offer comprehensive financial management, human resources, order management, procurement and enterprise relationship management solutions designed to manage, analyze and improve our customers’ businesses. Our software solutions automate and integrate critical business processes, facilitating collaboration among customers, partners, suppliers and employees. We also provide professional services that optimize and support the selection, implementation and execution of a customer’s e-business technology infrastructure.

      Founded in 1975, we currently have over 2,000 customers, primarily in the healthcare, retail, professional services, financial services and public sector industries. We generated revenues of $312.9 million in fiscal 2000 and $383.9 million in fiscal 2001. As of May 31, 2001, we had approximately 2,000 employees.

Industry Background

      Businesses utilizing enterprise software applications increasingly require functionality that meets the challenges of today’s competitive business environment. Historically, enterprise application vendors developed solutions to automate and improve fundamental business processes within an organization. These applications were limited to addressing internal corporate processes and were typically accessible only by a limited number of technical users. In order to succeed in today’s market, businesses need to extend the reach of their systems to include customers, partners, suppliers and employees. Businesses also increasingly require intuitive, easy-to-use interfaces that enable a broad audience to access and benefit from these systems, and analytical tools that present information in a manner that facilitates decision making.

      Businesses also seek enterprise software solutions that are designed specifically to meet business needs within their particular industry. Enterprise applications with a broad, general approach often fail to address adequately the needs of businesses that require industry best practices to remain competitive. Moreover, businesses value solutions that incorporate extensive industry knowledge because they are easier to implement, require less customization to fit the businesses’ processes and facilitate greater collaboration than less focused software solutions.

      The enterprise software applications market is expected to grow significantly over the next several years. International Data Corporation, an industry and market research firm, forecasts the worldwide market for enterprise software applications, which includes enterprise resource management, supply chain management and customer relationship management applications, will increase from $54.0 billion in 1999 to $99.0 billion in 2004. In addition, International Data Corporation forecasts that sales of enterprise software applications in North America will increase from $28.0 billion to $50.1 billion over the same period. Of the estimated market in 2004, International Data Corporation forecasts that services industries will account for approximately 70% of these expenditures.

      Businesses require enterprise software applications that integrate their business processes and provide the infrastructure for e-business. They also demand industry-tailored solutions to match their specific business processes. Many software applications do not adequately address this growing demand by business because these applications fail to support integrated and collaborative operations, have a closed and inflexible product architecture and lack industry-specific solutions. Accordingly, an opportunity exists for software providers offering solutions that are tailored for specific industries and that facilitate collaboration among an enterprise’s customers, partners, suppliers and employees.

Our Solution

      We are a leading provider of collaborative, industry-tailored enterprise software solutions that fundamentally improve the business processes of our customers. The open architecture of our solutions offers our customers the choice of directly deploying a pre-configured solution or quickly and easily customizing our product offerings to conform to their business processes. The benefits of our solutions include:

      Comprehensive Software Suite. Our software provides integrated, comprehensive solutions that automate business processes, enable collaboration among participants in the processes and deliver detailed analyses of the results of the processes. For example, human resources management typically involves the coordination of employee participation in benefit plans. Our software suite allows an employee to enroll directly in a 401(k) plan through the human resources solution, which in turn automatically updates the financial management solution to make the appropriate payroll deductions and payments to the plan. The software then automatically provides enrollment and contribution data to third-party administrators of the plan, and delivers performance reports and third-party benchmarking data to human resources managers. The integrated functionality of our solutions allows our customers’ business processes to be managed efficiently and at a low cost.

      Industry-Tailored Solutions. We use our expertise in targeted services industries to provide pre-configured functionality that addresses the specific business needs of these industries, thereby increasing the utility of the overall solution. We refer to our focus on the key business processes in each targeted services industry and our delivery of integrated, comprehensive solutions as 360-degree solutions. For example, our Procurement Service for Healthcare solution allows healthcare organizations to coordinate and automate the process of ordering, receiving and paying for medical and other supplies from multiple suppliers, networks and web exchanges, using a single web-based portal. Our sales, marketing and services organizations have industry-specific teams staffed by personnel with industry experience.

      Flexible, Open Web-Based Architecture. Our software is flexible, enabling easy deployment into a customer’s system with pre-configured industry solutions, or it can be efficiently customized to conform to the customer’s business processes using our adaptable extensions. Our open architecture allows our software to run on most leading hardware and operating system platforms and to operate with the leading relational database management systems. This allows our customers to choose the most appropriate platforms independently from selecting our solutions. Furthermore, our solutions can integrate with legacy systems through standard interfaces and integration protocols. Because our solutions are accessed directly through a standard web-browser or a wireless device, we believe that our software can be readily deployed without extensive training. Our software is also highly scalable, enabling deployment in large, global enterprises as well as in small- and medium-sized businesses.

      Rapid and Cost-Effective Implementation. Our industry focus and flexible product design enables fast and easy enterprise deployment. We believe our knowledge of our target services industries allows our industry-focused services teams to implement our software with an in-depth understanding of the business needs of the customer, thereby reducing time, effort and expense. In addition, we have an advanced technology consulting group of employees that facilitates the introduction and implementation of new technologies to our customers.

Our Strategy

      Our objective is to be the leading provider of enterprise software solutions to customers in our targeted services industries. To achieve this objective, we intend to pursue the following strategies:

      Focus on Vertical Markets. We focus our products primarily on five services industries: healthcare, retail, professional services, financial services and public sector. We believe that industry experience and expertise are critical attributes sought by businesses when they select an enterprise software solutions provider. Our industry focus enables us to deliver tailored solutions that offer advantages in functionality, implementation and deployment over products offered by other software providers. In addition, we believe that our focus on specific industries makes our sales, marketing and product development efforts more efficient and effective in these targeted industries. We expect to devote substantial product development resources to new industry-specific business process applications as well as additional sales and marketing resources in our effort to become the leader in each of our targeted vertical markets.

      Provide Additional Value-Added Products and Services to Our Customers. We plan to enhance our core products to offer more value to existing and new customers by adding new business process applications and functionality. We believe there is a significant market opportunity for new and enhanced applications that can effectively distribute information to decision makers and automate and improve customer and supplier relationships. We expect to continue developing additional value-added products and services, either by building our own products, by acquiring businesses with these applications or through partnering with third parties.

      Extend Global Presence. We intend to generate additional revenue by taking advantage of worldwide market opportunities. Currently, we employ over 70 international sales and customer service representatives in four international offices. We also rely upon our indirect channel of 12 international consulting and sales partners. We believe that further expansion of our direct and indirect international sales channels will enhance our competitive position, increase market penetration and lead to greater name recognition.

      Leverage Strategic Relationships with Systems Integrators. We intend to leverage our established relationships with leading market participants to integrate complementary technologies with our solutions, to ensure access to emerging new technologies and standards and to increase our market presence. Continuing our relationships with major systems integrators increases our market presence, provides access to a larger base of potential customers and enhances our direct sales efforts through their implementation and training support of our products. We anticipate continuing our relationships with Accenture, Andersen, Cap Gemini Ernst & Young, Deloitte & Touche, IBM Global Services and KPMG. In addition, we work with systems integrators that are focused in particular services industries.

      Pursue Strategic Acquisitions. We intend to pursue strategic acquisitions, concentrating on businesses and technologies which offer products that enhance and expand our current product offerings or that have well established, industry-specific applications and an architecture that complements our own.

Products

      Our software solutions are comprised of:

•	transaction engines, which are our core business applications;

•	pre-configured user interfaces, which we refer to as Self-Evident Applications; and

•	extensions, which are adaptable tools used for customization by and collaboration among users.

      Our engines provide the platform and core functionality for handling financial management, human resources, order management, procurement and enterprise relationship management functions within an enterprise. These engines are comprised of several applications that we license separately or bundle together to provide more comprehensive solutions to our customers. Customers can attach to these engines one or more of our pre-configured Self-Evident Applications that provide customized user interfaces and incremental functionality such as personnel recruitment, vendor invoicing or financial management reporting. The Self-Evident Applications provide web-based, pre-configured user interfaces that allow the user to participate in an automated, industry-specific business process with limited training. Customers can use our extensions to customize our engines and Self-Evident Applications to match their business processes or to collaborate and integrate with third-party applications.

      Our product offerings include analytics solutions that track over 200 pre-configured business metrics that enable users to view and analyze key operational performance measurements and use graphical, end-user interfaces to navigate through relevant information stored in our customer’s transactional system. The components of our enterprise software solutions are illustrated below:

Transaction Engines

      We offer financials, human resources, procurement, order management and enterprise relationship management engines. The following table lists the primary applications within each core engine:

Enterprise
			Order	Relationship
Financials	Human Resources	Procurement	Management	Management

• General Ledger • Project and Activity Accounting • Strategic Ledger • Enterprise Budgeting • Enterprise Consolidations • Asset Management • Accounts Payable • Accounts Receivable	• Benefits Administration • Payroll • Event Management • Personnel • Pay-to-Bill • Human Resources Analytics	• Requisitions • Purchase Order • Payables Management • Inventory Control	• Order Entry • Work Order • Warehouse • Sales Analysis • Billing • Franchise Management	• Sales* • Service* • Marketing*

*	We offer these applications through our relationship with Siebel Systems.

     Financials Engine. The financials engine gives our customers the ability to create and track financial and accounting data across multiple companies, languages, currencies and books of accounts. Our financials engine provides extensive analytical capabilities and integrates our customers’ financial management processes with our other engines. The financials engine is comprised of several principal applications, including the following:

•	General Ledger provides an organizational and accounting framework for processing transactions in Lawson and third-party applications, manages an enterprise’s financial data and enables compliance with regulatory reporting requirements and standards. Multi-Book Ledger assists organizations in complying with the requirements for different accounting rules for multiple regulatory agencies, multi-national accounting rules and divergent accounting policies.

•	Project and Activity Accounting collects financial and non-financial information about specific jobs, tasks, processes and projects, performs activity billing, manages revenue recognition and enables operational analysis.

•	Strategic Ledger captures data that would not typically be maintained in an organization’s general ledger to measure profitability and business performance in a detailed and multi-dimensional way.

•	Enterprise Budgeting manages enterprise-wide budgeting, planning and approval processes.

•	Enterprise Consolidations accumulates information from diverse financial systems across an enterprise to provide immediate access to information and analytical functions.

•	Asset Management is a fully integrated asset acquisition, retention, optimization and collaboration management solution. Lease Management expands the core Asset Management system with an integrated solution for managing capital and operating leases.

•	Accounts Payable helps businesses manage cash, match invoices with purchase orders and integrate high volumes of invoices, purchase order and receipt data. The Accounts Payable application is integrated with the procurement engine.

•	Accounts Receivable provides flexible cash application and credit management and business rules-based processing.

      Human Resources Engine. The human resources engine assists in attracting, developing and managing employees. The human resources engine is integrated with the financials engine to automatically update the financial reporting functions for changes in employment and payroll. The human resources engine is comprised of several principal applications, including the following:

•	Benefits Administration automates day-to-day maintenance of standard and flexible employee benefit plans, as well as eligibility and enrollment processes.

•	Payroll provides accurate, efficient and secure payroll processing. This application handles time-sensitive information, such as time entry, check or receipt printing, quarterly filings and W-2s.

•	Event Management manages employee information including job history, education and other information. Attendance Management monitors employee attendance online.

•	Personnel tracks workforce data including current employees, open positions and contract labor. Training Administration administers employee training, orientation and re-certification programs. Health and Safety manages the health and safety of an organization’s employees, ensuring compliance with health and safety policies.

•	Pay-to-Bill streamlines the process of creating fees for the services an organization provides, including the calculation of payrolls, fees, deductions and benefits, and invoicing clients for these services.

•	Human Resources Analytics provides analytical tools to examine human resources information online, including the ability to benchmark an organization’s key human resources metrics against organizations both within and outside of their industry.

      Procurement Engine. The procurement engine automates the operational and administrative procurement process, promotes adherence to purchasing policies, assists businesses in negotiating optimal pricing for supplies, lowers materials and services costs and improves inventory practices. The procurement engine is comprised of several principal applications, including the following:

•	Requisitions helps a business manage its purchasing function more effectively by allowing pre-authorized users to monitor and replenish supplies and streamline processes to reduce procurement costs.

•	Payables Management helps businesses manage cash, match invoices with purchase orders and integrate high volumes of invoices, purchase order and receipt data.

•	Purchase Order manages the replenishment process, purchase order creation and transmission processes with third-party vendors.

•	Inventory Control manages inventory, automatically updating records for purchases, transfers from other categories, returns and other allocations. Customers can use wireless hand-held devices for data collection.

      Order Management Engine. The order management engine provides sell-side order management, warehouse fulfillment, customer invoicing and accounts receivable in an integrated solution. The order management engine is comprised of several principal applications, including the following:

•	Order Entry fully automates the customer order process from receipt to invoice. Customers may submit orders via many different sources, including e-commerce websites.

•	Work Order manages the fulfillment of orders that require assembly, providing scheduling, order component and cost adjustment capabilities.

•	Warehouse provides timely and accurate execution of a wide variety of storage, distribution and tracking functions, including, for example, processing orders, backorders and requisitions, allocating inventory, processing pick lists and kits, and packing operations.

•	Sales Analysis provides comprehensive vendor and supplier analysis coupled with past purchase analysis and key performance indicators that allow a customer to manage profitability and quickly react to changing competitive climates.

•	Billing provides flexibility, real-time bill presentment, automated invoice creation and pricing management.

•	Franchise Management is an integrated franchisor-to-franchisee solution that manages contracts, loans and royalties for the franchisees.

      Enterprise Relationship Management Engine. We provide our customers with enterprise relationship management applications, primarily a customer relationship management application through a relationship with Siebel Systems. Siebel’s applications manage sales, service and marketing functions and synchronize with our engines through the Lawson Enterprise Connector to Siebel, which is an application we provide to our customers. We have integrated Siebel’s applications with our applications to offer a best-of-class solution, which complements our applications to enhance collaboration between businesses and their customers. The enterprise relationship management engine is comprised of several principal applications, including the following:

•	Sales manages customers’ pipelines and profiles, forecasting information, product, pricing and bidding data, on-line sales tools and automated order entry. This application also manages repositories of technical documents, product specifications, operating procedures and frequently asked questions.

•	Service manages customer service requests, tracks customer service histories and provides resolutions quickly and accurately, as well as immediately routes customer inquires to the most appropriate agent based on the agent’s training, expertise and availability.

•	Marketing assists organizations in aligning marketing campaigns with appropriate target audiences, planning and executing customized marketing campaigns, using preferred communication channels, and measuring, monitoring and refining marketing campaign performance.

Pre-Configured User Interfaces

      Our pre-configured user interfaces, which we refer to as Self-Evident Applications, provide web-based, pre-configured interfaces with analytical tools. These applications are designed to be used with limited training, provide point-and-click functionality and permit the system administrator to determine the level of information and tools available to each user. Self-Evident Applications enable a wide distribution of information to appropriate financial and project managers while providing controls on access to data. Self-Evident Applications are combined with the appropriate engines to provide a comprehensive solution to an industry-specific problem. Our principal Self-Evident Applications include the following:

SEA	Engine Interface(s)	Description

e-Broadcasting	All engines	Distributes standard and customized reports through the Internet to pre-selected, authorized receivers.

e-Financial Reporting	Financials	Delivers a comprehensive suite of financial reports securely over the web and enables on-line charting and analysis of data in the financials engine to support timely and informed decision-making.

e-Human Resources Center	Human Resources	Allows employees to maintain personal information using our web-based self-service forms and provides managers with applications for accessing information about their direct reports, thereby reducing human resources administrative tasks.

e-Orders	Order Management	Allows customers to place orders, review invoices, make address changes, analyze previous item histories and review their order-payment status.

e-Payables	Financials; Procurement	Provides the ability to automatically match a large volume of invoices and receipts.

e-Procurement Service	Procurement	Provides purchasing management services with automated requisitioning, approval, receiving, reconciliation, invoice payment and posting to a user’s general ledger, while integrating with web-based exchanges, suppliers and manufacturers.

e-Receiving	Order Management	Allows users to enter receipts directly into the system, eliminating the need to send paper copies through the mail for later translation and entry.

e-Recruiting Service	Human Resources	Provides web-based recruitment management services that improve relationships, information and speed throughout the hiring process. Provides organizations with automated sourcing, profiling, matching, tracking and hiring.

e-Requisitions	Procurement	Manages internal requests for items such as maintenance, repairs, equipment and supplies.

e-Resource Management	All engines	Allows users to store, select, retrieve and customize information about employees, managers, vendors and business partners that is in a centralized information repository.

e-ScoreCard	All engines	Uses on-line analytical processing to provide comprehensive analytical performance measurements and customized tools for company-wide balanced scorecard initiatives, allowing collaboration among employees.

e-Vendor Invoices	Financials; Procurement	Allows suppliers to electronically receive information on the status of their invoices.

SEA	Engine Interface(s)	Description

e-Workforce Analytics Service	Human Resources	Manages human capital and measures human resources initiatives. Allows businesses to internally analyze organizational effectiveness, compensation, benefits, separations and staffing and perform side-by-side comparisons of external industry benchmarks for similar businesses.

Extensions

      Customers may increase the value and functionality of our software by using our extensions to customize our solutions to address their own business processes and to collaborate and integrate with third-party applications. We offer several different types of extensions, including the following:

      Analytic Extensions use on-line analytical processing to build customized business intelligence tools, manipulate data and derive analysis of key operational components, and use graphical, end-user tools to navigate through the relevant information stored in an enterprise’s transactional system.

      Collaborative Commerce Extensions help businesses communicate with customers, partners and suppliers outside their organizations and integrate with their back-office applications.

      Customer Relationship Management Extensions integrate Siebel applications with our solutions and enable customers to interact with and support their clients.

      Infrastructure Extensions allow our applications to benefit from industry leading enterprise application management, enterprise security and distributed processing applications.

      Open Component Extensions enable the customization of our applications, including repositioning data, changing the look and feel of forms, combining data, incorporating other data, as well as integrating third-party software with our engines.

      Workflow Extensions automate complex business processes, intelligently route work packages and tasks to the appropriate personnel and let customers modify workflow procedures to implement process improvements.

Technology Partners

      We have relationships with software companies that allow us to expand and complement our product offerings. For example, on March 22, 2000, we entered into a three year reseller agreement with Siebel which allows us to offer customer relationship management applications. In addition, our relationships with Hyperion and Microsoft enhance our analytics offerings. For example, our contractual relationship with Hyperion, which automatically renews each December, allows us to incorporate its on-line analytical processing technology into our financial suite of products. Our agreements with Siebel and Hyperion require us to achieve certain minimum annual sales requirements. Our strategic relationships also allow us to expand our product functionality through the offering of services that are not our core competency, such as BSI TaxFactory for state and local tax data or Saratoga Institute for human resources benchmarking data. Several of our strategic alliances allow us to provide additional industry-specific functionality to our targeted services industries.

Services

      We offer comprehensive professional services, including consulting, training and implementation services, as well as ongoing customer support and maintenance, that support our enterprise software solutions. Generally, we charge our customers for professional services on a fee-for-service basis, with training services billed based on attendance. Customer support and maintenance typically is charged for as a percentage of license fees and can be renewed annually at the election of our customers. Our in-house professional services organization also educates third-party system integrators in the use of our products to assist them in providing services to our customers. Given our current base of over 2,000 customers, our services organization is a large and critical part of our overall business. As such, we dedicate significant time and resources to the ongoing enhancement and development of our services organization. As of May 31, 2001, our total services organization consisted of 839 employees.

      Professional Services. Our professional services are integral to our ability to provide customers with successful enterprise solutions. Our industry-experienced employees work with customers to design and execute an implementation plan based on their business processes. Our professional services organization is aligned with our targeted vertical markets in order to best support our customers’ needs. In addition, we have an advanced technology consulting group that facilitates the introduction and implementation of new, industry-specific technologies to our customers.

      We also provide our customers with education and training. Our training services include providing user documentation and training at our corporate offices in St. Paul, Minnesota and in each of our regional offices, and web-based training and computer-based training that our customers can access from their own offices.

      Customer Support and Maintenance. We provide our customers with product updates, new releases, new versions and corrections as part of our support fees. We offer help desk support through our global support center, which provides technical and product error reporting and resolution support. Our customers can also monitor the progress of their requests for assistance, and obtain information about release planning, application descriptions, publications and training course dates through our company-wide intranet, a portion of which is accessible by our partners and customers.

Technology and Product Architecture

      Our product architecture is designed to support today’s rapidly changing technology standards by providing the following attributes:

•	Layered Architecture. Allows us to adopt new technologies more readily by modifying individual components of our solutions as well as to develop industry-specific solutions, without having to redesign other components of our product architecture.

•	Web-Based and XML-Accessible. Facilitates open, scalable and secure electronic communication and collaboration among customers, suppliers, partners and employees.

•	Flexible. Allows customers to deploy a pre-configured solution or customize our product offerings to conform to their business processes.

•	Open. Allows our customers to operate on a number of operating systems (such as AS/400, NT and UNIX), database systems (such as DB2, Microsoft SQL Server, Oracle and Sybase) and hardware platforms (such as Compaq, Hewlett Packard, IBM, Sun Microsystems and Unisys).

•	Device-Independent. Allows customers to access our applications through various end-user devices, including personal computers, wireless devices and personal digital assistants.

      Our technology architecture is composed of the following:

•	Presentation Features. Our enterprise portal provides a single point of navigation through which users can launch our engines, Self-Evident Applications and extensions, as well as Internet browsers and other third-party applications. Our Self-Evident Applications and extensions deliver user requests to our applications and respond with results to users. Self Evident-Applications allow the user to participate in an automated, industry-specific business process with limited training. Furthermore, businesses can customize Self-Evident Applications by using extensions to tailor solutions to meet their specific requirements.

•	Business Logic Engines and Active Object Repository. These elements contain the functions that process a user request for a report, a ledger or a chart from our solutions. The business logic engines contain the server-based application logic components of our software solutions. The active object repository is a library of objects that contain data attributes that define the interrelationship between the application logic and the data. For example, the active object repository would contain the attributes about an employee record in the human resources application. The employee attributes are loaded into memory for use as the human resources application runs, thereby enhancing speed, accuracy and efficiency.

In addition, the active object repository enables any authorized user to look through and around transaction data by using our Drill Around feature, based on the user’s needs and analysis criteria. Drill Around is not dependent on a pre-defined path, but rather is driven by the unique transaction and the attributes that the user is investigating, regardless of the application.

•	Environment. Our environment maximizes the database system’s performance, reliability and availability while providing secured access across our solutions. The environment enables the proprietary software in the business logic engines to function in multiple operating system platforms.

      Our architecture’s components are interconnected by our interfaces:

•	Application Program Interface. This element separates the presentation layer from the business logic engines, enabling application developers to focus solely on developing business logic engines.

•	Database Services Interface. This interface enables our applications to access information in the relational database system. The database services interface can operate in a single server or a distributed, multi-server, networked environment, and can support single or multiple database platforms.

•	Open Gateway. This element comprises server-side programs that route user requests to the business logic and database services tiers, enabling users to analyze data in any functional area and retrieve records from the database.

Customers

      Our customers are primarily in the healthcare, retail, professional services, financial services and public sector industries. Currently, we have over 2,000 customers. The following is a representative list of our customers in each of our targeted industries:

     Healthcare

      •  HCA–The Healthcare Company

      •  Iasis Healthcare
      •  Hershey Medical Center
      •  San Diego Hospital Association

     Professional Services

      •  American Cancer Society Inc.

      •  Adminstaff Services L.P.
      •  Analysts International Inc.

     Public Sector

      •  City of Greensboro

      •  State of Michigan
      •  State of South Dakota
      •  Naval Inventory Control Point
      •  District of Columbia Water and Sewer

     Retail

      •  Safeway Inc.

      •  L. L. Bean, Inc.
      •  The Children’s Place Retail Stores Inc.
      •  TJX Companies, Inc.

     Financial Services

      •  Manufacturers Life Insurance Company

      •  The Northern Trust Company
      •  TIAA–CREF
      •  Western Corporation Federal Credit Union
      •  Commerce Bancorp Inc.

Case Studies

University of North Carolina Health Care System

      The University of North Carolina Health Care System (“UNCS”) provides care to more than 500,000 patients annually and operates a 684-bed academic medical center in Chapel Hill, North Carolina. To address the business challenges presented by increased competition, managed care and cost containment in the healthcare industry, UNCS required a centralized, systematic management approach for purchasing and inventory controls. For example, UNCS’ manual processing of accounts payable was insufficient to handle the growing volume of invoices and was generating significant discrepancies. These problems in accounts payable caused UNCS’ accounts payable days outstanding to lengthen, straining its relationship with its largest medical/ surgical vendor.

      UNCS chose our e-Procurement Service for Healthcare solution, including our procurement engine, to supply its master inventory and purchasing management system. Using our solution to automate the purchasing and inventory process, UNCS has eliminated costly and time-consuming steps in purchasing and inventory management, while improving the productivity and accuracy of the process. UNCS has effectively managed its increasing volume of purchase orders and improved its accounts payable process with its largest medical/ surgical vendor. This vendor in turn has coordinated its shipments with UNCS’ purchasing and inventory management system, making it easier for UNCS to record and track deliveries, thereby reducing labor costs and discrepancies.

Harman Management, Incorporated

      Harman Management, Incorporated (“Harman”) is a franchisor of KFC restaurants and Pizza Hut and Taco Bell quick service restaurants. Harman has 5,200 employees in 300 stores in the western

United States, and generates approximately $300 million in annual revenues. Harman’s previous enterprise software depended largely on manual processes, resulting in untimely access to data of questionable integrity and inefficient execution of administrative tasks. For example, Harman’s previous payroll process involved data entry and required personnel to manually process mailings each week. Harman sought a pre-configured software solution that would enable them to quickly establish web-based processes across their enterprise to address communication and information dissemination issues associated with their distribution facilities.

      Harman implemented our financials, human resources and procurement engines and our open component extension. Our integrated solutions provide Harman’s store managers a comprehensive and collaborative e-business solution with access to store manager functions, including links to our engines’ functionality, Harman’s point-of-sale system and communication information. Harman quickly customized the user interface to reflect Harman’s own look and feel, enabling employees to use the system with very little training. Our web-based solutions have enabled Harman to shorten its monthly closing and payment cycles, expedite the distribution of monthly profit and loss statements for its stores and automate its weekly payroll check runs.

Westaff, Incorporated

      Westaff, Incorporated (“Westaff”) provides temporary staffing and employment services for clerical, industrial and technical positions to a wide range of global businesses and government agencies. With offices in the United States, Europe and Australia, Westaff employs approximately 270,000 people annually and serves over 25,000 clients. Westaff was seeking a solution to streamline the complicated processes for report dissemination and data exchange between its network of over 360 company-owned, franchised and licensed offices.

      Westaff implemented our financial and human resources engines and our analytics solution. Our integrated solutions have enabled Westaff to expedite delivery of information between field offices and make more accurate, timely business decisions using our Drill Around feature and through real-time access to performance data.

Sales and Marketing

      We market and sell our software and services solutions through a combination of a direct sales force, channel partners and resellers.

      Our direct sales force and services organization is aligned with our strategy to provide industry-tailored solutions, and focuses on the unique business processes for each of our targeted services industries. Within each services industry, we have a sales team dedicated to prospective customers, and another team dedicated to sales to existing customers. We also have regional sales teams that focus on specific geographic territories. Our domestic sales offices are located in Atlanta, Boston, Chicago, Columbus, Dallas, Denver, Los Angeles, Minneapolis, New York, Philadelphia, San Francisco, Seattle and Washington, D.C. We also have international sales offices in Canada, France, the Netherlands and the United Kingdom and sell our solutions through affiliates in other international locations.

      In addition to our direct sales teams, we enter into strategic alliances with systems integrators and resellers to benefit from our partners’ resources, expertise and customer base. Through our alliances with Accenture, Andersen, Cap Gemini Ernst & Young, Deloitte & Touche, IBM Global Services and KPMG, we believe we are able to expand our market presence through increased awareness of our enterprise software solutions within their organizations and customer base and through their personnel who are trained to implement our software solutions.

      Our channel partners and resellers market and promote our software products and typically provide implementation services to their end users. These partners generate sales leads, make initial customer contacts and assess needs prior to our introduction. In addition, some of our channel partners engage in customer support and localization of our products. We also engage in joint marketing programs, presentation of seminars, attendance at trade shows and the hosting of conferences with many of our business partners.

      We also use application service providers to distribute our products. ASPs allow us to reach small-to medium-sized businesses who prefer a hosted solution. Our software’s architecture is easily distributed over the Internet and is highly scalable to serve many customers and supports multi-tenancy, which lets ASPs securely host multiple customers on a single set of our applications.

Research and Development

      Since inception, we have made substantial investments in research and software product development. We believe that timely development of new software products, enhancements to existing software products and the acquisition of rights to sell or incorporate complementary technologies and products into our software product offerings are essential to maintain our competitive position in the market. The enterprise software market is characterized by rapid technological change, frequent introductions of new products, changes in customer demands and rapidly evolving industry standards.

      Our total research and development expenses were $52.6 million, $44.8 million and $37.8 million in fiscal 2001, 2000 and 1999, respectively. As of May 31, 2001, our research and development organization consisted of 452 employees.

Competition

      The markets for our products and services are intensely competitive and we expect substantial additional competition from established and emerging software companies. We believe that the principal competitive factors affecting our market include:

•	product features, functionality, performance and price;

•	knowledge of a customer’s industry;

•	ease of integration and speed of implementation;

•	level of customer service;

•	sales and marketing efforts;

•	new product and technology introductions; and

•	company reputation.

      We believe we have competitive advantages over a number of our competitors. Some of these advantages include the breadth and completeness of our software solutions, our focus on each of our targeted industries, the openness and flexibility of our software’s architecture, the industry knowledge and expertise of the members of our sales, marketing and services organizations and our long operating and product development history.

      Many of our competitors may have an advantage over us due to their larger customer bases, greater name recognition, operating and product development history, greater international presence and substantially greater financial, technical and marketing resources. These competitors include well-established companies such as Oracle, PeopleSoft and SAP. We also compete with numerous other software companies including Internet software vendors, single-industry software vendors and those companies that offer a specific solution that directly competes with a portion of our comprehensive product offering.

Intellectual Property and Product Liability

      We regard certain aspects of our internal operations, software and documentation as proprietary, and rely on a combination of contract, copyright, trademark and trade secret laws and other measures, including confidentiality agreements, to protect our proprietary information. Existing copyright laws afford only limited protection. We believe that, because of the rapid pace of technological change in the computer software industry, trade secret and copyright protection is less significant than factors such as the knowledge, ability and experience of our employees, frequent software product enhancements and the timeliness and quality of support services. We cannot guarantee that these protections will be adequate or that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology. In addition, when we license our products to customers, we provide source code for most of our products. We also permit customers to possibly obtain access to our other source code through a source code escrow arrangement. This access to our source code may increase the likelihood of misappropriation or other misuse of our intellectual property. In addition, the laws of certain countries in which our software products are or may be licensed do not protect our software products and intellectual property rights to the same extent as the laws of the United States.

      Software companies have increasingly applied for, and relied on, the protection of patents. To date, we have filed one patent application. This application may not result in an issued patent and, even if issued there is no assurance that the patent will provide us with any competitive advantage.

      We do not believe our software products, third-party software products we offer under sublicense agreements, our trademarks or other Lawson proprietary rights infringe the property rights of third parties. However, we cannot guarantee that third parties will not assert infringement claims against us with respect to current or future software products or that any such assertion may not require us to enter into royalty arrangements or result in costly litigation.

      Our license agreements with our customers contain provisions designed to limit the exposure to potential product liability claims. It is possible, however, that the limitation of liability provisions contained in these license agreements may not be valid as a result of future federal, state or local laws or ordinances or unfavorable judicial decisions. Although we have not experienced any material product liability claims to date, the license and support of our software for use in mission critical applications creates the risk of a claim being successfully pursued against us. Damage or injunctive relief resulting under such a successful claim could seriously harm our business.

Employees

      As of May 31, 2001, we had 1,993 employees, including 487 in sales and marketing, 452 in research and development, 839 in professional services and customer support and 215 in administration. Our performance depends in significant part on our ability to attract, train and retain highly qualified personnel. None of our employees is represented by a labor union, and we believe that our relations with our employees are good.

Facilities

      Our corporate headquarters and executive offices are in St. Paul, Minnesota, where we lease approximately 300,000 square feet of space. The lease on this facility expires July 31, 2015. We also lease approximately 240,000 square feet of space, primarily for regional sales and support offices, elsewhere in the United States. Additionally, we lease approximately 25,000 square feet of office space in countries outside the United States, used primarily as sales and services offices. Expiration dates of leases on these offices range from July 2001 to October 2008. We believe that our current domestic and international facilities will be sufficient to meet our needs for at least the next 12 months and that, if required, suitable additional or alternative space will be available on commercially reasonable terms to accommodate expansion of our operations.

Legal Proceedings

      From time to time, we become involved in litigation arising out of operations in the normal course of business.

      On July 13, 2001, Timeline, Inc. filed a complaint against us in the United States District Court for the Western District of Washington, alleging that some of our products and our resale of Hyperion Solutions Corporation products infringe three patents held by Timeline. In its complaint, Timeline requests a permanent injunction prohibiting us from making, using or selling any allegedly infringing products, and seeks damages, costs and attorneys’ fees, including up to triple damages for alleged willful infringement. We have answered Timeline’s complaint, but no discovery has been taken by either party. The Court has not yet set a trial date or established a timetable for this litigation. We believe that we have strong defenses against Timeline’s lawsuit. Accordingly, we intend to defend this suit vigorously.

MANAGEMENT

Directors, Executive Officers and Other Key Employees

      The following table sets forth our directors, executive officers and other key employees, their ages and the positions currently held by them:

Name	Age	Position

H. Richard Lawson	57	Chairman

John J. Coughlan	42	President, Chief Executive Officer, Director

Robert G. Barbieri	45	Executive Vice President, Chief Financial Officer

James F. DeSocio	46	Executive Vice President, Worldwide Field Operations

Dean J. Hager	34	Executive Vice President, Global Products Division

Eric C. Morgan	41	Executive Vice President, Strategic Market Development

Bruce B. McPheeters	46	General Counsel, Secretary and Vice President of Administration

David R. Hubers	58	Director

Thomas G. Hudson	55	Director

Richard D. Kreysar	45	Director

David S. B. Lang	34	Director

Geoffrey A. Moore	55	Director

      H.  Richard Lawson is one of our founders and has been one of our directors and an executive officer since our inception in 1975. Mr. Lawson has served as the chairman of our board of directors since February 2001. From March 2000 until February 2001, Mr. Lawson was our chief executive officer. Prior to that time, Mr. Lawson served as our president and chief operating officer from October 1998 until March 2000 and our chairman from June 1996 until October 1998.

      John J. Coughlan has served as our chief executive officer since February 2001, our president since March 2000, and one of our directors since April 2000. From March 2000 until February 2001, Mr. Coughlan also served as our chief operating officer. From 1987 until March 2000, Mr. Coughlan worked for us in various capacities, including as executive vice president of the healthcare business unit and most recently as executive vice president of field operations and marketing. In 1998, Mr. Coughlan was convicted of criminal vehicular homicide in connection with a one-car traffic accident that resulted in the death of his father. Mr. Coughlan’s conviction was reduced to a misdemeanor after the court received testimony from his probation officer, community members and family members regarding his personal character and community service, including his activities on behalf of Mothers Against Drunk Driving. Our board of directors is fully informed of the facts and circumstances surrounding this event and has expressed its full confidence in Mr. Coughlan’s integrity and ability as an officer and director of our company.

      Robert G. Barbieri has served as our executive vice president and chief financial officer since August 2000. From January 1997 until August 2000, Mr. Barbieri was employed by Apogee Enterprises, Inc., a publicly traded glass, coatings and service technologies company, serving most recently as vice president and chief financial officer. From 1984 until joining Apogee, Mr. Barbieri was employed by Air Products and Chemicals, Inc., a global gases and chemicals company, where he held several senior financial management positions, serving most recently as controller for the general industries division of the gases group. Mr. Barbieri is a certified management accountant.

      James F. DeSocio has served as our executive vice president, worldwide field operations since February 2001, and our executive vice president, field operations from March 2000 until February 2001. Mr. DeSocio has worked in various capacities since joining us in September 1991 as an account executive. Mr. DeSocio served as our vice president/ general manager, professional services from June 1999 until March 2000, our vice president of eastern area field operations from June 1996 until May 1999, and our New York regional sales manager from March 1993 until May 1996. From

October 1986 until September 1991, Mr. DeSocio was employed by Software Plus, Inc. a developer of human resources information systems, serving most recently as senior marketing representative for HRIS software and services. From 1982 until 1986, Mr. DeSocio was employed by Automatic Business Centers, an application service provider of financial, payroll and tax services, serving most recently as New York/ New Jersey sales manager.

      Dean J. Hager has served as our executive vice president, global products division since February 2001. Mr. Hager has worked in various capacities since joining us in May 1998. Mr. Hager served as our executive vice president, worldwide marketing from June 2000 to February 2001, our vice president, e-business marketing from June 1999 until June 2000, and our director of marketing for our former AS/400 business unit from May 1998 until June 1999. From March 1989 to May 1998, Mr. Hager was employed by IBM, where he held several senior management positions, serving most recently as senior program manager with its server products division.

      Eric C. Morgan has served as our executive vice president, strategic market development since February 2001. Mr. Morgan has worked in various capacities since joining us in 1991 as an account executive. Mr. Morgan served as our vice president and general manager, healthcare, from September 1999 until February 2001, and our vice president of sales, healthcare, from March 1999 until September 1999. From 1988 to 1991, Mr. Morgan was employed by Global Turnkey Systems, an enterprise resource planning vendor for small- to medium-sized companies, serving in a variety of sales positions. From 1983 to 1988, Mr. Morgan was an account executive for NCR, a diversified hardware and software provider.

      Bruce B. McPheeters has served as our general counsel and vice president of administration since April 2000 and our corporate secretary since October 1999. Mr. McPheeters joined us as corporate counsel in September 1999. From 1981 until September 1999, Mr. McPheeters was a business lawyer in private practice, focusing primarily in the areas of intellectual property, securities, and mergers and acquisitions of privately and publicly held companies. From December 1995 until September 1999, he was employed by the law firm of Gray, Plant, Mooty, Mooty & Bennett, P.A.

      David R. Hubers has served as one of our directors since April 2001. From 1965 until his retirement in March 2001, Mr. Hubers was employed by American Express Financial Advisors Inc., serving most recently as its chairman and chief executive officer since 1993. Mr. Hubers is a director of Chronimed, Inc., a pharmaceutical distribution company, and RTW, Inc., a workers’ compensation insurance company. In addition, he serves on the boards of a number of non-profit organizations.

      Thomas G. Hudson has served as one of our directors since June 2001. Mr. Hudson has served as president and chief executive officer of Computer Network Technology Corporation, a designer and manufacturer of high-speed computer networking equipment, since June 1996, as one of its directors since August 1996 and as its chairman of the board since May 1999. Mr. Hudson has also served as acting general manager of Propelis Software, Inc., one of its subsidiaries, since November 1999. From 1993 until June 1996, Mr. Hudson served as senior vice president of McGraw Hill Companies, a leading information services provider, serving as general manager of its F.W. Dodge division, and as senior vice president, corporate development. From 1968 until 1993, Mr. Hudson served in a number of management positions at IBM, serving most recently as vice president, services sector division. Mr. Hudson’s IBM career included varied product development, marketing and strategic responsibilities for IBM’s financial services customers and extensive international and large systems experience.

      Richard D. Kreysar has served as one of our directors since April 2001. From June 1998 until his retirement in January 2001, he was president and chief executive officer of Accrue Software, Inc., a publicly held provider of e-business analytic solutions for customer websites. From January 1997 to May 1998, Mr. Kreysar taught mathematics at the secondary education level. From January 1995 to January 1997, Mr. Kreysar was the general manager and vice president of operations at Network

Associates, Inc., an enterprise security software company, and from January 1994 to January 1995, he was executive vice president of marketing and sales for Open Vision, a UNIX systems management software company. From June 1985 to December 1993, Mr. Kreysar was vice president of marketing and sales at Computer Associates International, Inc., an enterprise software company.

      David S. B. Lang has served as one of our directors since March 2001. Since August 1990, Mr. Lang has been employed by TA Associates, Inc., a private equity investment firm, where he currently serves as a principal.

      Geoffrey A. Moore has served as one of our directors since March 1998. Since 1992, Mr. Moore has served as chairman, founder and a principal of The Chasm Group, a services company offering marketing strategy consulting with a focus on high technology clients. Since June 1997, Mr. Moore has also been a venture partner with Mohr, Davidow Ventures, a California based venture capital firm. From 1987 to 1992, Mr. Moore was a principal and partner at Regis McKenna, Inc., a marketing and communications company focused on high technology clients. Mr. Moore is a director of Documentum, Inc., a provider of a content management platform for e-business applications. Mr. Moore is a member of the advisory boards of Agile Software, a provider of collaborative manufacturing commerce solutions, and Landmark Graphics, a supplier of decision-making software and services.

Director Compensation

      Our non-employee directors receive an annual fee of $15,000 for their service to our board and reimbursement of board-related expenses. Non-employee directors are entitled to receive a $5,000 annual cash stipend for chairing a committee. We also permit non-employee directors to participate in our 1996 Stock Incentive Plan, as described below, to the extent authorized by the board of directors. The non-employee directors currently receive an initial stock option grant to purchase 27,740 shares of common stock when they are first elected or appointed to the board and an annual stock option grant to purchase 6,935 shares following re-election to the board, in each case at an exercise price equal to the fair market value of our common stock on the date of the grant, as determined by our board of directors. These stock options have a 10-year term, are immediately exercisable and remain exercisable after a person is no longer a director.

Committees

      Our board of directors has authority to appoint committees to perform certain management and administrative functions. In April 2001, our board of directors established two committees:

Compensation Committee

      The compensation committee consists of Messrs. Kreysar and Lang, and Mr. Kreysar is the chairman. Our compensation committee makes recommendations to the board of directors concerning executive compensation and administers our stock-based benefit plans.

Audit Committee

      The audit committee consists of Messrs. Hubers, Kreysar and Lang, and Mr. Hubers is the chairman. Our audit committee is responsible for reviewing the adequacy of our system of internal accounting controls; reviewing the results of the independent accountants’ annual audit, including any significant adjustments, management judgments and estimates, new accounting policies and disagreements with management; reviewing our audited financial statements and discussing the statements with management; reviewing the audit reports submitted by the independent accountants; reviewing disclosures by independent accountants concerning relationships with our company and the performance of our independent accountants and annually recommending independent accountants; adopting and annually assessing our charter; and preparing such reports or statements as may be required by Nasdaq or the securities laws.

Employment Agreements

      John J. Coughlan. On February 15, 2001, we entered into an employment agreement with John J. Coughlan, our president and chief executive officer. The agreement provides for an annual base salary of $400,000 and may be terminated either by us or Mr. Coughlan at any time, with or without cause. If we terminate Mr. Coughlan’s employment without cause or if Mr. Coughlan terminates his employment for good reason, as defined in the agreement, we are responsible for paying Mr. Coughlan severance benefits equal to 100% of his annual base salary and target incentive compensation at the time of termination and honoring obligations under certain benefit and option plans as provided in the agreement. The agreement also contains a provision restricting Mr. Coughlan’s ability to compete with us for a period of one year following termination of employment under certain circumstances.

      Robert G. Barbieri. On February 15, 2001, we also entered into an employment agreement with Robert G. Barbieri, our executive vice president and chief financial officer. The agreement provides for an annual base salary of $285,000 and may be terminated either by us or Mr. Barbieri at any time, with or without cause. If we terminate Mr. Barbieri’s employment without cause or if Mr. Barbieri terminates his employment for good reason, as defined in the agreement, we are responsible for paying Mr. Barbieri severance benefits equal to 100% of his annual base salary and target incentive compensation at the time of termination and honoring obligations under certain benefit and option plans as provided in the agreement. The agreement also contains a provision restricting Mr. Barbieri’s ability to compete with us for a period of one year following termination of employment under certain circumstances.

      Change in control provisions are contained in both Mr. Coughlan and Mr. Barbieri’s employment agreements. If we terminate Mr. Coughlan or Mr. Barbieri prior to the earliest of the completion of this offering, a change in control (as defined in their employment agreements) or the close of business on February 15, 2002, we must pay Mr. Coughlan and Mr. Barbieri, as the case may be, two times such executive’s annual base salary and target incentive compensation at the time of termination. If Mr. Coughlan or Mr. Barbieri voluntarily terminates his employment within three months after a change in control occurs, we must pay severance benefits equal to 100% of such executive’s annual base salary and target incentive compensation at the time of termination.

Limitation on Liability and Indemnification Matters

      Delaware law and our certificate of incorporation and bylaws provide that we shall, under certain circumstances and subject to certain limitations, indemnify any person made or threatened to be made a party to a proceeding by reason of that person’s former or present official capacity with us against judgments, penalties, fines, settlements and reasonable expenses. Any such person also is entitled, subject to limitations, to payment or reimbursement of reasonable expenses in advance of the final disposition of the proceeding.

      Pursuant to provisions of the Delaware General Corporation Law, we have adopted provisions in our certificate of incorporation that provide that our directors shall not be personally liable to us or our stockholders for monetary damages for a breach of fiduciary duty as a director, subject to exceptions.

      We have entered into an agreement with David S. B. Lang that requires us to indemnify Mr. Lang for expenses and liabilities incurred by him in any proceeding by reason of his status as a director with us to the extent permitted by Delaware law and as authorized in our certificate of incorporation.

Executive Compensation

      The following table sets forth information regarding executive compensation during the fiscal year ended May 31, 2001 with respect to our chief executive officer and the other four most highly compensated executive officers for the fiscal year ended May 31, 2001.

Summary Compensation Table

	Annual		Long-Term
	Compensation(1)		Compensation

			Securities
			Underlying	All Other
Name and Principal Position	Salary	Bonus	Options	Compensation(2)

H. Richard Lawson(3)	$380,000	$538,400	—	$1,583
Chairman

John J. Coughlan(4)	400,000	538,400	—	4,313
President and Chief Executive Officer

Robert G. Barbieri(5)	226,705	338,044	1,242,752	—
Executive Vice President and Chief Financial Officer

James F. DeSocio(6)	260,000	338,030	204,583	2,779
Executive Vice President, Worldwide Field Operations

Eric C. Morgan(7)	250,000	305,768	194,180	2,658
Executive Vice President, Strategic Market Development

(1)	With respect to each of the named executive officers, the aggregate amount of perquisites and other personal benefits, securities or property received was less than either $50,000 or 10% of the total annual salary and bonus reported for such named executive officer.

(2)	All other compensation consists of discretionary matching contributions to our 401(k) plan on behalf of each named executive officer.

(3)	Mr. Lawson was our chief executive officer until February 2001, when he retired as our chief executive officer and was elected chairman of our board of directors.

(4)	Mr. Coughlan was our president and chief operating officer until February 2001, when he was promoted to president and chief executive officer. Mr. Coughlan is also a member of our board of directors.

(5)	Mr. Barbieri joined us as executive vice president and chief financial officer in August 2000.

(6)	Mr. DeSocio was our executive vice president, field operations, until February 2001, when he was promoted to executive vice president, worldwide field operations.

(7)	Mr. Morgan was our vice president/general manager, healthcare, until February 2001, when he was promoted to executive vice president, strategic market development.

Stock Option Grants in Last Fiscal Year

      The following table sets forth information regarding grants of stock options to each of the executive officers named in the summary compensation table during fiscal 2001. The percentage of total options set forth below is based on an aggregate of 5,449,800 options granted to employees during fiscal 2001. All options were granted at the fair market value of our common stock, as determined by our board of directors, on the date of grant.

Option Grants in Fiscal Year Ended May 31, 2001

	Individual Grants
					Potential Realizable Value at
	Number of	Percentage of			Assumed Annual Rate of Stock
	Shares of	Total Options			Price Appreciation for
	Common Stock	Granted to	Exercise or		Option Term(1)
	Underlying	Employees in	Base Price	Expiration
Name	Options Granted	FY 2001	Per Share	Date	5%	10%

H. Richard Lawson	—	—	—	—	—	—

John J. Coughlan	—	—	—	—	—	—

Robert G. Barbieri	1,040,250(2)	19.1%	$2.32	8/13/10	$10,467,322	$26,526,250
	208,050(3)	3.8	2.97	2/15/11	2,093,464	5,305,250

James F. DeSocio	138,700(2)	2.5	2.32	8/8/10	1,395,643	3,536,833
	69,350(3)	1.3	2.97	2/15/11	697,821	1,768,417

Eric C. Morgan	138,700(2)	2.5	2.32	8/8/10	1,395,643	3,536,833
	69,350(3)	1.3	2.97	2/15/11	697,821	1,768,417

(1)	Potential realizable values are net of exercise price, but before taxes associated with exercise. Amounts representing hypothetical gains are those that could be achieved if options are exercised at the end of the option term. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with rules of the Securities and Exchange Commission based on the midpoint of the offering range, and do not represent our estimate or projection of the future stock price.

(2)	These options vest annually over a four-year period beginning June 1, 2001.

(3)	These options vest monthly over a three-year period beginning April 1, 2002.

Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

      None of the executive officers named in the summary compensation table exercised options during the fiscal year ended May 31, 2001. The following table sets forth the number and value of securities underlying unexercised options held as of May 31, 2001.

Aggregated Option Exercises in Fiscal Year Ended May 31, 2001

and Fiscal Year-End Option Values

			Number of Shares		Value of Unexercised
			Underlying Unexercised		In-the-Money Options
	Number of		Options at Year-End		at Year-End(1)
	Shares	Value
Name	Acquired	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

H. Richard Lawson	—	—	—	—	—	—

John J. Coughlan	—	—	1,099,572	1,402,437	$13,381,791	$19,199,367

Robert G. Barbieri	—	—	—	1,248,300	—	14,380,416

James F. DeSocio	—	—	395,295	301,534	5,051,870	3,491,761

Eric C. Morgan	—	—	263,530	357,014	3,254,596	4,116,369

(1)	There was no public trading market for our common stock as of May 31, 2001. Accordingly, as permitted by the rules of the Securities and Exchange Commission, these values have been calculated based on a fair market value of our common stock of $13.95 per share as determined by our board of directors, less the applicable exercise price.

Benefit Plans

1996 Stock Incentive Plan

      Our 1996 Stock Incentive Plan provides for the granting of stock options, including incentive stock options under the Internal Revenue Code of 1986, as amended, and non-qualified stock options, stock appreciation rights, restricted stock, performance awards and other stock-based awards. We have reserved 27,740,000 shares of common stock for issuance under the plan, of which 24,285,523 shares were subject to stock options outstanding at May 31, 2001.

      The plan provides for the grant of options to purchase shares of our common stock to any of our full or part-time employees, including officers and directors who are also employees. We may also grant stock options to non-employee directors and independent contractors providing services to us.

      The plan is administered by a committee of our board of directors, which has the authority to select the persons to whom awards are granted; to determine the exercise price, if any, and the number of shares of common stock covered by such awards; and to set the other terms and conditions of such awards.

      The exercise price of an incentive stock option cannot be less than 100% of the fair market value of our common stock on the date the option is granted. Any incentive stock option granted to a holder of 10% or more of our common stock must have an exercise price not less than 110% of the fair market value of our common stock on the grant date and may not have a term longer than five years.

      The plan is subject to amendment, modification or termination by our board of directors except that our board may not, without shareholder approval, materially and adversely affect any right acquired by any participant, a participant’s legal representative or any successor under an award granted prior to the proposed change, unless otherwise agreed by the participant in an agreement or otherwise, or required by law.

2001 Stock Incentive Plan

      Our 2001 Stock Incentive Plan will become effective as of the date on which our common stock is registered pursuant to the Securities Exchange Act of 1934. The plan provides for the granting of stock options, including incentive stock options and non-qualified stock options, restricted stock, performance awards and other stock-based awards. We have reserved 12,483,000 shares of common stock for issuance under the plan.

      The plan provides for the grant of options to purchase shares of our common stock to any of our full or part-time employees, including officers and directors who are also employees. We may also grant stock options to non-employee directors and consultants or independent contractors providing services to us.

      The plan is administered by our board of directors or by a committee comprised of three or more non-employee directors which has the authority to select the persons to whom awards are granted; to determine the exercise price, if any, and the number of shares of common stock covered by such awards; and to set the other terms and conditions of such awards.

      The exercise price of an incentive stock option cannot be less than 100% of the fair market value of our common stock on the date the option is granted. Any incentive stock option granted to a holder of 10% or more of our common stock must have an exercise price not less than 110% of the fair market value of our common stock on the grant date and may not have a term longer than five years.

      Our board of directors may amend, alter, suspend, discontinue or terminate the plan at any time, except that the board may not, without shareholder approval, adversely affect the rights of the holder of such option without the consent of the holder or beneficiary.

2001 Employee Stock Purchase Plan

      Our 2001 Employee Stock Purchase Plan, covering an aggregate of 20,805,000 shares of common stock, will become effective as of the date on which our common stock is registered pursuant to the Securities Exchange Act of 1934. The purchase plan provides a means by which employees may purchase our common stock through payroll deductions. The purchase plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code of 1986, as amended. Employees whose customary employment is at least 20 hours per week and who are employed with us on the first day of the first full offering period are eligible to participate in the plan. Eligible employees may purchase shares of common stock during each monthly offering period at a price per share equal to 85% of the fair market value of the shares on the first day or the last day of the offering period. No participant may purchase more than the maximum number of shares of common stock, as established by the committee prior to the beginning of any given offering period, or more than $25,000 worth of shares or an amount equal to 15% of the participant’s income, whichever is less, under the plan in any calendar year. The plan will terminate when all of the shares reserved under the plan have been purchased or five years from the effective date unless the board of directors resolves to extend the purchase plan for one or more additional periods of five years each.

Employee Stock Ownership Plan

      Our Employee Stock Ownership Plan is a tax-qualified employee stock ownership plan under Sections 401(a) and 4975(e)(7) of the Internal Revenue Code of 1986, as amended, and under Section 407(d)(6) of the Employee Retirement Income Security Act of 1974, as amended. The amount, if any, of cash or shares contributed by us to the plan for each plan year is determined by our board of directors. The plan is not presently leveraged.

      A participant or beneficiary may elect to commence distribution of the participant’s vested account balance immediately following the participant’s death, disability or retirement at or after age 65. A participant who terminates employment for any other reason may elect to commence distribution as of the close of the fifth plan year following the plan year in which termination occurred or, if earlier, distribution may commence on the date the participant dies, becomes disabled or attains age 65. Vested account balances will generally be distributed in a single lump sum payment; provided, however, that certain large account balances will be paid in installments. Distributions will be made in the form of common stock unless the payee elects to receive payment in cash.

      Participants who have attained age 55 and have participated in the plan at least 10 years also have the right to take partial distributions from their vested accounts balance while employed. Participants may withdraw up to 25% of their vested account balance during a six-year period, with the maximum increasing to 50% in the final year. Distributions are made in cash or in shares as elected by the participant.

      Shares distributed by the plan at a time when the shares are not publicly traded are subject to a right of first refusal to purchase in favor of us. Also, we must grant participants a put option on shares distributed from the plan that is exercisable during two sixty-day periods following distribution. The put option only applies if the shares are not or cease to be publicly traded without restriction during the put option periods. Finally, all non-publicly traded common stock that is held by the plan must be valued at least once annually by a qualified independent appraiser.

      As of May 31, 2001, the plan held an aggregate of 4,024,423 shares of common stock.

      There will not be a contribution to the plan for fiscal 2001 and we intend to terminate the plan following our initial public offering.

Phantom Stock Plans

      We have two phantom stock compensation plans for employees who are residents of Canada or the United Kingdom. The phantom stock plans provide each eligible employee with a specified number of phantom shares at a share value equal to the current fair market value of our common stock. Participants’ phantom shares vest over a five-year period. Upon death, retirement or any cessation of the employment relationship, we will pay the employee the vested fair market value of their phantom stock shares.

      There will not be any contributions to these plans for fiscal 2001 and we intend to terminate these plans following our initial public offering.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

       In February 2001, affiliates of TA Associates, Inc. and St. Paul Venture Capital purchased 6,124,855 shares of Series A Convertible Preferred Stock from us for a total purchase price of $25.2 million, or $4.12 per share. David S. B. Lang, one of our directors, is a principal of TA Associates. We used a portion of these proceeds to repurchase from our founders and former executive officers 4,307,453 shares of common stock for an aggregate purchase price of $10.0 million, or $2.32 per share, and stock options for 4,307,453 shares of common stock for an aggregate purchase price of $7.5 million. Of these amounts, we repurchased options to purchase 2,371,770 shares of common stock beneficially owned by each of H. Richard Lawson, our chairman, and John Cerullo, one of our founders. In addition, certain of our stockholders sold 2,052,760 shares of common stock to affiliates of TA Associates and St. Paul Venture Capital for a total purchase price of $4.8 million, or $2.32 per share. Of this amount, the affiliates purchased 457,710 shares of common stock beneficially owned by William B. Lawson, Sr., our former chairman, and 693,500 shares of common stock beneficially owned by John Cerullo. These shares of common stock were then exchanged for an additional 648,689 shares of our preferred stock.

      Affiliates of TA Associates and St. Paul Venture Capital also purchased $10.0 million in principal amount of 12% senior subordinated convertible notes due February 23, 2006, which are convertible into $10.0 million principal amount of 12% senior subordinated notes due February 23, 2006 with warrants to purchase 438,847 shares of our common stock at an exercise price of $0.01 per share.

      In March 2001, affiliates of TA Associates and St. Paul Venture Capital purchased 277,400 shares of common stock beneficially owned by H. Richard Lawson for a total purchase price of $644,000. These shares of common stock were then exchanged for an additional 156,311 shares of our preferred stock.

      We have retained NCG, Inc. to provide event planning services primarily for community programs and hospitality events; thought leadership, advisory boards, and focus groups; and our software conference and user exchange. Damon Lawson, the son of William B. Lawson, Sr., our former chairman, is a principal shareholder of NCG. We paid NCG $12.5 million during fiscal 2001. A significant portion of these fees includes the costs of vendors engaged by NCG to provide services to us. We entered into a similar event planning services contract with NCG for fiscal years 2002 and 2003. We negotiated the agreement on an arms-length basis and believe that the terms of the agreement are at least as favorable as could have been obtained from an unaffiliated third party.

      We have periodically retained The Chasm Group to provide marketing strategy and consulting services. We paid The Chasm Group $73,419, $239,157 and $110,599 during fiscal 2001, 2000 and 1999, respectively. One of our directors, Geoffrey Moore, is a principal of The Chasm Group.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT

       The following table shows information known to us with respect to the beneficial ownership of our common stock on June 1, 2001, as adjusted to reflect the automatic conversion of outstanding shares of preferred stock into common stock, and as adjusted to reflect the sale of the shares of common stock offered under this prospectus, by:

•	each person (or group of affiliated persons) known by us to be the owner of more than 5% of our outstanding common stock;

•	each of our directors;

•	each of our executive officers listed on the Summary Compensation Table under “Management”; and

•	all of our directors and executive officers as a group.

      Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission, and includes generally voting power and/or investment power with respect to securities. Shares of common stock subject to options currently exercisable or exercisable within 60 days of June 1, 2001, are deemed outstanding for purposes of computing the percentage beneficially owned by the person holding such options but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as otherwise noted, the persons or entities named have sole voting and investment power with respect to those shares shown as beneficially owned by them. Unless otherwise indicated, the principal address of each of the shareholders below is c/o Lawson Software, Inc., 380 Saint Peter Street, St. Paul, Minnesota 55102-1302.

		Percentage of
		Common Stock Owned

	Number of Shares	Before	After
Name and Address of Beneficial Owner	Beneficially Owned	Offering	Offering

5% Stockholders:

Cerullo Family Limited Partnership(1)	20,111,500	26.2%	22.5%

Lawson Family Limited Partnership(2)	7,864,290	10.3	8.8

TA Associates, Inc.(3)	7,737,239	10.1	8.7

North Star Trust ESOP & Fiduciary Services, LLC, as Trustee of the Lawson Software Employee Stock Ownership Plan and Trust(4)	4,024,423	6.1	4.5

Executive Officers and Directors:

H. Richard Lawson(5)	19,487,350	25.4	21.8

John J. Coughlan(6)	1,404,333	1.8	1.5

James F. DeSocio(7)	395,295	*	*

Eric C. Morgan(8)	214,985	*	*

Robert G. Barbieri(9)	208,050	*	*

David R. Hubers(10)	27,740	*	*

Thomas G. Hudson(10)	27,740	*	*

Richard D. Kreysar(10)	27,740	*	*

David S. B. Lang(11)	7,737,239	10.1	8.7

Geoffrey A. Moore(12)	208,050	*	*

All current directors and executive officers as a group (12 persons)(13)	30,054,759	37.8	32.6

*	Represents less than 1% of total shares outstanding.

(1)	Voting and investment control in Cerullo Family Limited Partnership is held by John J. Cerullo and Geraldine F. Cerullo.

(2)	Represents shares beneficially owned by William B. Lawson, Sr., one of our founders.

(3)	Shares beneficially owned by TA Associates, Inc. include shares held by the following affiliates of TA Associates, Inc.:

Name	Number of Shares

TA IX, L.P.	6,054,177

TA/Atlantic and Pacific IV L.P.	1,513,544

TA Executives Fund LLC	48,434

TA Investors LLC	121,084

The shares beneficially owned by TA Associates, Inc. and its affiliates include 5,578,399 shares of our Series A Convertible Preferred Stock, which shares automatically convert into shares of our common stock upon consummation of this offering. The address of TA Associates, Inc. is High Street Tower, 125 High Street, Suite 2500, Boston, Massachusetts 02110.

(4)	The address of North Star Trust ESOP and Fiduciary Services, LLC, as Trustee of the Lawson Software Employee Stock Ownership Plan and Trust, is North Star Trust Company, 500 West Madison Street, Chicago, Illinois 60661-2517.

(5)	Represents 19,487,350 shares held by the Lawson Family Investment Company, Ltd. that are beneficially owned by H. Richard Lawson.

(6)	Includes 1,404,333 shares that can be acquired upon the exercise of outstanding options.

(7)	Includes 395,295 shares that can be acquired upon the exercise of outstanding options.

(8)	Includes 214,985 shares that can be acquired upon the exercise of outstanding options.

(9)	Includes 208,050 shares that can be acquired upon the exercise of outstanding options.

(10)	Includes 27,740 shares that can be acquired upon the exercise of outstanding options by each of Messrs. Hubers, Hudson and Kreysar.

(11)	Mr. Lang is a principal of TA Associates, Inc. and may be considered to have beneficial ownership of TA Associates, Inc.’s interest in us. Mr. Lang disclaims beneficial ownership of all such shares, except to the extent of 21,673 shares that he owns through TA Investors LLC.

(12)	Includes 208,050 shares that can be acquired upon the exercise of outstanding options.

(13)	See Notes (5) through (12). Includes an aggregate of 2,830,169 shares issuable upon the exercise of currently exercisable options held by our executive officers and directors.

DESCRIPTION OF CAPITAL STOCK

General Matters

      Upon the closing of this offering, our authorized capital stock will consist of 500,000,000 shares of common stock, par value $0.01 per share, and 42,562,135 undesignated shares of preferred stock.

      The following is a summary of the material terms of our common stock. Please see our certificate of incorporation filed as an exhibit to the registration statement of which this prospectus is a part.

Common Stock

      As of June 1, 2001, there were 66,415,523 shares of common stock outstanding, held by approximately 60 stockholders of record.

      Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and do not have cumulative voting rights. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available therefore. Upon a liquidation, dissolution or winding up of Lawson Software, the holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the prior rights of any preferred stock then outstanding. Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking funds provisions applicable to the common stock under our certificate of incorporation. All outstanding shares of common stock are, and the common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

      We currently have 7,437,865 shares of Series A Convertible Preferred Stock outstanding. Upon closing of this offering, all of the outstanding shares of preferred stock will automatically convert into 10,316,319 shares of common stock and no shares of preferred stock will be outstanding. After the offering, we will have 42,562,135 authorized but undesignated shares of preferred stock. Our board of directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, any of which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the board of directors determines the specific rights of the preferred stock. However, the effects may include, among other things, restricting dividends on the common stock, diluting the power of the common stock, impairing liquidation rights of the common stock and delaying or preventing a change of control or the removal of our existing management without further action by the stockholders. We have no present plans to issue any additional shares of preferred stock.

Warrants

      Hewlett Packard Company holds a warrant to purchase an aggregate of 1,248,300 shares of common stock at an exercise price of $4.64 per share, subject to adjustment. The right to exercise this warrant will expire on January 28, 2004. We have a right of first refusal exercisable upon any proposed sale or other transfer of the warrant.

      CIS Holding, Inc., an affiliate of HCA–The Healthcare Company, holds a warrant to purchase an aggregate of 1,040,250 shares of common stock at an exercise price of $4.64 per share, subject to adjustment. The right to exercise this warrant will expire on July 18, 2005. We have a right of first refusal exercisable upon any proposed sale or other transfer of the warrant.

      TA Subordinated Debt Fund, L.P., TA Investors LLC, and St. Paul Venture Capital VI, LLC hold senior subordinated convertible notes that are convertible into senior subordinated notes and warrants to purchase an aggregate of 438,847 shares of common stock at an exercise price of $0.01 per share, subject to adjustment. The right to exercise these warrants will expire on February 23, 2008. We must redeem 100% of the warrants on February 23, 2006, or earlier upon the occurrence of certain events, unless we have completed either a qualified public offering or a qualified sale as defined in the note purchase agreement.

Registration Rights

      As of the date of this prospectus, certain of our stockholders, together with the holders of common stock issuable upon conversion of our outstanding shares of Series A Convertible Preferred Stock and upon exercise of the warrants described above are entitled to rights with respect to the registration of 60,506,856 shares of common stock under the Securities Act. The holders of the registrable securities may require us on two occasions within any calendar year to file a registration statement on Form S-3. Furthermore, in the event we decide to register our securities, we are required to include in our registration statement the registrable securities of any holder who so requests. These rights are subject to the right of the underwriters of an offering to limit the number of shares included in that registration under certain circumstances. The expenses incurred in such registrations will be borne by us. The registration rights described above will expire with respect to any holder of registrable securities if such holder can sell all of its shares in a three-month period under Rule 144 of the Securities Act.

Provisions of our Certificate of Incorporation and Bylaws and State Law Provisions with Potential Antitakeover Effects

Certificate of Incorporation and Bylaws

      Some provisions of our certificate of incorporation and bylaws could make more difficult the acquisition of control of our company, and the removal of existing management:

•	the certificate of incorporation does not provide for cumulative voting for directors;

•	the board of directors fixes the size of the board of directors, may create new directorships and may elect new directors to serve for the full term in which the new directorship was created. The board of directors (or its remaining members, even though less than a quorum) also may fill vacancies on the board of directors occurring for any reason for the remainder of the term in which the vacancy occurred;

•	the board of directors may issue preferred stock without any vote or further action by the stockholders;

•	the board of directors may adopt, amend, alter or repeal the bylaws without a vote of the stockholders;

•	all stockholder actions must be taken at a regular or special meeting of the stockholders and cannot be taken by written consent without a meeting; and

•	we require advance notice procedures with respect to stockholder proposals and the nominations of candidates for election as directors.

The Delaware General Corporation Law

      We are subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless:

•	the board of directors approved the transaction in which such stockholders became an interested stockholder prior to the date the interested stockholder attained such status;

•	upon consummation of the transaction that resulted in the stockholder’s becoming an interested stockholder, he or she owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; and

•	the business combination is approved by a majority of the board of directors and by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

SHARES ELIGIBLE FOR FUTURE SALE

       Sales of substantial amounts of our common stock in the public market after the offering could cause the market price of our common stock to fall and could affect our ability to raise equity capital on terms favorable to us.

      Upon the closing of this offering, we will have 89,431,841 shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options or warrants to purchase common stock. Of these shares, the 12,700,000 shares of common stock being sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our “affiliates,” as such term is defined in Rule 144 under the Securities Act (“Rule 144”), may generally only be sold in compliance with the limitations of Rule 144 described below.

      The remaining 76,731,841 shares were issued and sold by us in private transactions, are restricted securities and may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 under the Securities Act, which rules are summarized below. Subject to the lock-up agreements described below and the provisions of Rules 144, 144(k) and 701, additional shares will be available for sale in the public market, subject in the case of shares held by affiliates to compliance with certain volume restrictions, as follows:

•	shares will be available for immediate sale in the public market on the date of this prospectus;

•	shares will be available for sale 90 days after the date of this prospectus; and

•	shares will be available for sale upon the expiration of lock-up agreements 180 days after the date of this prospectus.

Rule 144

      In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year is entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately 894,318 shares immediately after this offering; or

•	the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks before a notice of the sale on Form 144 is filed.

      Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

      Under Rule 144(k), a person who has not been one of our affiliates at any time during the three months before a sale, and who has beneficially owned the restricted shares for at least two years, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

      In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchased shares from us prior to the date of this prospectus under a stock option plan or other written agreement can resell those shares 90 days after the date of this prospectus in reliance on Rule 144, but without complying with some of the restrictions, including the holding period, contained in Rule 144.

      We have agreed with the underwriters that during the 180-day period following the date of this prospectus we will not file a Form S-8 registration statement under the Securities Act to register shares of common stock issued and issuable upon exercise of stock options granted by us. See “Management — Benefit Plans.” The Form S-8 registration statement is expected to become effective immediately upon filing and shares covered by that registration statement will thereupon be eligible for sale in the public markets, subject to Rule 144 limitations applicable to affiliates.

      Prior to this offering there has been no public market for our common stock, and no predictions can be made regarding the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market could adversely affect the prevailing market price.

      All of our directors, executive officers and stockholders holding       shares of our common stock have agreed that they will not, without the prior written consent of the representatives of the underwriters, sell or otherwise dispose of any shares of common stock or options to acquire shares of common stock during the 180-day period following the date of this prospectus. See “Underwriting.”

      After the closing of this offering, the holders of 60,506,856 shares of our common stock will be entitled to certain rights with respect to the registration of such shares under the Securities Act. See “Description of Capital Stock — Registration Rights.” Registration of such shares under the Securities Act would result in such shares, except for shares purchased by affiliates, becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration.

UNDERWRITING

       Under the underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below for whom Lehman Brothers Inc., J. P. Morgan Securities Inc., U.S. Bancorp Piper Jaffray Inc. and Fidelity Capital Markets, a division of National Financial Services LLC, are acting as representatives, has agreed to purchase from us, on a firm commitment basis, subject only to the conditions contained in the underwriting agreement, the respective number of shares of common stock shown opposite its name below:

Number of
Underwriters	Shares

Lehman Brothers Inc.

J.P. Morgan Securities Inc.

U.S. Bancorp Piper Jaffray Inc.

Fidelity Capital Markets, a division of National Financial Services LLC

Total

      The underwriting agreement provides that the underwriters’ obligations to purchase our common stock depends on the satisfaction of the conditions contained in the underwriting agreement, and that if any shares of common stock are purchased by the underwriters under the underwriting agreement, then all the shares of common stock that the underwriters have agreed to purchase under the underwriting agreement must be purchased. The conditions contained in the underwriting agreement include that:

•	the representations and warranties made by us to the underwriters are true;

•	there is no material change in the financial markets; and

•	we deliver customary closing documents to the underwriters.

Commissions and Expenses

      The representatives had advised us that the underwriters propose to offer the common stock directly to the public at the public offering price presented on the cover page of this prospectus, and to selected dealers, that may include the underwriters, at the public offering price less a selling concession not in excess of $      per share. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $      per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

      The following table summarizes the underwriting discounts and commissions we will pay. The underwriting discounts and commissions are equal to the public offer price per share, less the amount paid to us per share. The underwriting discounts and commissions equal   % of the initial public offering price.

		Total Without	With
	Per Share	Over-Allotment	Over-Allotment

Underwriting discounts and commissions to be paid to the underwriters by us	$	$	$

      We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, will be approximately $2.25 million.

Over-Allotment Option

      We have granted to the underwriters an option to purchase up to an aggregate of 1,905,000 shares of common stock, exercisable solely to cover over-allotments, if any, at the public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus. The underwriters may exercise this option at any time until 30 days after the date of the underwriting agreement. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares proportionate to that underwriter’s initial commitment as indicated in the preceding table.

Lockup Agreements

      We have agreed that, without the prior written consent of Lehman Brothers Inc., we will not, directly or indirectly, offer, sell or dispose of any common stock or any securities which may be converted into or exchanged for any common stock for a period of 180 days from the date of this prospectus. We and all of our executive officers and directors, and stockholders holding       shares of our common stock, have agreed under lockup agreements not to, without the prior written consent of Lehman Brothers Inc., directly or indirectly, offer, sell or otherwise dispose of any common stock or any securities which may be converted into or exchanged or exercised for any common stock for a period of 180 days from the date of this prospectus.

Offering Price Determination

      Prior to this offering, there has been no public market for our common stock. The initial public offering price has been negotiated between the representatives and us. In determining the initial public offering price of our common stock, the representatives considered

•	prevailing market conditions;

•	our historical performance and capital structure;

•	estimates of our business potential and earnings prospects;

•	an overall assessment of our management; and

•	the consideration of these factors in relation to market valuation of companies in related businesses.

Indemnification

      We have agreed to indemnify the underwriters against liabilities relating to the offering, including liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities. We have further agreed to indemnify Lehman Brothers Inc. against liabilities related to the directed share program referred to below, including liabilities under the Securities Act.

Stabilization, Short Positions and Penalty Bids

      The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option, in whole or in part, or purchasing shares in the open market.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specific maximum.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

      Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Stamp Taxes

      Purchasers of the shares of our common stock offered by this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition of the offering price listed on the cover of this prospectus.

Offer and Sales in Canada

      This prospectus is not, and under no circumstances is it to be construed as, an advertisement or a public offering of shares in Canada or any province or territory thereof. Any offer or sale of shares in Canada will be made only under an exemption from the requirements to file a prospectus supplement or prospectus and an exemption from the dealer registration requirement in the relevant province or territory of Canada in which such offer or sale is made.

Directed Share Program

      At our request, the underwriters have reserved up to                shares, or   % of our common stock offered by this prospectus, for sale under a directed share program to specified business associates. All of the persons purchasing the reserved shares must commit to purchase no later than the close of business on the day following the date of this prospectus. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. Shares committed to be purchased by directed share participants which are not so purchased will be reallocated for sale to the general public in the offering. All sales of shares pursuant to the directed share program will be made at the initial public offering price set forth on the cover page of this prospectus.

      The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed   % of the total number of shares of our common stock offered by them.

Electronic Distribution

      A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

      Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

LEGAL MATTERS

       The validity of the shares of common stock offered hereby will be passed upon for us by Dorsey & Whitney LLP, Minneapolis, Minnesota. Certain legal matters will be passed upon for the underwriters by Gibson, Dunn & Crutcher LLP, New York, New York.

EXPERTS

       The financial statements of Lawson Software, Inc. as of May 31, 2000 and May 31, 2001 and for each of the three years in the period ended May 31, 2001 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. The audited financial statements of Account4, Inc. as of and for the year ended December 31, 2000 included in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

WHERE YOU CAN FIND MORE INFORMATION

       We have filed with the SEC a registration statement on Form S-1 with respect to the common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information with respect to Lawson Software and the common stock, reference is made to the registration statement and exhibits and schedules thereto. You may read and copy any document we file at the SEC’s public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov.

      Upon completion of this offering, Lawson Software will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934 and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference rooms, Lawson Software’s website at www.lawson.com and the website of the SEC referred to above. Information on our website does not constitute a part of this prospectus.

LAWSON SOFTWARE, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page(s)

Lawson Software, Inc.:

Report of Independent Accountants	F-2

Balance Sheets as of May 31, 2000 and 2001, and May 31, 2001 (pro forma unaudited)	F-3

Statements of Operations for the years ended May 31, 1999, 2000 and 2001	F-4

Statement of Stockholders’ (Deficit) Equity and Comprehensive Income (Loss) for the years ended May 31, 1999, 2000 and 2001	F-5

Statements of Cash Flows for the years ended May 31, 1999, 2000 and 2001	F-6

Notes to Consolidated Financial Statements	F-7

Account4, Inc.:

Report of Independent Accountants	F-25

Balance Sheets as of December 31, 2000 and June 30, 2001 (unaudited)	F-26

Statements of Operations for the year ended December 31, 2000 and the six months ended June 30, 2000 and 2001 (unaudited)	F-27

Statement of Stockholders’ Equity (Deficit) for the year ended December 31, 2000 and the six months ended June 30, 2001 (unaudited)	F-28

Statements of Cash Flows for the year ended December 31, 2000 and the six months ended June 30, 2000 and 2001 (unaudited)	F-29

Notes to Financial Statements	F-30

Pro Forma Combined Condensed Financial Information (unaudited):

Introduction to Pro Forma Combined Condensed Financial Information	F-44

Pro Forma Combined Condensed Balance Sheet as of May 31, 2001 (unaudited)	F-45

Pro Forma Combined Condensed Statement of Operations for the year ended May 31, 2001 (unaudited)	F-46

Notes to the Pro Forma Combined Condensed Financial Information (unaudited)	F-47

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of

Lawson Software, Inc.:

      In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders’ deficit and comprehensive income (loss) and of cash flows present fairly, in all material respects, the financial position of Lawson Software, Inc. and its subsidiaries at May 31, 2000 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended May 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PRICEWATERHOUSECOOPERS LLP

Minneapolis, Minnesota
June 28, 2001, except as to Note 20,
which is as of August 8, 2001

LAWSON SOFTWARE, INC.

CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

		May 31, 2001
	May 31,
	2000	Actual	Pro Forma

			(unaudited)
ASSETS

Current assets:

Cash and cash equivalents	$45,862	$58,839	$58,839

Marketable securities	—	18,769	18,769

Trade accounts receivable, less allowance for doubtful accounts of $5,246, $6,961 and $6,961, respectively	74,564	92,335	92,335

Deferred income taxes	14,799	19,786	19,786

Prepaid expenses and other assets	8,119	9,070	9,070

Total current assets	143,344	198,799	198,799

Property and equipment, net	29,304	24,972	24,972

Goodwill, net	3,740	4,259	4,259

Deferred income taxes	3,181	6,637	6,637

Other assets, noncurrent	61	1,436	1,436

Total assets	$179,630	$236,103	$236,103

LIABILITIES, MANDATORILY REDEEMABLE SECURITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY

Current liabilities:

Current portion of long-term debt	$3,496	$792	$792

Accounts payable	18,107	14,440	14,440

Accrued compensation and benefits	13,294	21,174	21,174

Other accrued liabilities	13,191	16,127	16,127

Income taxes payable	553	5,212	5,212

Deferred revenue and customer deposits	88,655	101,632	101,632

Total current liabilities	137,296	159,377	159,377

Long-term debt, less current portion	15,573	1,010	1,010

Senior subordinated convertible notes	—	8,031	8,031

Mandatorily redeemable common stock warrants	—	2,560	—

Other long-term liabilities	1,423	4,099	4,099

Total liabilities	154,292	175,077	172,517

Commitments and contingencies (Note 17)

Series A convertible preferred stock; $0.01 par value; 0, 7,437,865 and 0 shares authorized, issued and outstanding, respectively	—	29,750	—

Mandatorily redeemable common stock at redemption value	164,213	56,145	—

Stockholders’ (deficit) equity:

Preferred stock; $0.01 par value, 42,562,135 shares authorized; no shares issued or outstanding	—	—	—

Common stock; $0.01 par value; 500,000,000 shares authorized; 70,734,108, 66,415,523, and 76,731,841 shares issued and outstanding, respectively	707	664	767

Additional paid-in capital	4,973	26,783	88,988

Treasury stock, at cost; 0, 6,637,613 and 6,637,613 shares, respectively	—	(15,344)	(15,344)

Deferred stock-based compensation	(397)	(15,093)	(15,093)

Retained earnings	20,508	35,025	5,027

Accumulated other comprehensive loss	(453)	(759)	(759)

Adjustment for mandatorily redeemable common stock	(164,213)	(56,145)	—

Total stockholders’ (deficit) equity	(138,875)	(24,869)	63,586

Total liabilities, mandatorily redeemable securities and stockholders’ (deficit) equity	$179,630	$236,103	$236,103

The accompanying notes are an integral part of the consolidated financial statements.

LAWSON SOFTWARE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

	Year Ended May 31,

	1999	2000	2001

Revenues:

License fees	$98,141	$121,421	$152,291

Services	166,321	191,486	231,641

Total revenues	264,462	312,907	383,932

Cost of revenues:

Cost of license fees	11,941	16,228	23,580

Cost of services	79,554	101,875	120,502

Total cost of revenues	91,495	118,103	144,082

Gross profit	172,967	194,804	239,850

Operating expenses:

Research and development	37,819	44,780	52,600

Sales and marketing	88,986	119,203	116,667

General and administrative	28,075	31,731	32,210

Non-recurring charges	4,350	3,984	14,203

Total operating expenses	159,230	199,698	215,680

Operating income (loss)	13,737	(4,894)	24,170

Other income (expense):

Interest income	1,502	1,902	2,491

Interest expense	(170)	(1,010)	(1,542)

Total other income	1,332	892	949

Income (loss) before income taxes	15,069	(4,002)	25,119

Provision (benefit) for income taxes	6,333	(653)	10,550

Net income (loss)	$8,736	$(3,349)	$14,569

Accretion on preferred stock	—	—	(52)

Net income (loss) applicable to common stockholders	$8,736	$(3,349)	$14,517

Net income (loss) per share:

Basic	$0.12	$(0.05)	$0.21

Diluted	$0.11	$(0.05)	$0.17

Shares used in computing net income (loss) per share:

Basic	70,361,061	70,688,614	69,907,146

Diluted	80,919,798	70,688,614	84,367,198

Unaudited pro forma net income per share:

Basic			$0.20

Diluted			$0.17

Shares used in computing unaudited pro forma net income per share:

Basic			72,647,480

Diluted			84,367,198

The accompanying notes are an integral part of the consolidated financial statements.

LAWSON SOFTWARE, INC.

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ DEFICIT
AND COMPREHENSIVE INCOME (LOSS)
(in thousands, except share data)

								Adjustment for
							Accumulated	Mandatorily	Total
	Common Stock		Additional		Deferred		Other	Redeemable	Stockholders’	Comprehensive
			Paid-in	Treasury	Stock-Based	Retained	Comprehensive	Common	(Deficit)	Income
	Shares	Amount	Capital	Stock	Compensation	Earnings	Loss	Stock	Equity	(Loss)

Balance at May 31, 1998	69,999,920	$700	$1,457	$—	$—	$15,121	$—	$(130,714)	$(113,436)	$6,240

ESOP contribution	617,160	6	1,148	—	—	—	—	—	1,154

Increase in redemption value of mandatorily redeemable common stock	—	—	—	—	—	—	—	(28,136)	(28,136)

Net income	—	—	—	—	—	8,736	—	—	8,736	$8,736

Balance at May 31, 1999	70,617,080	706	2,605	—	—	23,857	—	(158,850)	(131,682)	$8,736

Deferred stock-based compensation	—	—	469	—	(469)	—	—	—	—

Amortization of stock-based compensation	—	—	—	—	72	—	—	—	72

Warrants issued for services	—	—	1,800	—	—	—	—	—	1,800

Exercise of stock options	127,601	1	5	—	—	—	—	—	6

Repurchase and retirement of common stock	(10,573)	—	(24)	—	—	—	—	—	(24)

Tax benefit from stockholder transactions	—	—	118	—	—	—	—	—	118

Increase in redemption value of mandatorily redeemable common stock	—	—	—	—	—	—	—	(5,363)	(5,363)

Translation adjustment	—	—	—	—	—	—	(453)	—	(453)	$(453)

Net loss	—	—	—	—	—	(3,349)	—	—	(3,349)	(3,349)

Balance at May 31, 2000	70,734,108	707	4,973	—	(397)	20,508	(453)	(164,213)	(138,875)	$(3,802)

Deferred stock-based compensation	—	—	18,292	—	(18,292)	—	—	—	—

Amortization of stock-based compensation	—	—	—	—	3,596	—	—	—	3,596

Exercise of stock options	3,481,408	35	1,728	—	—	—	—	—	1,763

Tax benefit from stockholder transactions	—	—	2,778	—	—	—	—	—	2,778

Repurchase and retirement of common stock	(1,162,380)	(12)	(2,687)	—	—	—	—	—	(2,699)

Purchase of treasury stock	(4,307,453)	(43)	—	(9,957)	—	—	—	—	(10,000)

Common stock exchanged for preferred stock	(2,330,160)	(23)	—	(5,387)	—	—	—	—	(5,410)

Beneficial conversion feature associated with preferred stock	—	—	2	—	—	(2)	—	—	—

Warrant issued to non-employee	—	—	1,040	—	—	—	—	—	1,040

Stock options issued to non-employee	—	—	657	—	—	—	—	—	657

Accretion on preferred stock	—	—	—	—	—	(50)	—	—	(50)

Increase in redemption value of mandatorily redeemable common stock, net of cancellation of mandatorily redeemable provision	—	—	—	—	—	—	—	108,068	108,068

Translation adjustment	—	—	—	—	—	—	(306)	—	(306)	$(306)

Net income	—	—	—	—	—	14,569	—	—	14,569	14,569

Balance at May 31, 2001	66,415,523	$664	$26,783	$(15,344)	$(15,093)	$35,025	$(759)	$(56,145)	$(24,869)	$14,263

The accompanying notes are an integral part of the consolidated financial statements.

LAWSON SOFTWARE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended May 31,

	1999	2000	2001

Cash flows from operating activities:

Net income (loss)	$8,736	$(3,349)	$14,569

Adjustments to reconcile net income (loss) to net cash provided by operating activities:

Depreciation and amortization	6,320	9,642	11,623

Deferred income taxes	(1,542)	(4,434)	(8,443)

Provision for doubtful accounts	3,483	4,500	3,730

Equity instruments issued to non-employees	—	1,800	1,697

Tax benefit from stockholder transactions	—	118	2,778

Tax commitment from exercise of stock options	—	(97)	(1,593)

Amortization of stock-based compensation	—	72	3,596

Amortization of discounts on notes payable	—	—	99

Amortization of discount on marketable securities	—	—	(122)

Increase in redemption value of mandatorily redeemable common stock warrants	—	—	491

Changes in operating assets and liabilities, net of effect from acquisition:

Trade accounts receivable	(21,805)	(13,530)	(21,501)

Prepaid expenses and other assets	(2,154)	(2,058)	(2,011)

Accounts payable	6,460	(1,208)	(3,667)

Accrued and other liabilities	6,533	5,796	12,915

Income taxes payable	(5,170)	90	4,659

Deferred revenue and customer deposits	24,356	14,221	14,556

Net cash provided by operating activities	25,217	11,563	33,376

Cash flows from investing activities:

Cash paid in purchase of ijob, Inc.	(3,500)	—	—

Purchases of marketable securities	—	—	(18,647)

Purchases of property and equipment	(8,816)	(23,726)	(6,108)

Net cash used in investing activities	(12,316)	(23,726)	(24,755)

Cash flows from financing activities:

Borrowings under long-term debt	—	18,000	758

Principal payments on long-term debt	(1,217)	(1,452)	(21,034)

Proceeds from sale of senior subordinated convertible notes, net of offering costs	—	—	9,685

Exercise of stock options	—	103	664

Proceeds from sale of Series A preferred stock, net of offering costs	—	—	24,290

Repurchase of common stock	—	(24)	(10,007)

Net cash (used in) provided by financing activities	(1,217)	16,627	4,356

Increase in cash and cash equivalents	11,684	4,464	12,977

Cash and cash equivalents at beginning of year	29,714	41,398	45,862

Cash and cash equivalents at end of year	$41,398	$45,862	$58,839

Supplemental disclosure of cash flow information and non-cash transactions:

Interest paid	$149	$891	$826

Income taxes paid	13,033	3,585	11,674

Warrants issued with debt	—	—	2,069

Common stock exchanges for preferred stock	—	—	5,410

Debt incurred relating to purchase of ijob	1,500	—	1,702

Stock option exercises using common stock	—	—	1,100

ESOP contribution funded with common stock	1,154	—	—

Accretion of mandatorily redeemable securities	—	—	52

Accrued liability converted to debt	—	—	1,307

The accompanying notes are an integral part of the consolidated financial statements.

LAWSON SOFTWARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

1.  Business Description

      Lawson Software, Inc. (the Company) develops and markets enterprise software solutions which automate and integrate business processes facilitating collaboration among customers, partners, suppliers and employees. The Company offers comprehensive financial management, human resources, order management, procurement and enterprise relationship management solutions designed to manage, analyze and improve customers’ businesses. The Company also provides professional services that optimize and support the selection, implementation and execution of a customer’s e-business technology infrastructure.

      The Company is subject to risks and uncertainties including dependence on information technology spending by customers, concentration of customers in a limited number of industries, fluctuations of quarterly results, a lengthy and variable sales cycle, dependence on key personnel, dependence on principal products and third-party technology, rapid technological change and international expansion.

2.  Summary of Significant Accounting Policies

Basis of Presentation

      The consolidated financial statements include the accounts of the Company and its wholly-owned branches and subsidiaries operating in Canada, the United Kingdom, Germany, France and the Netherlands. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

      The Company’s financial instruments consist primarily of cash, marketable securities, trade accounts receivable and accounts payable for which the current carrying amounts approximate fair market value. Additionally, the borrowing rates currently available to the Company approximate current rates for debt agreements with similar terms and average maturities.

Cash Equivalents

      All highly liquid investments with a maturity of three months or less when purchased are considered to be cash equivalents. The Company’s cash equivalents consist primarily of money market instruments and commercial paper. The carrying amount of cash equivalents approximates fair value due to the short maturity of these instruments.

Marketable Securities

      The Company accounts for marketable securities in accordance with provisions of Statement of Financial Accounting Standards (SFAS) No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” SFAS No. 115 addresses the accounting and reporting for investments in fixed maturity securities and for equity securities with readily determinable fair values. Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such

LAWSON SOFTWARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in thousands, except share and per share data)

designation as of each balance sheet date. Currently, all marketable securities held by the Company are classified as available-for-sale. Available-for-sale securities are carried at fair value as determined by quoted market prices, with unrealized gains and losses, net of tax, reported as a separate component of stockholders’ deficit. Interest and dividends on securities classified as available-for-sale are included in interest income. Marketable securities at May 31, 2001 consist of commercial paper due within six months. There was no significant unrealized gain or loss on these securities as of May 31, 2001.

Property and Equipment

      Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using straight-line and accelerated methods over the estimated useful lives of the assets which generally range from five to seven years. Depreciation expense was $6,072, $8,644 and $10,440 for the years ended May 31, 1999, 2000 and 2001, respectively.

Revenue Recognition

      The Company recognizes revenues in accordance with the provisions of the American Institute of Certified Public Accountants Statement of Position (SOP) 97-2, “Software Revenue Recognition,” as amended by SOP 98-4 and SOP 98-9, as well as Technical Practice Aids issued from time to time by the American Institute of Certified Public Accountants, and in accordance with the Securities and Exchange Commission Staff Accounting Bulleting No. 101, “Revenue Recognition in Financial Statements.” The Company licenses software under non-cancelable license agreements and provides related professional services, including support, training, consulting and implementation. Training, consulting and implementation services are not essential to the functionality of the Company’s software products, are sold separately and also are available from a number of third-party service providers. Accordingly, revenues from these services are generally recorded separately from the license fee. Software arrangements including fixed-fee service components are recognized using contract accounting. The specific revenue recognition policies of the Company are as follows:

•	Software License Fees — License fee revenues from end-users and resellers are recognized when a non-cancelable license agreement has been signed, the software product has been shipped, there are no uncertainties surrounding product acceptance, the fees are fixed or determinable and collection of the related receivable is considered probable. The Company does not generally offer rights of return, acceptance clauses and price protection to its customers. Typically, the Company’s software license fees are due within a twelve-month period from the date of shipment. If the fee due from the customer is not fixed or determinable, including payment terms greater than twelve months from shipments, revenue is recognized as payments become due and all other conditions for revenue recognitions have been satisfied. In software arrangements that include rights to multiple software products, specified upgrades, maintenance or services, the Company allocates the total arrangement fee among each deliverable using the relative fair value of each of the deliverables determined using vendor-specific objective evidence. Vendor-specific objective evidence of fair value is determined using the price charged when that element is sold separately. In software arrangements in which the Company does not have vendor-specific objective evidence of fair value for undelivered elements, revenue is deferred until fair value is determined or all elements have been delivered. In software arrangements in which the Company does not have vendor-specific objective evidence of fair value for delivered elements, the Company utilizes the residual method. Up-front set-up fees in transactions with application service providers are deferred and recognized ratably over the estimated service period.

LAWSON SOFTWARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in thousands, except share and per share data)

•	Services — Revenues from training and consulting services are recognized as services are provided to customers. Revenues from maintenance contracts are deferred and recognized ratably over the term of the maintenance agreements. Revenues for customer support and maintenance which are bundled with the initial license fee are deferred based on the fair value of the bundled support services; fair value is based on the renewal rate for continued support arrangements.

Research and Development

      Expenditures for software research and development are expensed as incurred. Such costs are required to be expensed until the point that technological feasibility of the software is established. Technological feasibility is determined after a working model has been completed. The Company’s software research and development costs primarily relate to software development during the period prior to technological feasibility and are charged to operations as incurred.

Advertising Expense

      The Company expenses advertising costs as incurred. Advertising expenses of approximately $4,001, $5,490 and $3,935 were charged to operations during the years ended May 31, 1999, 2000 and 2001, respectively.

Income Taxes

      The Company provides for income taxes using the liability method under Statement of Financial Accounting Standard (SFAS) No. 109, “Accounting for Income Taxes,” which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this statement, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse.

Concentrations of Credit Risks

      Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. Cash equivalents are money market funds and commercial paper due within three months and are readily convertible into cash.

      The Company grants credit to customers in the ordinary course of business. Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of customers comprising the Company’s customer base and their dispersion across different industries and geographic areas. No single customer accounted for ten percent or more of revenues for fiscal 1999, 2000 or 2001 or of trade accounts receivable at May 31, 2000 or 2001.

Goodwill and Other Long-Lived Assets

      In accordance with APB 17, “Intangible Assets” and FAS 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” the Company reviews goodwill, identifiable intangibles and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Events or changes in circumstances that indicate the carrying amount may not be recoverable include, but are not limited to, a significant decrease in the market value of the business or asset acquired, a significant change in the

LAWSON SOFTWARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in thousands, except share and per share data)

extent or manner in which the business or asset acquired is used or a significant adverse change in the business climate. If such events or changes in circumstances are present, the undiscounted cash flows method is used to determine whether the asset is impaired. Cash flows would include the estimated terminal value of the asset and exclude any interest charges. To the extent that the carry value of the asset exceeds the undiscounted cash flows over the estimated remaining life of the asset, the impairment is measured using the discounted cash flows. The discount rate utilized would be based on management’s best estimate of the related risks and return at the time the impairment assessment is made.

      Goodwill recorded as of May 31, 2000 and 2001 is evaluated for impairment on an enterprise level, as the business acquired has been integrated into the Company’s overall operations.

Stock Splits

      Effective August 26, 1998, the Company’s Board of Directors authorized a 5-for-1 stock split of the then issued and outstanding shares of common stock. Effective March 13, 2000, the Company’s Board of Directors authorized a 3-for-1 stock split of the then issued and outstanding shares of common stock. All references to common stock amounts, shares and per share data included in the financial statements and related notes have been adjusted to give retroactive effect to the stock splits.

Stock-Based Compensation

      The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and complies with the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation.”

Foreign Currency Translation

      All assets and liabilities of the Company’s foreign branches and subsidiaries are translated from local currencies to United States dollars at period end rates of exchange, while revenues and expenses are translated at the average exchange rates during the period. The functional currency for each of the Company’s foreign branches and subsidiaries is the respective local currency. Translation adjustments arising from the translation of net assets located outside of the United States into United States dollars are recorded as a separate component of stockholders’ deficit. Gains or losses resulting from foreign currency transactions (transactions denominated in a currency other than the entity’s local currency) are included in the consolidated statement of operations and are not significant.

Comprehensive Income (Loss)

      Comprehensive income as defined by SFAS No. 130, “Reporting Comprehensive Income,” includes net income (loss) and items defined as other comprehensive income. SFAS No. 130 requires that items defined as other comprehensive income (loss), such as foreign currency translation adjustments and unrealized gains and losses on certain marketable securities, be separately classified in the financial statements. Such items are included in the consolidated statement of stockholders’ deficit and comprehensive income (loss).

LAWSON SOFTWARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in thousands, except share and per share data)

Unaudited Pro Forma Balance Sheet

      The unaudited pro forma balance sheet is presented to reflect certain events which will occur upon the effectiveness of the Company’s planned initial public offering (IPO), but not to reflect shares or proceeds from the planned IPO. Upon the closing of the IPO, all of the outstanding shares of Series A preferred stock will automatically convert into 10,316,319 shares of common stock. In addition, upon the closing of the Company’s IPO, the mandatory redemption provision on the mandatorily redeemable common stock and common stock warrants will automatically terminate.

Net Income (Loss) Per Share

      Net income (loss) per share is computed under the provisions of SFAS No. 128, “Earnings Per Share.” Basic net income (loss) per common share is computed using the net income (loss) applicable to common stockholders and the weighted-average number of shares of common stock outstanding. Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of an entity. Diluted net loss per common share does not differ from basic net loss per common share in the year ended May 31, 2000 since 35,218,913 potential shares of common stock from conversion of stock options and warrants were anti-dilutive.

      The following table sets forth the computation of basic and diluted net income (loss) per share:

	Year Ended May 31,

	1999	2000	2001

Basic earnings per share computation:

Net income (loss) applicable to common stockholders	$8,736	$(3,349)	$14,517

Weighted average common shares	70,361,061	70,688,614	69,907,146

Basic net income (loss) per share	$0.12	$(0.05)	$0.21

Diluted earnings per share computation:

Net income (loss)	$8,736	$(3,349)	$14,569

Shares calculation:

Weighted average common shares	70,361,061	70,688,614	69,907,146

Effect of dilutive preferred stock	—	—	2,740,334

Effect of dilutive stock options and warrants	10,558,737	—	11,719,718

	80,919,798	70,688,614	84,367,198

Diluted net income (loss) per share	$0.11	$(0.05)	$0.17

      Unaudited pro forma basic and diluted net income (loss) per share has been calculated using the net income (loss) before accretion on preferred stock and assumes the conversion of all outstanding shares of preferred stock into shares of common stock, as if the shares had converted immediately upon their issuance.

New Accounting Pronouncements

      In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The new statement establishes

LAWSON SOFTWARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in thousands, except share and per share data)

accounting and reporting standards for derivative financial instruments and hedging activities related to those instruments, as well as other hedging activities. SFAS No. 133, as amended by SFAS Nos. 137 and 138, was effective for the Company beginning June 1, 2001. The Company does not expect SFAS No. 133 to materially affect its financial position or results of operations.

      In June 2001, the Financial Accounting Standards Board approved Statements of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations” and No. 142, “Goodwill and Other Intangible Assets.” The statements eliminate the pooling-of-interests method of accounting for business combinations and require that goodwill and intangible assets with indefinite useful lives not be amortized. Instead, these assets will be reviewed for impairment annually with any related losses recognized when incurred. SFAS No. 141 is generally effective for business combinations completed after June 30, 2001. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 with early application permitted in certain circumstances. The Company expects to adopt SFAS No. 142 effective as of June 1, 2001. The adoption of these statements is expected to reduce 2002 annual amortization expense from the ijob, Inc. acquisition (see Note 4) by approximately $1,549.

3.  Non-Recurring Charges

      The following table presents a summary of non-recurring charges:

	Year Ended May 31,

	1999	2000	2001

Recapitalization (see Note 8)	$—	$—	$7,509

Business process improvement initiatives	—	—	4,929

Lease abandonment expense (see Note 17)	4,350	(516)	1,765

Executive stock option buyout (see Note 9)	—	2,700	—

Warrant issued to strategic partner (see Note 11)	—	1,800	—

Total non-recurring charges	$4,350	$3,984	$14,203

      During the year ended May 31, 2001 the Company recognized $4,929 in expenses related to business process improvement initiatives designed to prepare the Company for an initial public offering.

4.  Purchase of ijob, Inc.

      In March 1999, the Company acquired certain assets and assumed certain liabilities and business operations of ijob, Inc. (ijob). The aggregate purchase price was $5,000, consisting of $3,500 in cash and a $1,500 note payable. The net assets acquired have been recorded based on their fair market values at the date of acquisition and consisted primarily of goodwill. The acquisition was accounted for under the purchase method of accounting and, accordingly, the results of operations have been included in the Company’s financial statements since the date of acquisition. Pro forma information is not presented as the acquisition was not significant to the Company’s consolidated results of operations or financial position.

      On September 11, 2000, the Company repaid the $1,500 note payable. On January 31, 2001, the Company entered into an amendment to the ijob purchase agreement which replaced a potential earn-out with a $2,000 note payable due in forty-eight monthly installments of $42 through January 1, 2005.

LAWSON SOFTWARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in thousands, except share and per share data)

After imputing interest of $298 using the Company’s effective borrowing rate, the Company recorded additional goodwill of $1,702. On May 1, 2001, the Company paid the outstanding liability of $1,645.

	May 31,

	2000	2001

Goodwill, Net

Goodwill	$4,986	$6,688

Less accumulated amortization	(1,246)	(2,429)

	$3,740	$4,259

      Goodwill is amortized using the straight-line method over an estimated useful life of five years. Amortization expense was $997 for the years ended May 31, 1999 and 2000, and $1,183 for the year ended May 31, 2001.

5.  Balance Sheet Components

      Certain balance sheet components consist of the following:

Rollforward of the allowance for doubtful accounts:

Balance, May 31, 1998	$3,001

Provision	3,483

Write-offs	(1,714)

Balance, May 31, 1999	4,770

Provision	4,500

Write-offs	(4,044)

Recoveries	20

Balance, May 31, 2000	5,246

Provision	3,730

Write-offs	(2,187)

Recoveries	172

Balance, May 31, 2001	$6,961

LAWSON SOFTWARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in thousands, except share and per share data)

	May 31,

	2000	2001

Property and Equipment, Net

Equipment	$31,012	$36,638

Office furniture	11,414	11,748

Leasehold improvements	9,695	9,783

	52,121	58,169

Less accumulated depreciation and amortization	(22,817)	(33,197)

	$29,304	$24,972

Deferred Revenue:

Maintenance	$53,341	$66,655

License	32,131	31,319

Services	3,183	3,658

	$88,655	$101,632

6.  Credit Facilities and Long-Term Debt

      Long-term debt consists of:

	May 31,

	2000	2001

Note payable — interest at 13.00% due in monthly installments of $44 through June 1, 2003	$—	$960

Note payable — interest at 5.20% due in monthly installments of $23 through February 1, 2004	—	719

Note payable — interest at 8.98% due in monthly installments of $18 through December 31, 2001	319	123

Note payable — interest at 8.00% due in quarterly installments; principal payments of $450 due quarterly, with the remaining balance due on October 31, 2002	17,250	—

Note payable — interest payable semi-annually at an annual rate of 6.5%, principal balance due September 11, 2000 (See Note 4)	1,500	—

	19,069	1,802

Less current maturities	(3,496)	(792)

	$15,573	$1,010

LAWSON SOFTWARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in thousands, except share and per share data)

      Scheduled maturities of long-term debt are as follows:

Year Ending May 31,

2002	$792

2003	763

2004	247

$1,802

      On October 27, 1999, the Company amended its debt agreement with a financial institution to provide for a $7,000 revolving credit facility and an $18,000 term loan. On August 31, 2000, the Company repaid the term loan totaling $16,800. On August 31, 2000, the Company amended its debt agreement with the financial institution to provide for a $15,000 revolving credit facility. The revolving credit facility bears interest on borrowings at the financial institution’s Reference Rate (7.00% at May 31, 2001) and expires September 30, 2001. At May 31, 2000, total borrowings outstanding under the term loan were $17,250. At May 31, 2000 and 2001, the Company had no amounts outstanding under the revolving credit facility. The arrangements with the bank contain limitations on dividends and capital expenditures and require the compliance with specific financial ratios. The Company was in compliance with or had obtained the appropriate waivers for all covenants and restrictions under the debt agreement at May 31, 2000 and 2001. Debt is collateralized by all assets of the Company.

7.  Common Stock

      On February 15, 2001, the Company reincorporated under the laws of the state of Delaware and increased the number of authorized shares of common stock to 500,000,000 and of preferred stock to 50,000,000.

      Pursuant to the Company’s Stock Purchase Agreement (see Note 17), common stockholders had the right to require the Company to repurchase any shares they receive at a price determined by the most recent independent valuation of the Company’s common stock. Consequently, shares held by the common stockholders were considered mandatorily redeemable common stock and were recorded at the estimated fair market value at each balance sheet date. In October 2000, the Company amended the Stock Purchase Agreement to remove the mandatory redemption feature on all shares of common stock, except for shares held by the Company’s ESOP (see Note 17).

      A summary of the mandatorily redeemable common stock activity is presented below:

Balance, May 31, 1998	$130,714

Increase in redemption value of mandatorily redeemable common stock from $1.87 to $2.25 for 70,617,080 shares	28,136

Balance, May 31, 1999	158,850

Increase in redemption value of mandatorily redeemable common stock from $2.25 to $2.32 for 70,734,108 shares	5,363

Balance, May 31, 2000	164,213

Cancellation of redeemable feature for all shares excluding shares issued under the ESOP	(154,870)

Increase in redemption value of mandatorily redeemable common stock from $2.32 to $13.95 for 4,024,423 shares issued under the ESOP	46,802

Balance, May 31, 2001	$56,145

LAWSON SOFTWARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in thousands, except share and per share data)

8.  Recapitalization — Stock Purchase and Exchange Agreement

      On February 23, 2001, the Company closed a Stock Purchase and Exchange Agreement with various investors. In conjunction with the closing, the Company issued 6,124,855 shares of Series A preferred stock for a total purchase price of $25,234. In addition, in February and March 2001, the investors purchased from certain stockholders of the Company 2,330,160 shares of the Company’s common stock for a total purchase price of $5,410. The investors then exchanged the 2,330,160 shares of common stock for 1,313,010 shares of Series A preferred stock with the Company.

      The Company also issued to the investors Senior Subordinated Convertible Notes aggregating $10,000, bearing annual interest of 12% and maturing February 23, 2006. From the date of issuance, at the option of the holder, the Senior Subordinated Convertible Notes are convertible into (i) Senior Subordinated Notes aggregating $9,990, bearing annual interest of 12% and maturing February 23, 2006, and (ii) seven year mandatorily redeemable warrant to purchase 438,847 shares of common stock at a price of $0.01 per share. The allocated fair value of the warrants has been accounted for as a discount of $2,069 on the Senior Subordinated Convertible Notes and is being amortized to interest expense over the term of the notes. As this warrant enables the holder to put the warrant to the Company at fair value on February 23, 2006, if the Company has not completed a qualifying IPO, the warrant is considered a debt instrument in accordance with EITF No. 00-19. Therefore, the Company recorded $491 of interest expense during the year ended May 31, 2001 relating to the increase in the fair value of the warrants as provided by FASB Interpretation (FIN) No. 28. If the notes are repaid prior to their scheduled maturity date, the Company will record an extraordinary charge for the total amount of the unamortized debt issuance costs and the discount on the notes.

      The Company used a portion of the proceeds from the Stock Purchase and Exchange Agreement to purchase 4,307,453 shares of the Company’s common stock from a stockholder of the Company for $10,000, and retire options to purchase 5,843,431 shares of the Company’s common stock from certain current and former employees of the Company for $7,509 which the Company recognized as compensation expense during the year ended May 31, 2001 related to the option retirements.

      Total offering costs relating to the Stock Purchase and Exchange Agreement were $1,259. Offering cost of $315 were allocated to the Senior Subordinated Convertible Notes and are being amortized to interest expense over the term of the notes, and $944 were allocated to the Series A preferred stock and are being accreted over the redemption period using the effective interest method.

      Shares of Series A preferred stock are convertible, at the option of the holder, into shares of common stock, at $2.97 per share, subject to weighted-average anti-dilution price protection. The Series A preferred stock will automatically convert into common stock if the Company closes a public offering at a price per share of at least $5.95 with gross cash proceeds to the Company of at least $80,000, or in the event of various changes in control.

      The Series A preferred stock have been deemed to include a beneficial conversion feature. At the date of issue, the Company allocated the entire gross proceeds of $30,000 to the beneficial conversion feature and is accreting the beneficial conversion feature over the redemption period using the effective interest method. The Company recorded $2 of accretion relating to the beneficial conversion feature during the year ended May 31, 2001. Upon conversion of the preferred stock into shares of common stock, the Company will recognize the remaining unamortized beneficial conversion feature on the preferred stock.

LAWSON SOFTWARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in thousands, except share and per share data)

      Redemption of the Series A preferred stock is mandatory, at the election of the holders, at $4.12 per share plus all declared but unpaid dividends, anytime after February 23, 2006. In the event of liquidation, dissolution or winding up of the Company, holders of preferred stock will be paid $4.12 per share in cash, plus all declared but unpaid dividends, before any amount is distributed to the holders of common stock. No dividends have been declared on the preferred stock.

      The Series A preferred stock has voting rights on an as converted basis.

9.  Stock Option Plans

      The Company’s 1996 Stock Incentive Plan reserves a total of 27,740,000 shares of common stock for issuance of stock options to employees. In addition, the Company has also historically granted to employees individual stock options which were not under a stock option plan. The total number of stock options outstanding outside the stock option plan were 2,371,770 at May 31, 2001. Option grants may be of incentive or non-qualified stock options for the purchase of shares of the Company’s common stock at exercise prices determined by the Company’s Board of Directors. Generally, options granted to employees vest over a three-year or five-year period and expire ten years after the date of grant. The Company has historically determined the exercise price of stock options granted by reference to the most recent independent valuation performed in conjunction with the Company’s Employee Stock Ownership Plan.

      In February 2001, the stockholders of the Company approved the 2001 Stock Incentive Plan, which will become effective as of the date on which the Company’s common stock is registered pursuant to the Securities Exchange Act of 1934. The plan provides for the granting of stock options, including incentive stock options and non-qualified stock options, restricted stock, performance awards and other stock-based awards. There are 12,483,000 shares of the Company’s common stock reserved for issuance under the plan.

      The following summarizes employee stock option activity under and outside of the plan:

			Weighted-
		Exercise	Average
	Number	Price	Exercise
	of Shares	Per Share	Price

Outstanding, May 31, 1998	23,686,493	$0.16-$1.23	$0.56

Canceled	(853,006)	$0.59-$1.23	$0.78

Granted	285,029	$1.87	$1.87

Outstanding, May 31, 1999	23,118,516	$0.16-$1.87	$0.60

Canceled	(7,649,375)	$0.16-$2.25	$0.76

Granted	16,799,831	$2.25	$2.25

Exercised	(170,809)	$0.59-$1.87	$0.61

Outstanding, May 31, 2000	32,098,163	$0.16-$2.25	$1.40

Canceled	(7,428,151)	$0.16-$2.97	$0.80

Granted	5,452,297	$2.25-$2.97	$2.73

Exercised	(3,549,207)	$0.16-$2.25	$0.54

Outstanding, May 31, 2001	26,573,102	$0.54-$2.97	$1.95

LAWSON SOFTWARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in thousands, except share and per share data)

      Stock options exercisable at May 31, 1999, 2000 and 2001 were 16,700,174, 14,240,053 and 9,447,674, respectively.

      The following table summarizes fixed-price stock options outstanding at May 31, 2001:

	Options Outstanding			Options Exercisable

		Weighted-
		Average	Weighted-		Weighted-
Range of		Remaining	Average		Average
Exercise	Number	Contractual	Exercise	Number	Exercise
Prices	Outstanding	Life	Price	Exercisable	Price

$0.54-$0.81	5,804,595	4.00	$0.58	5,138,835	$0.58
$1.23-$1.87	910,843	6.40	$1.39	512,635	$1.33
$2.25-$2.32	16,391,967	8.58	$2.26	3,733,789	$2.25
$2.97	3,465,697	9.74	$2.97	62,415	$2.97

$0.54-$2.97	26,573,102	7.66	$1.95	9,447,674	$1.30

      Deferred compensation relating to stock options granted below fair market value during the years ended May 31, 2000 and 2001 was approximately $469 and $18,292, respectively. Such deferred compensation is amortized over the vesting periods of the related stock options, which generally range from three to five years. This compensation is recognized on an accelerated basis in accordance with FIN No. 28. Compensation expense relating to stock options granted below fair market value of approximately $72 and $3,596 was recognized during the years ended May 31, 2000 and 2001, respectively.

      The Company has adopted the disclosure-only provisions of SFAS No. 123. For purposes of the pro forma disclosures below, the estimated fair value of the options is amortized to expense over the options’ vesting period. Had compensation cost for the Company’s stock options been recognized based on the fair value at the grant date consistent with the provisions of SFAS No. 123, the Company’s net income (loss) would have been adjusted to the pro forma amounts indicated below:

	Year Ended May 31,

	1999	2000	2001

Net income (loss):

As reported	$8,736	$(3,349)	$14,569

Pro forma	$8,247	$(5,274)	$12,335

Net income (loss) per share:

Basic:

As reported	$0.12	$(0.05)	$0.21

Pro forma	$0.12	$(0.07)	$0.18

Diluted:

As reported	$0.11	$(0.05)	$0.17

Pro forma	$0.10	$(0.07)	$0.15

      The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in fiscal 1999, 2000 and 2001, respectively: dividend yield of 0%; risk-free interest rates of 6.5%, 6.7% and 5.6%, and expected lives of approximately 7.5 years. Volatility factors are not applicable to non-public companies

LAWSON SOFTWARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in thousands, except share and per share data)

for options granted to employees. The weighted-average fair value of each option granted during fiscal 1999, 2000 and 2001 using the Black-Scholes option-pricing model was $0.71, $0.88 and $4.28, respectively.

      In November 1999, the Company retired 2,579,820 outstanding stock options of a former executive in exchange for $2,700, which the Company immediately recognized as compensation expense.

10.  Stock Options Issued to a Non-Employee

      On September 27, 2000, the Company issued stock options to purchase 69,350 shares of the Company’s common stock at $2.32 per share to a non-employee in conjunction with a consulting agreement. The stock options vested one-sixth every six months beginning June 1, 2001. The Company accounted for the options in accordance with Emerging Issue Task Force (EITF) Issue No. 96-18. On May 1, 2001, the Company fully vested the stock options. Total compensation expense relating to these stock options was $657 during the year ended May 31, 2001. The following assumptions were used to value the stock options: dividend yield of 0%, risk-free interest rate of 6.0%, expected life equal to the contractual life of ten years and volatility of 50%.

11.  Stock Warrants

      On January 28, 2000, the Company issued a fully-vested, four-year warrant to purchase 3,120,750 shares of the Company’s common stock at $4.81 per share, subject to adjustment, to a strategic partner in conjunction with an agreement which provided for joint sales and marketing efforts of the Company’s ijob application service provider product. The total fair value of the warrant using the Black-Scholes valuation model was $1,800 and was fully expensed in fiscal 2000. The following assumptions were used to value the warrants: dividend yield of 0%, risk-free interest rate of 6.3%, expected life equal to the contractual life of four years and volatility of 50%. On December 19, 2000, the Company entered into an amendment to this warrant agreement due to a change in the strategic relationship. As a result of the amendment, the number of shares available for purchase under the warrant was reduced from 3,120,750 to 1,248,300. Additionally, as a result of the recapitalization transactions discussed in Note 8, the exercise price was reduced to $4.64 per share.

      On July 28, 2000, the Company issued a fully vested five-year warrant to purchase 1,040,250 shares of the Company’s common stock at $4.81 per share, subject to adjustment, to a customer in conjunction with a license agreement. The fair value of the warrant was calculated using the Black-Scholes valuation model and $1,040 was recognized as a reduction of the related license revenue. The following assumptions were used to value the warrant: dividend yield of 0%, risk-free interest rate of 6.0%, expected life equal to the contractual life of five years and volatility of 50%. Additionally, as a result of the recapitalization transactions discussed in Note 8, the exercise price was reduced to $4.64 per share.

12.  Profit Sharing and 401(k) Retirement Plan

      The Company has a defined contribution profit sharing plan which conforms to IRS provisions for 401(k) plans. Employees are eligible to participate in the plan upon employment and are eligible for the Company match after completing one year of service. Participants may contribute up to 15% of their gross earnings to the plan. The Company matches 50% of the first 4% of employee contributions and may make additional contributions as determined by the Board of Directors. The Company recorded 401(k) matching contribution expense of approximately $522, $1,242 and $1,826 for the years ended May 31, 1999, 2000 and 2001, respectively.

LAWSON SOFTWARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in thousands, except share and per share data)

13.  Employee Stock Ownership Plan

      The Company has an Employee Stock Ownership Plan which covers substantially all employees of the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Company’s annual contribution to the ESOP is discretionary and is made in the form of cash or shares of the Company’s common stock, with the number of shares determined based upon the most recent independent valuation of the Company’s common stock. The Company’s contributions to the ESOP are allocated to individual participant accounts which vest over a five-year period. There was no ESOP contribution for the years ended May 31, 1999, 2000 and 2001 and all shares owned by the ESOP have been allocated to participants.

      Compensation cost is measured as the estimated fair value of shares contributed to or committed to be contributed to the ESOP. Distributions from the ESOP are made in accordance with the terms of the ESOP Trust Agreement and may be in the form of cash or shares of Company common stock. ESOP participants have the right to require the Company to repurchase any ESOP shares they receive at a price determined by the most recent independent valuation of the Company’s common stock. Consequently, shares held by the ESOP participants are considered mandatorily redeemable common stock and are recorded at the estimated fair market value at each balance sheet date. Upon the closing of the Company’s planned IPO, the repurchase feature terminates. The ESOP owned 4,041,080, 4,026,729 and 4,024,423 shares of common stock at May 31, 1999, 2000 and 2001, respectively.

14.  Employee Stock Purchase Plan

      In February 2001, the stockholders of the Company approved the 2001 Employee Stock Purchase Plan, which will become effective as of the date on which the Company’s common stock is registered pursuant to the Securities Exchange Act of 1934. The purchase plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code of 1986, as amended. The plan will terminate when all of the shares reserved under the plan have been purchased or five years from the effective date unless the board of directors resolves to extend the purchase plan for one or more additional periods of five years each. The are 20,805,000 shares of the Company’s common stock reserved for issuance under the plan.

15.  Phantom Stock Plans

      The Company has two phantom stock compensation plans for certain employees of the Company who are residents of Canada or the United Kingdom. The phantom stock plans provide each eligible employee with a specified number of phantom shares at a share value equal to the current fair market value of the Company’s common stock. Participant’s phantom shares vest over a five-year period. Upon death, retirement or any cessation of the employment relationship, the Company will pay the employee the vested fair market value of their phantom stock shares. Compensation expense recognized under these plans was approximately $130, $7 and $1,006 during years ended May 31, 1999, 2000 and 2001, respectively.

LAWSON SOFTWARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in thousands, except share and per share data)

16.  Income Taxes

      The provision (benefit) for income taxes consists of the following components:

	Year Ended May 31,

	1999	2000	2001

Currently payable:

Federal	$6,480	$3,593	$15,485

State	1,395	188	3,508

	7,875	3,781	18,993

Deferred:

Federal	(876)	(4,103)	(6,841)

State	(666)	(331)	(1,602)

	(1,542)	(4,434)	(8,443)

	$6,333	$(653)	$10,550

      A reconciliation of the expected federal income tax provision (benefit) at the statutory rate with the provision for income taxes is as follows:

	Year Ended May 31,

	1999	2000	2001

Taxes computed at statutory rate	35.0%	(35.0)%	35.0%

Nondeductible expenses	4.6	24.2	3.9

State taxes, net of federal benefit	5.0	(4.2)	4.2

Research and development credits and other, net	(2.6)	(1.3)	(1.1)

	42.0%	(16.3)%	42.0%

      Temporary differences comprising net deferred tax assets are as follows:

	May 31,

	2000	2001

Current:

Allowance for doubtful accounts	$2,058	$2,746

Accrued expenses	2,807	2,963

Deferred revenue	9,934	14,077

Total current	$14,799	$19,786

Noncurrent:

Depreciation and amortization	$992	$984

Accrued expenses	1,797	2,742

Deferred rent	145	1,845

Deferred revenue	247	1,066

Total noncurrent	$3,181	$6,637

LAWSON SOFTWARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in thousands, except share and per share data)

17.  Commitments and Contingencies

Stock Purchase Agreement

      The Company and its stockholders, excluding shares held by the ESOP, are parties to a Stock Purchase Agreement. Under this agreement, stockholders had the right upon reaching age 62 to require the Company to repurchase shares held by the stockholder at a price determined by the most recent independent valuation. Because of this repurchase right, prior to October 31, 2000, all applicable shares of common stock were reported as mandatorily redeemable common stock at the estimated fair market value at each balance sheet date. In the event of death, disability, termination or incompetence, the Company has a first option to purchase a stockholder’s outstanding shares. If the Company elects not to repurchase the shares, the other existing stockholders have the option to repurchase the shares. On death of a stockholder, the purchase price is the greater of the ESOP valuation or the available life insurance proceeds. At May 31, 2001, the Company maintains $1,500 of term life insurance on each of its three major stockholders.

      On October 31, 2000, the Company’s stockholders amended the Stock Purchase Agreement to remove the mandatory redemption feature on all shares of common stock. As a result of the amendment, the Company’s obligation to repurchase all common shares terminated, except for the shares held by the Company’s ESOP, and the amount related to the mandatorily redeemable common shares was reclassified to stockholders’ equity.

Employment Agreements

      The Company has entered into various employment agreements with certain executives of the Company, which provide for severance payments subject to certain conditions and events.

Operating Leases

      The Company rents office space and certain office equipment under operating leases. In addition to minimum lease payments, the office leases require payment of a proportionate share of real estate taxes and building operating expenses. In 1999, in conjunction with a decision to move to its present facility, the Company accrued approximately $4,350 relating to estimated sublease shortfalls on its former Minneapolis headquarters lease that expires in June 2003. Sublease shortfalls represent the difference between the total remaining lease obligation and the amount of any estimated sublease recoveries. In 2000, the Company reversed $516 of the lease abandonment expense due to the addition of certain subtenants. In 2001, the Company recorded $1,765 of additional lease abandonment expense related to this location in response to conditions in the real estate market and the loss of two subtenants. At May 31, 2001, the Company had an accrual of approximately $2,800 to cover remaining estimated sublease shortfalls. The Company’s remaining obligation on the underlying lease is approximately $5,600. Future sublease income of approximately $2,500 has been negotiated through May 31, 2001.

      Rent expense under operating leases was approximately $8,783, $13,139 and $14,678 for the years ended May 31, 1999, 2000 and 2001, respectively.

LAWSON SOFTWARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in thousands, except share and per share data)

      Future minimum lease payments are summarized as follows:

Year Ending May 31,

2002	$10,372

2003	10,497

2004	10,106

2005	8,046

2006	7,124

Thereafter	51,922

Total minimum lease payments	$98,067

Contingencies

      The Company is involved in various claims and legal actions in the normal course of business. Management is of the opinion that the outcome of such legal actions will not have a significant adverse effect on the Company’s financial position, results of operations or cash flows.

18.  Segment and Geographic Areas

      The Company views its operations and manages its business as one segment, the development and marketing of computer software and related services. Factors used to identify the Company’s single operating segment include the organizational structure of the Company and the financial information available for evaluation by the chief operating decision maker in making decisions about how to allocate resources and assess performance. The Company markets its products and services through the Company’s offices in the United States and its wholly-owned branches and subsidiaries operating in Canada, the United Kingdom, Germany, France, the Netherlands and South Africa.

      The following table presents a summary of revenues and long-lived assets summarized by geographic region:

	Year Ended May 31,

	1999	2000	2001

Revenues:

Domestic operations	$248,100	$289,433	$354,933

International operations	16,361	23,474	28,999

Consolidated	$264,461	$312,907	$383,932

Long-lived assets:

Domestic operations	$18,104	$32,186	$28,568

International operations	855	858	663

Consolidated	$18,959	$33,044	$29,231

19.  Related Parties

      On May 22, 2000, the Company entered into a service agreement with NCG, Inc. (NCG), a company controlled by a stockholder and former employee of the Company. Under the terms of the agreement, NCG provided the Company strategic event planning services for one-year commencing June 1, 2000 and ending May 31, 2001. Total fees paid to NCG were $12,481 for the year ended

LAWSON SOFTWARE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(in thousands, except share and per share data)

May 31, 2001. On June 1, 2001, the Company entered into a new service agreement with NCG. Under the terms of the agreement, NCG will provide the Company strategic event planning services for two additional years commencing June 1, 2001 and ending May 31, 2003. Total estimated fees under the arrangement are $8,100 and $9,284 for fiscal 2002 and fiscal 2003, respectively.

      The Company utilized the consulting services of one of the Company’s directors and of the director’s firm. Total fees paid to the director and the director’s firm were $344, $474 and $855 for the years ended May 31, 1999, 2000 and 2001, respectively. Effective April 30, 2001, this individual resigned as a director of the Company.

      The Company has also utilized the marketing and consulting services of another of the Company’s directors and of that director’s firm. Total fees paid to the director and the director’s firm were $111, $239 and $73 for the years ended May 31, 1999, 2000 and 2001, respectively.

20.  Subsequent Events

      On July 11, 2001, the Company completed the acquisition of Account4, Inc. (Account4). Account4 is a provider of web-based professional services automation software that assists services organizations to more efficiently manage their businesses and workforce. In this transaction, the Company acquired all the outstanding securities of Account4 in exchange for $27,500, including the repayment of assumed debt. The transaction was accounted for under the purchase method of accounting and accordingly, the assets and liabilities acquired were recorded at their estimated fair values at the effective date of the acquisition.

      On July 13, 2001, Timeline, Inc. filed a complaint against the Company in the United States District Court for the Western District of Washington, alleging that some of the Company’s products and the Company’s resale of its Hyperion Solutions Corporation products infringe three patents held by Timeline. The Company believes that it has strong defenses against Timeline’s lawsuit. Accordingly, the Company intends to defend this suit vigorously.

      Effective August 8, 2001, the Company’s Board of Directors authorized a 1.387-for-1 stock split of the then issued and outstanding shares of common stock. All references to common stock amounts, shares and per share data included in the financial statements and related notes have been adjusted to give retroactive effect to the stock split.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Account4, Inc.:

      We have audited the accompanying balance sheet of Account4, Inc. (a Delaware corporation) as of December 31, 2000 and the related statements of operations, stockholders’ equity (deficit) and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Account4, Inc. as of December 31, 2000 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP

Boston, Massachusetts

February 15, 2001 (except with respect to the
name change discussed in Note 1, as to which
the date is February 23, 2001)

ACCOUNT4, INC.

BALANCE SHEETS

	December 31,	June 30,
	2000	2001

		(unaudited)
ASSETS

Current Assets:

Cash and cash equivalents	$1,248,994	$1,511,765

Accounts receivable, net of allowance for doubtful accounts of approximately $104,000 and $105,000 at December 31, 2000 and June 30, 2001, respectively	2,130,256	1,101,193

Refundable and deferred income taxes	260,000	260,000

Prepaid expenses and other current assets	215,180	258,794

Total current assets	3,854,430	3,131,752

Property and Equipment, at cost	522,382	535,840

Less — Accumulated depreciation	325,552	383,964

	196,830	151,876

Other Assets	42,991	70,223

	$4,094,251	$3,353,851

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current Liabilities:

Current portion of capital lease obligations	$19,128	$20,361

Current portion of long-term debt	2,445,564	2,445,564

Accounts payable	717,369	181,374

Accrued expenses	779,318	738,676

Deferred revenue	1,446,965	1,240,026

Total current liabilities	5,408,344	4,626,001

Capital Lease Obligations, less current portion	38,024	27,524

Total liabilities	5,446,368	4,653,525

Commitments and Contingencies (Note 5) Stockholders’ Deficit:
Preferred stock, $0.01 par value —

Authorized — 10,000,000 shares Issued and outstanding — None	—	—
Common stock, $0.01 par value–

Authorized — 40,000,000 shares Issued and outstanding — 11,462,152 and 11,530,116 shares at December 31, 2000 and June 30, 2001, respectively	114,622	115,302

Additional paid-in capital	4,725,393	4,345,296

Subscriptions receivable	(11,226)	(11,226)

Deferred compensation	(403,299)	—

Accumulated deficit	(5,777,607)	(5,749,046)

Total stockholders’ deficit	(1,352,117)	(1,299,674)

	$4,094,251	$3,353,851

The accompanying notes are an integral part of these financial statements.

ACCOUNT4, INC.

STATEMENTS OF OPERATIONS

	Year Ended	Six Months Ended June 30,
	December 31,
	2000	2000	2001

		(unaudited)

Revenues:

Software licenses	$4,483,622	$1,824,001	$2,255,958

Consulting, support services and maintenance	4,330,382	2,475,804	2,538,793

Total revenues	8,814,004	4,299,805	4,794,751

Costs and Expenses:

Consulting, support services and maintenance	2,731,944	1,254,627	1,059,218

Sales and marketing	6,348,142	2,769,493	2,188,232

Product development	2,511,219	1,019,970	935,692

General and administrative	1,881,376	529,877	466,466

Costs related to abandoned offering	734,425	—	—

Total costs and expenses	14,207,106	5,573,967	4,649,608

(Loss) income from operations	(5,393,102)	(1,274,162)	145,143

Other (Expense) Income:

Interest income	49,116	23,477	35,724

Interest expense	(215,574)	(78,900)	(152,306)

Other expense, net	(166,458)	(55,423)	(116,582)

(Loss) income before income taxes	(5,559,560)	(1,329,585)	28,561

Benefit from Income Taxes	260,000	260,000	—

Net (loss) income	$(5,299,560)	$(1,069,585)	$28,561

Net (Loss) Income per Share:

Basic	$(0.62)	$(0.13)	$0.00

Diluted	$(0.62)	$(0.13)	$0.00

Weighted Average Shares Outstanding:

Basic	8,565,464	8,540,924	8,647,597

Diluted	8,565,464	8,540,924	12,133,323

The accompanying notes are an integral part of these financial statements.

ACCOUNT4, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

	Common Stock						Total
			Additional				Stockholders’
	Number of	$0.01 Par	Paid-in	Subscriptions	Deferred	Accumulated	Equity
	Shares	Value	Capital	Receivable	Compensation	Deficit	(Deficit)

Balance at December 31, 1999	11,384,521	$113,845	$837,074	$(11,226)	$(288,220)	$(478,047)	$173,426

Deferred compensation on stock options	—	—	4,605,639	—	(4,605,639)	—	—

Forfeiture of stock options	—	—	(716,697)	—	716,697	—	—

Amortization of deferred compensation	—	—	—	—	3,773,863	—	3,773,863

Exercise of stock options	77,631	777	(623)	—	—	—	154

Net loss	—	—	—	—	—	(5,299,560)	(5,299,560)

Balance at December 31, 2000	11,462,152	114,622	4,725,393	(11,226)	(403,299)	(5,777,607)	(1,352,117)

Amortization of deferred compensation (unaudited)	—	—	—	—	23,182	—	23,182

Forfeiture of stock options (unaudited)	—	—	(380,117)	—	380,117	—	—

Exercise of stock options (unaudited)	67,964	680	20	—	—	—	700

Net income (unaudited)	—	—	—	—	—	28,561	28,561

Balance at June 30, 2001 (unaudited)	11,530,116	$115,302	$4,345,296	$(11,226)	$—	$(5,749,046)	$(1,299,674)

The accompanying notes are an integral part of these financial statements.

ACCOUNT4, INC.

STATEMENT OF CASH FLOWS

	Year Ended	Six Months Ended June 30,
	December 31,
	2000	2000	2001

		(unaudited)

Cash Flows from Operating Activities:

Net (loss) income	$(5,299,560)	$(1,069,585)	$28,561
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities —

Depreciation	118,143	55,894	58,412

Stock-based compensation	3,773,863	659,384	23,182
Changes in current assets and liabilities —

Accounts receivable	(907,486)	(852,847)	1,029,063

Refundable and deferred income taxes	(260,000)	(260,000)	—

Prepaid expenses and other current assets	(80,194)	(200,980)	(43,614)

Other assets	(36,345)	(518,853)	(27,232)

Accounts payable	498,246	359,515	(535,995)

Accrued expenses	102,147	375,628	(40,642)

Deferred revenue	332,131	22,049	(206,939)

Net cash (used in) provided by operating activities	(1,759,055)	(1,429,795)	284,796

Cash Flows from Investing Activities:

Purchases of property and equipment	(83,735)	(72,868)	(13,458)

Net cash used in investing activities	(83,735)	(72,868)	(13,458)

Cash Flows from Financing Activities:

Proceeds from borrowings under long-term debt	1,350,000	—	—

Payments on capital lease obligations	(10,030)	(2,238)	(9,267)

Proceeds from exercise of stock options	154	—	700

Net cash provided by (used in) financing activities	1,340,124	(2,238)	(8,567)

Net (Decrease) Increase in Cash and Cash Equivalents	(502,666)	(1,504,901)	262,771

Cash and Cash Equivalents, beginning of period	1,751,660	1,751,660	1,248,994

Cash and Cash Equivalents, end of period	$1,248,994	$246,759	$1,511,765

Supplemental Disclosure of Cash Flow Information:
Cash paid during the period for —

Interest	$215,574	$78,900	$152,307

Income taxes	$47,592	$47,592	$1,556

Supplemental Disclosure of Noncash Investing and Financing Activities:

Purchases of equipment through capital leases	$51,758	$—	$—

Deferred compensation on stock options	$4,605,639	$4,600,639	$—

Reduction of deferred compensation due to forfeiture of stock options	$716,697	$—	$380,117

The accompanying notes are an integral part of these financial statements.

ACCOUNT4, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2000
(including data applicable to unaudited periods)

1.  Nature of Business

      Account4, Inc. (the Company), formerly known as Work Management Solutions, Inc., was incorporated in December 1987. The Company changed its name on February 23, 2001 from Account4.com, Inc. to Account4, Inc. The Company provides Internet-based software products and services that enable professional service organizations and corporate information technology departments to successfully manage projects and to increase the utilization, productivity, effectiveness and retention of their workforces.

      The Company is subject to the risks and challenges similar to other technology-based companies. These risks include, but are not limited to, dependence on key individuals, successful development and marketing of products, the ability to obtain adequate financing to support growth and future operations and competition from substitute products and larger companies with greater financial, technical, management and marketing resources.

2.  Summary of Significant Accounting Policies

      The accompanying financial statements reflect the application of certain accounting policies described in this note and elsewhere in the notes to financial statements.

     (a)  Interim Financial Statements

The accompanying balance sheet as of June 30, 2001, the statements of stockholders’ deficit for the six months ended June 30, 2001 and the statements of operations and cash flows for the six months ended June 30, 2000 and 2001 are unaudited but, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of results for these interim periods. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been omitted, although the Company believes that the disclosures included are adequate to make the information presented not misleading. The results of operations for the six months ended June 30, 2001 are not necessarily indicative of the results to be expected for the entire fiscal year or any other interim period.

     (b)  Revenue Recognition

The Company follows the American Institute of Certified Public Accountants’ (AICPA) Statement of Position (SOP) No. 97-2, Software Revenue Recognition. Software license revenues principally consist of revenue earned under perpetual software license agreements and is generally recognized upon shipment of the software provided that collection of the resulting receivable is probable, the fee is fixed or determinable and vendor-specific objective evidence exists for all undelivered elements to allow allocation of the total fee to all delivered and undelivered elements of the arrangement. Revenues under such arrangements, which may include multiple software products and services sold together, are allocated to each element based on the residual method in accordance with SOP No. 98-9, Software Revenue Recognition, with Respect to Certain Transactions. Under the residual method, the fair value of the undelivered elements is deferred and subsequently recognized when earned. The Company has established sufficient vendor specific objective evidence for professional services, training and maintenance and support services. Accordingly, software license revenue is recognized under the residual method in arrangements in

ACCOUNT4, INC.
NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2000
(including data applicable to unaudited periods)

which software is licensed with professional services, training and maintenance and support services.

Service revenues from fixed-price contracts are recognized using the percentage-of-completion method, measured by the percentage of costs (primarily labor) incurred to date as compared to the estimated total costs (primarily labor) for each contract. When a loss is anticipated on a contract, the full amount thereof is provided currently. To date, the Company has not experienced any such losses. Service revenues from time and expense contracts and consulting and training revenue are recognized as the related services are performed. Billings that have been recorded before the services have been performed are recorded as deferred revenue in the accompanying balance sheets.

     (c)  Cash and Cash Equivalents

Cash and cash equivalents consist of cash and investments with original maturities of ninety days or less. Cash equivalents consist of money market investments.

     (d)  Property and Equipment

Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the respective assets. Equipment under capital lease is amortized over the shorter of the lease term or the estimated useful life of the equipment.

Asset Classification	Estimated Useful Life

Furniture and fixtures	3 years

Computer and office equipment	3 years

Equipment under capital lease	Lesser of life of lease or useful life of asset

     (e)  Deferred Revenue

Deferred revenue includes advance payments for maintenance and support services and consulting services that have not yet been performed.

     (f)  Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results may differ from those estimates.

     (g)  Concentration of Credit Risk

Statement of Financial Accounting Standards (SFAS) No. 105, Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk, requires disclosure of any significant off-balance-sheet and credit risk concentrations. As of December 31, 2000 and June 30, 2001, the Company had no significant off-balance sheet risks, such as foreign currency exchange contracts or other hedging instruments. Financial instruments that potentially expose the Company to significant concentrations of credit risk

ACCOUNT4, INC.
NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2000
(including data applicable to unaudited periods)

primarily consist of cash and cash equivalents and trade accounts receivable. The Company places its cash and cash equivalents in several highly rated financial institutions. The Company maintains an allowance for potential bad debt but historically has not experienced any significant losses related to individual customers or groups of customers in any particular industry or geographic area.

The following table represents customers that accounted for more than 10% of revenue for the periods indicated:

		Six Months Ended
	Year Ended	June 30,
	December 31,
	2000	2000	2001

		(unaudited)

A	*	11%	*

B	*	*	43%

*	Revenues derived from this customer were less than 10% of the Company’s total revenue for the period.

The following table represents customers that accounted for more than 10% of total accounts receivable as of the dates indicated:

	December 31,	June 30,
	2000	2001

		(unaudited)

B	23%	*

C	*	22%

D	*	15%

*	Accounts receivable from this customer were less than 10% of the Company’s total accounts receivable at the date reported.

     (h)  Comprehensive Income

The Company is required to disclose all components of comprehensive income on an annual basis. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions or other events and circumstances from nonowner sources. The comprehensive income (loss) for the year ended December 31, 2000 and for the six-month periods ended June 30, 2000 and 2001 did not differ from the reported net income (loss).

     (i)  Accounting for Derivatives

In June 1999, the Financial Accounting Standards Board (FASB) issued SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities — Deferral of the Effective Date of FASB Statement No. 133, which defers the effective date of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, to all fiscal quarters of all fiscal years beginning after June 15, 2000. SFAS No. 133, issued in June 1998, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. It requires an entity to recognize all derivatives as either assets or

ACCOUNT4, INC.
NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2000
(including data applicable to unaudited periods)

liabilities in the statement of financial position and measure those instruments at fair value. The Company adopted SFAS No. 133 beginning on January 1, 2001. The adoption of this standard did not have any impact on the Company’s financial position or results of operations.

     (j)  Fair Value of Financial Instruments

SFAS No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of an estimate of the fair value of certain financial instruments. The Company’s financial instruments consist of cash equivalents, accounts receivable, accounts payable, capital lease obligations and debt. The estimated fair value of these financial instruments approximates their carrying value at December 31, 2000 and June 30, 2001. The estimated fair values have been determined through information obtained from market sources and management estimates.

     (k)  Software Development Costs

SFAS No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed, requires capitalization of certain computer software development costs upon the establishment of technological feasibility. Technological feasibility is defined as the completeness of a working model that is consistent with the Company’s product design and that meets substantially all functionality requirements of the customer. Due to the nature of the Company’s product development cycle, technological feasibility is not achieved until late in the development process. Accordingly, the Company has determined that the costs incurred from the time of technological feasibility to the completion of development are minimal and, therefore, expenses all costs to product development as incurred.

(l)	Accounting for the Cost of Computer Software Developed or Obtained for Internal Use

In March 1998, the AICPA issued SOP No. 98-1, Accounting for the Cost of Computer Software Developed or Obtained for Internal Use. SOP No. 98-1 is effective for financial statements with fiscal years beginning after December 15, 1998. SOP No. 98-1 provides guidance regarding accounting for computer software developed or obtained for internal use, including the requirement to capitalize specified costs and amortization of these costs. The adoption of SOP No. 98-1 has not had a significant impact on the Company’s financial results.

     (m)  Net Loss per Share

In accordance with SFAS No. 128, Earnings per Share, basic and diluted net loss per share is computed by dividing the net loss for the period by the weighted average basic and diluted number of shares of common stock outstanding during the period. The calculation of basic weighted average shares outstanding excludes unvested restricted common stock (see Note 7(b)). For periods in which a net loss has been incurred, the calculation of diluted net loss per share excludes potential common stock, as their effect is antidilutive. Potential common stock is composed of (i) incremental shares of common stock issuable upon the exercise of outstanding stock options and warrants and (ii) unvested restricted common stock subject to repurchase by the Company.

ACCOUNT4, INC.
NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2000
(including data applicable to unaudited periods)

The calculation of diluted net loss per share excludes the following potential shares of common stock:

		June 30,
	December 31,
	2000	2000	2001

		(unaudited)

Unvested restricted common stock	2,843,598	2,843,598	—

Stock options	787,625	1,445,789	674,605

Stock warrants	675,000	—	675,000

	4,306,223	4,289,387	1,349,605

     (n)  Recent Accounting Pronouncements

In March 2000, the FASB issued Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation—An Interpretation of APB Opinion No. 25. This interpretation clarifies the application of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, in certain situations, as defined. The interpretation was effective July 1, 2000, but covers certain events occurring during the period after December 15, 1998 but before the effective date. To the extent that events covered by this interpretation occur during the period after December 31, 1998 but before the effective date, the effects of applying this interpretation would be recognized on a prospective basis from the effective date. Accordingly, upon initial application of the final interpretation, (i) no adjustments would be made to the financial statements before the effective date and (ii) no expense would be recognized for any additional compensation cost measured that is attributable to periods before the effective date.

In September 2000, the FASB issued SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS No. 140 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. Under SFAS No. 140, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. SFAS No. 140 also provides standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. SFAS No. 140 is effective for certain transactions occurring after March 31, 2001 and certain disclosures for the fiscal year ending December 31, 2000. The adoption of SFAS No. 140 has not had any impact on the Company’s financial results.

In July 2001, the FASB issued SFAS No. 141, Business Combinations. SFAS No. 141 improves the transparency of the accounting and reporting for business combinations by requiring that all business combinations be accounted for under a single method—the purchase method. SFAS No. 141 is effective for all business combinations initiated after June 30, 2001.

In July 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 applies to intangibles and goodwill acquired after June 30, 2001, as well as goodwill and intangibles previously acquired. Under SFAS No. 142, goodwill, as well as other intangibles determined to have an infinite life, will no longer be amortized; however, these assets will be reviewed for impairment on a periodic basis. SFAS No. 142 is effective for the Company for the

ACCOUNT4, INC.
NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2000
(including data applicable to unaudited periods)

first quarter in the fiscal year ended December 31, 2002. The Company has not recorded goodwill or other intangible assets in connection with any acquisitions and therefore does not expect the adoption of this statement to have any impact on the financial statements.

     (o)  Stock-Based Compensation

SFAS No. 123, Accounting for Stock-Based Compensation, requires the measurement of the fair value of stock options or warrants to be included in the statements of operations or disclosed in the notes to financial statements. The Company has determined that it will account for stock-based compensation for employees under the intrinsic-value method of APB Opinion No. 25 and elect the disclosure-only alternative under SFAS No. 123. The Company accounts for stock-based compensation for nonemployees under the fair value method prescribed by SFAS No. 123.

     (p)  Reclassifications

Certain prior-year account balances have been reclassified to be consistent with the current year’s presentation.

3.  Property and Equipment

      Property and equipment is stated at cost and consists of the following:

	December 31,	June 30,
	2000	2001

		(unaudited)

Furniture and fixtures	$27,791	$27,791

Computer and office equipment	418,926	432,384

Equipment under capital lease	75,665	75,665

	522,382	535,840

Less — Accumulated depreciation	325,552	383,964

	$196,830	$151,876

4.  Accrued Expenses

      Accrued expenses consist of the following:

	December 31,	June 30,
	2000	2001

		(unaudited)

Accrued commissions	$150,768	$108,265

Accrued payroll and related expenses	235,615	257,875

Other accrued expenses	392,935	372,536

	$779,318	$738,676

ACCOUNT4, INC.
NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2000
(including data applicable to unaudited periods)

5.  Commitments and Contingencies

     (a)  Lease Obligations

The Company leases equipment and office space under noncancelable operating and capital lease agreements, which expire at various dates through 2005.

Future minimum lease payments under noncancelable operating leases and the present value of future minimum capital lease payments as of December 31, 2000 are as follows:

	Capital	Operating
	Leases	Leases

Year ending December 31,

2001	$24,991	$582,302

2002	23,174	427,420

2003	13,612	216,648

2004	6,332	225,822

2005	—	115,260

Total future minimum lease payments	68,109	$1,567,452

Less — Amounts representing interest	10,957

Present value of future minimum net capital lease payments	57,152

Less — Current portion	19,128

Capital lease obligations, less current portion	$38,024

Total rent expense under operating leases was approximately $525,000, $212,000 and $311,000 for the year ended December 31, 2000 and for the six-month periods ended June 30, 2000 and 2001, respectively.

     (b)  Reseller Arrangement

In 1993, the Company entered into a value added reseller (VAR) agreement with another software solutions provider (Partner), which gave the Company the right to market and sell the software solutions of the Partner, and obligated the Company to pay the Partner royalties for all sales of the Partner’s solutions. The Company recognized no license revenues related to the VAR agreement during 2000 or the six months ended June 30, 2001. For the year ended December 31, 2000 and the six months ended June 30, 2001, the Company entered into maintenance contracts and renewals with customers associated with the Partner’s licensed software of approximately $129,000 and $0, respectively, and expensed the related royalties as a consulting, support services and maintenance cost of approximately $103,000 and $0, respectively. The VAR agreement was terminated in September 2000 and all related contractual obligations were transferred to the Partner.

6.  Debt

      On September 15, 2000, the Company entered into senior secured promissory notes with both related parties and nonrelated parties totaling $1,350,000. The related parties are shareholders and, in some cases, officers of the Company. The Company also entered into security agreements with the parties granting the parties a first security interest in the Company’s assets up to the value of the notes.

ACCOUNT4, INC.
NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2000
(including data applicable to unaudited periods)

In connection with the issuance of these notes, the Company also entered into warrant agreements granting certain of these note holders immediately vested warrants to purchase up to 675,000 shares of the Company’s common stock at $2.00 per share (see Note 7(c)). The terms and conditions of these notes payable, as well as the Company’s other notes payable, are discussed below:

	December 31,	June 30,
	2000	2001

		(unaudited)

Notes payable to related parties consist of the following:

$100,000 revolving credit line, subordinate to senior secured notes and secured note, interest at a bank’s prime rate (7.25% at June 30, 2001) plus 3.5%, due December 31, 2001, collateralized by $100,000 of the Company’s assets	$45,564	$45,564

Subordinated notes payable, interest at a bank’s prime rate (7.25% at June 30, 2001) plus 3.5%, due December 31, 2001, collateralized by $400,000 of the Company’s assets	400,000	400,000

Secured note payable, subordinate to senior secured notes, interest at a bank’s prime rate (7.25% at June 30, 2001) plus 3.5%, due December 31, 2001, secured by $500,000 of the Company’s assets	500,000	500,000

$240,000 line of credit, subordinate to senior secured notes and secured note, interest at a bank’s prime rate (7.25% at June 30, 2001) plus 3.5%, due December 31, 2001, collateralized by $240,000 of the Company’s trade receivables	100,000	100,000

Senior secured notes payable, interest a bank’s rate prime rate (6.75% at June 30, 2001) plus 3.5%, due September 15, 2001, secured by $500,000 of the Company’s assets	500,000	500,000

	1,545,564	1,545,564

Notes payable to nonrelated parties consist of the following:

Note payable, subordinate to related parties notes and senior secured notes, interest at a bank’s prime rate (7.25% at June 30, 2001) plus 3.5%, due December 31, 2001, collateralized by $50,000 of the Company’s assets	50,000	50,000

Senior secured notes payable, interest a bank’s rate prime rate (6.75% at June 30, 2001) plus 3.5%, due September 15, 2001, secured by $850,000 of the Company’s assets	850,000	850,000

	900,000	900,000

Total debt	$2,445,564	$2,445,564

      During 1999, all debt instruments were amended to be due December 31, 2001 and, therefore, are classified as short-term as of December 31, 2000 and June 30, 2001. During the year ended December 31, 2000 and the six months ended June 30, 2001, the Company incurred approximately $198,000 and $143,000, respectively, of interest expense related to the notes payable.

ACCOUNT4, INC.
NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2000
(including data applicable to unaudited periods)

      The Company also has a consulting agreement with one of the noteholders noted above. The Company paid approximately $13,000, $6,000 and $6,000 under this agreement for services provided in the year ended December 31, 2000 and the six months ended June 30, 2000 and 2001, respectively. This agreement expires upon the repayment of all debt owed to this stockholder.

7.  Stockholders’ Deficit

     (a)  Stock Split

On April 26, 2000, the Company declared a 5.0662-for-1 stock split and authorized 50,000,000 shares of capital stock, of which 40,000,000 shares are designated as common stock, $0.01 par value and 10,000,000 shares are undesignated preferred stock, $0.01 par value per share. All share and per share amounts in the accompanying financial statements and notes have been retroactively adjusted in all periods presented to reflect this stock split.

     (b)  Restricted Stock

In April 1997, the Company issued 5,687,195 shares of common stock to two principal officers of the Company at a price of $0.002 per share, which was the fair market value at the date of issuance as determined by the Board of Directors. As a condition of the common stock issuance, the two officers each executed a Restricted Stock and Voting Agreement under which the Company retains the right to repurchase at a price of $0.002 per share up to 50% of the restricted shares until a minimum liquidation level is achieved, or upon the occurrence of certain trigger events, as defined, including a qualified initial public offering, for the shorter of the duration of the officers’ employment with the Company or 10 years. The agreement further states that some transactions, as defined, require the approval of all stockholders prior to execution of the transaction. As of December 31, 2000 and June 30, 2001, 2,843,598 shares were subject to certain restrictions. The two principal officers executed promissory notes totaling $11,226 in connection with this issuance. The promissory notes are payable on demand with annual interest at a fixed rate of 8%.

     (c)  Stock Warrants

On September 15, 2000, in connection with the issuance of senior secured promissory notes in the amount of $1,350,000 (see Note 6), the Company issued common stock warrants to purchase up to 675,000 shares of common stock at an exercise price of $2.00 per share. These warrants were immediately vested upon grant and expire on September 15, 2003. At June 30, 2001, none of these warrants were exercised. The fair value of these warrants, as determined by the Black-Scholes options pricing model, was not material to the financial statements.

8.  Stock Plans

     (a)  Stock Option Plan

The Company has a stock plan (1997 Stock Plan) pursuant to which the Board of Directors may grant an aggregate of 2,401,379 shares of common stock through incentive and nonqualified stock options and restricted stock grants and opportunities to make direct purchases of stock to some employees, directors and consultants. The exercise price of incentive stock options may not be less than the fair market value of the stock at the date of the grant, as determined by the Board of Directors. The exercise price of nonqualified options is determined by the Board of Directors at

ACCOUNT4, INC.
NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2000
(including data applicable to unaudited periods)

the date of the grant. Options may be exercised, subject to some vesting requirements, for a period up to 10 years from the date of grant. At June 30, 2001, there were 923,396 options available for future grant.

The following is a summary of the stock option activity through June 30, 2001:

		Range of
	Shares	Exercise Prices

Outstanding, December 31, 1999	984,109	$0.002 – $0.592

Granted	639,610	0.010 – 3.000

Canceled	(758,463)	0.002 – 3.000

Exercised	(77,631)	0.002

Outstanding, December 31, 2000	787,625	0.002 – 3.000

Granted (unaudited)	677,371	0.380

Canceled (unaudited)	(64,645)	0.002 – 3.000

Exercised (unaudited)	(67,964)	0.002 – 0.380

Outstanding, June 30, 2001 (unaudited)	1,332,387	$0.002 – $0.380

Exercisable, June 30, 2001 (unaudited)	215,071	$0.002 – $0.380

Exercisable, December 31, 2000	165,789	$0.002 – $0.010

In connection with the granting of stock options to employees, the Company recorded deferred stock-based charges totaling approximately $4,606,000 and $314,000 in the years ended December 31, 2000 and 1999, respectively. These amounts represent the difference between the exercise prices at which the stock options were granted, and the deemed fair value of the Company’s common stock on the date of the grants. This amount is included as a component of stockholders’ deficit and is being amortized over the vesting periods of the underlying options. The Company recorded total amortization expense of approximately $3,774,000 in the year ended December 31, 2000 and approximately $659,000 and $23,000 in the six-month periods ended June 30, 2000 and 2001, respectively. During the year ended December 31, 2000, included in amortization expense was a $2,807,000 charge related to options cancelled by the Company for which deferred stock-based charges had been recorded. In addition, unamortized deferred stock-based compensation was reduced by approximately $717,000 during the year ended December 31, 2000 as a result of forfeiture of stock options. During the six months ended June 30, 2001, unamortized deferred stock-based compensation was reduced by approximately $380,000 as a result of forfeiture of stock options.

ACCOUNT4, INC.
NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2000
(including data applicable to unaudited periods)

The following table summarizes the departmental allocation of stock-based compensation:

		Six Months
	Year Ended	Ended June 30,
	December 31,
	2000	2000	2001

		(unaudited)

Consulting, support services and maintenance	$575,035	$159,890	$—

Sales and marketing	1,505,905	271,290	21,126

Product development	700,460	147,042	2,056

General and administrative	992,463	81,162	—

Total stock-based compensation	$3,773,863	$659,384	$23,182

The following table summarizes information regarding the Company’s stock options outstanding and exercisable at June 30, 2001 (unaudited):

	Options Outstanding			Options Exercisable

		Weighted
		Average
		Remaining	Weighted		Weighted
Range of		Contractual	Average		Average
Exercise		Life	Exercise		Exercise
Prices	Number	(in Years)	Price	Number	Price

$0.002	552,924	6.18	$0.002	89,323	$0.002
$0.010	20,000	9.20	0.010	20,000	0.010
$0.197 – 0.276	83,592	7.13	0.230	16,450	0.197
$0.380	675,871	9.67	0.380	89,298	0.380

	1,332,387	8.05	$0.208	215,071	$0.175

The Company has computed the pro forma disclosures required under SFAS No. 123 for all stock options granted during 2000 and the six months ended June 30, 2000 and 2001 using the Black-Scholes option pricing model prescribed by SFAS No. 123. The weighted average information and assumptions used are as follows:

	Year Ended	Six Months Ended June 30,
	December 31,
	2000	2000	2001

		(unaudited)

Risk-free interest rate	5.80% – 6.55%	5.80% – 6.55%	6.00%

Expected dividend yield	—	—	—

Expected lives	7 years	7 years	7 years

Expected volatility	—	—	—

Weighted average fair value of options granted	$7.69	$9.89	$0.13

The following table summarizes the weighted average grant date fair value and weighted average exercise price of options outstanding at June 30, 2001 (unaudited). For purposes of the

ACCOUNT4, INC.
NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2000
(including data applicable to unaudited periods)

table below, the weighted average grant date fair value was computed using the Black-Scholes option pricing model.

			Weighted
		Weighted	Average
		Average Fair	Exercise
	Shares	Value	Price

Exercise price equals fair value	1,312,387	$0.072	$0.212

Exercise price less than fair value	20,000	0.254	0.010

	1,332,387	$0.075	$0.208

The pro forma effect of applying SFAS No. 123 would be as follows:

	Year Ended	Six Months Ended June 30,
	December 31,
	2000	2000	2001

		(unaudited)
Net (loss) income —

As reported	$(5,299,560)	$(1,069,585)	$28,561

Pro forma	(5,366,426)	(1,110,755)	1,073
Basic and diluted net (loss) income per share —

As reported	$(0.62)	$(0.13)	$0.00

Pro forma	$(0.63)	$(0.13)	$0.00

     (b)  Employee Stock Purchase Plan

In April 2000, the Company adopted an Employee Stock Purchase Plan (the Stock Purchase Plan), which provides for issuance of a maximum of 250,000 shares of the Company’s common stock to employees. The Stock Purchase Plan becomes effective upon the completion of an initial public offering. To date, the Stock Purchase Plan has not become effective and, therefore, there have been no issuances under the Stock Purchase Plan.

9.  Income Taxes

      The Company provides for income taxes in accordance with the provisions of SFAS No. 109, Accounting for Income Taxes. Accordingly, the Company recognizes a current tax liability or asset for current taxes payable or refundable and a deferred tax liability or asset for the estimated future tax effects of temporary differences and carryforwards to the extent that they are realizable. The Company provides deferred income taxes for temporary differences between assets and liabilities recognized for

ACCOUNT4, INC.
NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2000
(including data applicable to unaudited periods)

financial reporting and income tax purposes. The income tax effects of these temporary differences at December 31, 2000, are as follows:

Nondeductible reserves and accruals	$206,028

Deferred revenue	157,771

Credit carryforwards	185,192

Net operating loss carryforwards	460,542

Total deferred tax asset	1,009,533

Less — Valuation allowance	(749,533)

$260,000

      The Company has placed a valuation allowance against a portion of its potential tax benefits, as the future realizability of this entire asset is uncertain.

      At December 31, 2000, the Company had net operating loss and tax credit carryforwards of approximately $2,302,000. If not utilized, these carryforwards expire at various dates through 2020 beginning in 2008.

10.  Employee Benefit Plan

      In 1989, the Company established a 401(k) Employee Savings Plan (the Plan). The Plan is open to eligible full-time employees, as defined, and operates on a payroll deduction basis. All eligible employees, as defined, may contribute specified percentages of their salaries up to a maximum of 15%, subject to Internal Revenue Service limitations. Employee contributions are 100% vested at all times. To date, the Company has not made any contributions to the Plan.

11.  Segment Information and Geographic Information

      Operating segments are defined as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision making group, in making decisions how to allocate resources and assess performance. The Company’s chief decision maker is the chief executive officer. SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, requires that certain enterprise-wide disclosures be made related to products and services, geographic areas and major customers. The Company derives substantially all of its operating revenue from the sale and support of one group of similar products and services. Other than revenue, the Company does not track, and management does not review on a regular basis, separate financial information related to each of its products and services. Therefore, the Company has one

ACCOUNT4, INC.
NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2000
(including data applicable to unaudited periods)

reportable operating segment, the results of which are disclosed in the accompanying financial statements. A detail of license and service revenues by product is as follows:

	Year Ended	Six Months Ended June 30,
	December 31,
	2000	2000	2001

		(unaudited)

Account4 software licenses	$4,458,622	$1,824,001	$2,255,958

Account4 services	2,838,985	1,462,826	2,191,110

Other software licenses	25,000	—	—

Other services	1,491,397	1,012,978	347,683

	$8,814,004	$4,299,805	$4,794,751

      Substantially all of the Company’s assets are located within the United States. For the periods indicated below, the Company derived its operating revenue from the following countries (revenues classified based upon location of the customer):

	Year Ended	Six Months Ended June 30,
	December 31,
	2000	2000	2001

		(unaudited)

United States	$6,647,961	$3,899,853	$4,211,180

Other	2,166,043	399,952	583,571

	$8,814,004	$4,299,805	$4,794,751

12.  Valuation and Qualifying Accounts

      A summary of the valuation and qualifying accounts of the Company related to the allowance for doubtful accounts for the year ended December 31, 2000 and the six months ended June 30, 2001 is as follows:

Allowance for doubtful accounts at December 31, 1999 —	$43,740

Additions	110,000

Write-offs	49,853

Allowance for doubtful accounts at December 31, 2000 —	103,887

Additions (unaudited)	30,000

Write-offs (unaudited)	28,895

Allowance for doubtful accounts at June 30, 2001 (unaudited)	$104,992

13.  Subsequent Event (Unaudited)

      On July 11, 2001, all of the outstanding common stock of the Company was acquired by Lawson Software, Inc. in exchange for cash consideration of approximately $26 million.

LAWSON SOFTWARE, INC.

PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS
(unaudited)

      On July 11, 2001, Lawson Software, Inc. (Lawson) completed its acquisition of the outstanding common stock of Account4, Inc. (Account4). The following unaudited pro forma combined condensed balance sheet as of May 31, 2001 and the unaudited pro forma combined condensed statement of operations for the year ended May 31, 2001 give effect to the acquisition of Account4 as if it had occurred on May 31, 2001 for purposes of the balance sheet and as of June 1, 2000 for purposes of the statement of operations. The unaudited pro forma information is based on the historical financial statements of Lawson and Account4, giving effect to the transaction under the purchase method of accounting and the assumptions of adjustments in the accompanying notes to the unaudited pro forma combined condensed financial statements. The pro forma combined condensed balance sheet and the pro forma combined condensed statement of operations and accompanying notes should be read in conjunction with and are qualified by the historical financial statements of Lawson and Account4 and the notes thereto included elsewhere in this Prospectus.

      The pro forma adjustments are based on estimates and assumptions available at the time of the filing of this Registration Statement that Lawson and Account4 believe are reasonable under the circumstances. The fair value of the consideration will be allocated to the assets and liabilities acquired based upon the fair values of such assets and liabilities at the effective date of the acquisition. The estimates and assumptions will be adjusted upon issuance of a final valuation report.

      Lawson has a fiscal year end of May 31 while Account4 had, prior to being acquired by Lawson, a fiscal year end of December 31. As a result, the unaudited pro forma combined condensed balance sheet includes Account4’s unaudited balance sheet as of June 30, 2001. The unaudited pro forma combined condensed statement of operations for the year ended May 31, 2001 includes Acccount4’s unaudited statement of operations for the twelve months ended June 30, 2001.

      The pro forma combined condensed financial information has been prepared in accordance with the rules and regulations of the Securities and Exchange Commission. The pro forma combined condensed financial information is intented for informational purposes only and is not necessarily indicative of the future financial position or future results of operations of the consolidated company after the acquisition, or of the financial position or results of operations of the consolidated company that would have actually occurred had the acquisition been effected as of the dates indicated above.

LAWSON SOFTWARE, INC.

PRO FORMA COMBINED CONDENSED BALANCE SHEET
May 31, 2001
(unaudited)
(in thousands)

	Lawson		Pro Forma		Pro Forma
	Software	Account4	Adjustments		Combined

Assets

Current assets:

Cash and cash equivalents	$58,839	$1,512	$(27,524	)(a)	$32,827

Marketable securities	18,769	—	—		18,769

Trade accounts receivable, net	92,335	1,101	—		93,436

Deferred income taxes	19,786	260	—		20,046

Prepaid expenses and other assets	9,070	259	—		9,329

Total current assets	198,799	3,132	(27,524)		174,407

Property and equipment, net	24,972	152			25,124

Goodwill, net	4,259	—	22,347	(b)	26,606

Intangible assets	—	—	5,895	(b)	5,895

Deferred income taxes	6,637	—	1,090	(h)	7,727

Other assets, noncurrent	1,436	70	—		1,506

Total assets	$236,103	$3,354	$1,808		$241,265

Liabilities, Mandatorily Redeemable Securities and Stockholders’ Equity (Deficit)

Current liabilities:

Current portion of long-term debt	$792	$2,466	$(2,446	)(a)	$812

Accounts payable	14,440	181	—		14,621

Accrued liabilities	37,301	739	478	(g)	38,518

Income taxes payable	5,212	—	—		5,212

Deferred revenue and customer deposits	101,632	1,240	—		102,872

Total current liabilities	159,327	4,626	(1,968)		162,035

Long-term debt, less current portion	1,010	28	—		1,038

Senior subordinated convertible notes	8,031	—	—		8,031

Mandatorily redeemable common stock warrants	2,560	—	—		2,560

Deferred tax liability	—	—	2,476	(h)	2,476

Other long-term liabilities	4,099	—	—		4,099

Total liabilities	175,077	4,654	508		180,239

Series A convertible preferred stock	29,750	—	—		29,750

Mandatorily redeemable common stock at redemption value	56,145	—	—		56,145

Stockholders’ equity (deficit):

Common stock	664	115	(115	)(c)	664

Additional paid-in capital	26,783	4,345	(4,345	)(c)	26,783

Subscriptions receivable	—	(11)	11	(c)	—

Treasury stock, at cost	(15,344)	—	—		(15,344)

Deferred stock-based compensation	(15,093)	—	—		(15,093)

Retained earnings	35,025	(5,749)	5,749	(c)	35,025

Accumulated other comprehensive loss	(759)	—	—		(759)

Adjustment for mandatorily redeemable common stock	(56,145)	—	—		(56,145)

Total stockholders’ equity (deficit)	(24,869)	(1,300)	1,300		(24,869)

Total liabilities, mandatorily redeemable securities and stockholders’ equity	$236,103	$3,354	$1,808		$241,265

See accompanying notes to pro forma financial information.

LAWSON SOFTWARE, INC.

PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
Year Ended May 31, 2001
(unaudited)
(in thousands, except share and per share data)

	Lawson		Pro Forma		Pro Forma
	Software	Account4	Adjustments		Combined

Revenues:

License fees	$152,291	$4,916	$—		$157,207

Services	231,641	4,393	—		236,034

Total revenues	383,932	9,309	—		393,241

Cost of revenues:

Cost of license fees	23,580	4	—		23,584

Cost of services	120,502	2,118	—		122,620

Total cost of revenues	144,082	2,122	—		146,204

Gross margin	239,850	7,187	—		247,037

Operating expenses:

Research and development	52,600	1,871	—		54,471

Sales and marketing	116,667	4,511	—		121,178

General and administrative	32,210	907	—		33,117

Amortization of acquired intangibles	—	—	1,179	(d)	1,179

Non-recurring charges	14,203	3,872	—		18,075

Total operating expenses	215,680	11,161	1,179		228,020

Operating income (loss)	24,170	(3,974)	(1,179)		19,017

Other income (expense):

Interest income	2,491	61	(1,376	)(e)	1,176

Interest expense	(1,542)	(289)	155	(e)	(1,676)

Total other income	949	(228)	(1,222)		(501)

Income (loss) before income taxes	25,119	(4,202)	(2,401)		18,516

Provision (benefit) for income taxes	10,550	—	(1,455	)(f)	9,095

Net income (loss)	$14,569	$(4,202)	$(945)		$9,422

Accretion on preferred stock	(52)	—	—		(52)

Net income (loss) applicable to common stockholders	$14,517	$(4,202)	$(945)		$9,370

Net income (loss) per share:

Basic	$0.21				$0.13

Diluted	$0.17				$0.11

Shares used in computing net income (loss) per share:

Basic	69,907,146				69,907,146

Diluted	84,367,198				84,367,198

See accompanying notes to pro forma financial information.

LAWSON SOFTWARE, INC.

NOTES TO PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS
(unaudited)
(in thousands)

1.  Basis of Pro Forma Presentation

      The unaudited pro forma combined condensed financial statements of Lawson have been prepared on the basis of assumptions relating to the allocation of consideration paid to the assets and liabilities of Account4 based on preliminary estimates. The actual allocation of the amount of the consideration may differ from that reflected in these unaudited pro forma combined condensed financial statements after a valuation and other procedures have been completed. Below are tables of the estimated acquisition costs and estimated purchase price allocation for Account4:

Estimated acquisition price:

Cash consideration paid	$25,078

Acquisition costs	400

$25,478

Deferred tax liability on acquired intangibles	2,476

Total	$27,954

Estimated purchase price allocation:

Tangible net liabilities assumed	$(288)

Goodwill	22,347

Intangible assets	5,895

Total	$27,954

2.  Pro Forma Adjustments

(a)  Adjustments reflect the consideration paid for the acquisition of Account4 plus the payment of Account4 notes of $2,446 which was paid off by Lawson when the acquisition closed in July 2001.

(b)  Goodwill and intangible asset adjustments represent the consideration paid in excess of the fair value of net tangible assets acquired. The allocation of the goodwill and intangible assets could differ when a third party valuation is completed.

(c)  Adjustments reflect the removal of the existing equity of Account4.

(d)  Adjustment represents amortization of acquired intangibles of Account4 based on an estimated life of five years. The amortization of acquired intangibles could differ when the allocation of the goodwill and intangible assets is finalized based on the completion of a third party valuation. Goodwill amortization is not recorded in accordance with the provisions of Statement of Financial Accounting Standards Board No. 142, “Goodwill and Other Intangible Assets”.

(e)  Adjustments represent interest income lost at a weighted-average investment rate of 5% due to the cash paid for the acquisition of Account4 and the reduction of interest expense due to the assumed payment of Account4 debt on June 1, 2000 with a weighted-average interest rate of 10%.

(f)  Adjustments to income tax provision relating to adjustments (d) and (e) and to reflect the utilization of Account4 net losses in the Lawson consolidated tax provision.

(g)  Amount represents accrual and related expense for estimated severance costs of $78 and acquisition costs of $400 related to professional fees.

(h)  Adjustment represents the reversal of the deferred tax valuation allowance of Account4 as it is deemed by management that it is not necessary on a combined basis and the adjustment to record the deferred tax liability on acquired intangibles.

[Inside back cover artwork to come]

[MAP BACKGROUND]

12,700,000 Shares

Common Stock

PROSPECTUS

                  , 2001

LEHMAN BROTHERS

JPMORGAN

U. S. BANCORP PIPER JAFFRAY

FIDELITY CAPITAL MARKETS

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution

      Except as set forth below, the following fees and expenses will be paid by us in connection with the issuance and distribution of the securities registered hereby and do not include underwriting commissions and discounts. All such expenses, except for the SEC registration, NASD filing and Nasdaq listing fees, are estimated.

SEC registration fee	$62,072

NASD filing fee	$30,500

Nasdaq National Market listing fee	$95,000

Legal fees and expenses	$500,000

Accounting fees and expenses	$1,100,000

Transfer Agent’s and Registrar’s fees	$25,000

Printing and engraving expenses	$325,000

Miscellaneous	$112,428

Total	$2,250,000

Item 14.  Indemnification of Directors and Officers

      Section 145 of the Delaware General Corporation Law (DGCL) authorizes a corporation’s board of directors to grant indemnity to directors and officers in terms sufficiently broad to permit indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. As permitted by the DGCL, our certificate of incorporation provides that we shall indemnify our directors, officers, employees and agents to the fullest extent permitted by the DGCL. As permitted by the DGCL, our certificate of incorporation also includes a provision that eliminates the personal liability of our directors for monetary damages for breach of the director’s fiduciary duty, except for liability (1) for any breach of the director’s duty of loyalty to us or our stockholders; (2) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (3) under Section 174 of the DGCL regarding payments of dividends, stock purchases or redemptions which are unlawful; or (4) for any transaction from which the director derived an improper personal benefit.

      We have entered into an agreement with David S. B. Lang that requires us to indemnify Mr. Lang for expenses and liabilities incurred by Mr. Lang in any proceeding by reason of his status as a director with us to the extent permitted by Delaware law and as authorized in our certificate of incorporation.

      We also intend to maintain director and officer liability insurance.

      The underwriting agreement filed as Exhibit 1.1 to this Registration Statement contains provisions indemnifying our officers and directors against liabilities arising under the Securities Act, or otherwise.

Item 15.  Recent Sales of Unregistered Securities

      During the past three years, we sold the following securities that were not registered under the Securities Act. No underwriting commission or discount was paid in connection with any of the sales. Share figures have been adjusted for the five-for-one stock split that was effective in August 1999, the three-for-one stock split that was effective in March 2000, and the 1.387-for-one stock split that became effective in August 2001.

(1) Between June 1998 and June 2001, we sold 3,609,009 shares of common stock to various employees, directors, consultants and advisors pursuant to the exercise of outstanding options for an aggregate consideration of $2,019,290 in reliance upon Rule 701 of the Securities Act.

(2) Between June 1998 and June 2001, we granted options to purchase an aggregate of 11,649,728 shares of common stock to various employees, consultants and advisors in reliance upon Rule 701 of the Securities Act.

(3) Between June 1998 and June 2001, we granted options to purchase an aggregate of 8,576,931 shares of common stock to 34 of our corporate officers in reliance upon the exemption contained in Section 4(2) of the Securities Act.

(4) In January 1999, we issued 617,156 shares of common stock to our employee stock ownership plan in reliance upon Rule 701 of the Securities Act.

(5) In January 2000, we issued to Hewlett Packard Company a warrant to purchase an aggregate of 3,121,750 shares of common stock in reliance upon the exemptions contained in Section 4(2) of the Securities Act and Rule 506 of Regulation D thereunder. This warrant subsequently was amended in December 2000 to reduce the number of shares of common stock subject to the warrant to 1,248,300 shares.

(6) In July 2000, we issued to CIS Holding, Inc., an affiliate of HCA – The Healthcare Company, a warrant to purchase an aggregate of 1,040,250 shares of common stock in reliance upon the exemptions contained in Section 4(2) of the Securities Act and Rule 506 of Regulation D thereunder.

(7) In January 2001, we issued 502 shares of common stock to our employee stock ownership plan in reliance upon Rule 701 of the Securities Act.

(8) In February 2001, we sold 6,124,855 shares of Series A Convertible Preferred Stock to affiliates of TA Associates, Inc. and St. Paul Venture Capital for a total purchase price of $25.2 million, or $4.12 per share. In addition, certain of our stockholders sold 2,052,760 shares of common stock to affiliates of TA Associates and St. Paul Venture Capital for a total purchase price of $4.8 million, or $2.34 per share. These shares of common stock were then exchanged for 1,156,699 shares of preferred stock. We issued shares of preferred stock to these investors in reliance upon the exemptions contained in Section 4(2) of the Securities Act and Rule 506 of Regulation D thereunder.

(9) In February 2001, we sold $10 million in principal amount of 12% convertible notes due February 23, 2006, which are convertible into $10.0 million principle amount of 12% senior convertible notes due February 23, 2006 and warrants to purchase 438,847 shares of our common stock, to affiliates of TA Associates, Inc. and St. Paul Venture Capital in reliance upon the exemptions contained in Section 4(2) of the Securities Act and Rule 506 of Regulation D thereunder.

(10) In March 2001, one of our stockholders sold 277,400 shares of common stock to affiliates of TA Associates and St. Paul Venture Capital for a total purchase price of $644,000, or $2.32 per share. These shares of common stock were then exchanged for 156,311 shares of Series A Convertible Preferred Stock. We issued shares of preferred stock to these investors in reliance upon the exemptions contained in Section 4(2) of the Securities Act and Rule 506 of Regulation D thereunder.

Item 16.  Exhibits and Financial Statement Schedules

      (a)  Exhibits

Number		Description

1.1	**	Underwriting Agreement.
3.1		Certificate of Incorporation of the Company.
3.2		Bylaws of the Company.
4.1	**	Form of Certificate of Common Stock of the Company.
5.1	*	Opinion of Dorsey & Whitney LLP.
10.1		Amended and Restated 1996 Stock Incentive Plan.
10.2		2001 Stock Incentive Plan.
10.3		Employee Stock Ownership Plan (1999 Restatement), as amended to date.
10.4	*	2001 Employee Stock Purchase Plan.
10.5		Warrant Purchase Agreement, dated January 28, 2000, as amended, between the Company and Hewlett Packard Company.
10.6		Stock Purchase Warrant issued to Hewlett Packard Company.
10.7		Amendment No. 1 to Warrant Purchase Agreement, dated December 19, 2000, between the Company and Hewlett Packard Company.
10.8		Amendment No. 1 to Stock Purchase Warrant issued to Hewlett Packard Company.
10.9		Warrant Purchase Agreement, dated July 18, 2000, between the Company and CIS Holdings, Inc.
10.10		Warrant issued to CIS Holdings, Inc.
10.11		Employment Agreement, dated February 15, 2001, between the Company and John (Jay) Coughlan.
10.12		Employment Agreement, dated February 15, 2001, between the Company and Robert Barbieri.
10.13		Director Indemnification Agreement, dated March 19, 2001, between the Company and David S. B. Lang.
10.14		Stock Purchase and Exchange Agreement, dated February 23, 2001, between the Company and the investors named therein.
10.15		Registration Rights Agreement, dated February 23, 2001, between the Company and the stockholders, investors and founders named therein.
10.16		Stockholders’ Agreement, dated February 23, 2001, between the Company and the stockholders, investors and founders named therein.
10.17		Senior Subordinated Convertible Note Purchase Agreement, dated February 23, 2001, among the Company and TA Subordinated Debt Fund, L.P., TA Investors LLC, and St. Paul Venture Capital VI, LLC.
10.18		Form of Senior Subordinated Convertible Note.
10.19		Form of Senior Subordinated Note.
10.20		Form of Warrant issuable upon conversion of Senior Subordinated Convertible Notes.
10.21		Lease of real property located at 380 St. Peter St., St. Paul, MN 55102.
10.22		Lease of real property located at 1300 Godward Street, Minneapolis, MN 55413.
10.23		Amended and Restated Credit Agreement, dated May 31, 2001, between the Company and U.S. Bank National Association.
10.24	*†	Value Added Industry Remarketer Agreement, dated March 22, 2000, between the Company and Siebel Systems, Inc.
10.25	*†	Application Partner Agreement, dated December 31, 1996, between the Company and Arbor Software Corporation (n/k/a Hyperion Solutions Corporation), as amended to date.
21.1		Subsidiaries of the Company.
23.1	*	Consent of PricewaterhouseCoopers LLP.

Number		Description

23.2		Consent of Dorsey & Whitney LLP (included in Exhibit 5.1).
23.3	*	Consent of Arthur Andersen LLP
24.1		Powers of Attorney (included on signature page).

*	Filed herewith.

**	To be filed by amendment.

†	Confidential information has been omitted from these exhibits and filed separately with the Securities and Exchange Commission accompanied by a confidential treatment request pursuant to Rule 406 under the Securities Act of 1933, as amended.

Item 17.  Undertakings

      The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

       Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Amendment No. 1 to the registration statement on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Paul, State of Minnesota, on August 13, 2001.

LAWSON SOFTWARE, INC.

By:	/s/ JOHN J. COUGHLAN

John J. Coughlan
President and Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* H. Richard Lawson	Chairman
/s/ JOHN J. COUGHLAN John J. Coughlan	President and Chief Executive Officer and Director (principal executive officer)	August 13, 2001
/s/ ROBERT G. BARBIERI Robert G. Barbieri	Executive Vice President and Chief Financial Officer (principal financial and accounting officer)	August 13, 2001
* David R. Hubers	Director
* Thomas G. Hudson	Director
* Richard D. Kreysar	Director
* David S. B. Lang	Director
* Geoffrey A. Moore	Director
*By: /s/ ROBERT G. BARBIERI Robert G. Barbieri Attorney-in-fact		August 13, 2001

EXHIBIT INDEX

Number	Description

1.1**	Underwriting Agreement.
3.1	Certificate of Incorporation of the Company.
3.2	Bylaws of the Company.
4.1**	Form of Certificate of Common Stock of the Company.
5.1*	Opinion of Dorsey & Whitney LLP.
10.1	Amended and Restated 1996 Stock Incentive Plan.
10.2	2001 Stock Incentive Plan.
10.3	Employee Stock Ownership Plan (1999 Restatement), as amended to date.
10.4*	2001 Employee Stock Purchase Plan.
10.5	Warrant Purchase Agreement, dated January 28, 2000, as amended, between the Company and Hewlett Packard Company.
10.6	Stock Purchase Warrant issued to Hewlett Packard Company.
10.7	Amendment No. 1 to Warrant Purchase Agreement, dated December 19, 2000, between the Company and Hewlett Packard Company.
10.8	Amendment No. 1 to Stock Purchase Warrant issued to Hewlett Packard Company.
10.9	Warrant Purchase Agreement, dated July 18, 2000, between the Company and CIS Holdings, Inc.
10.10	Warrant issued to CIS Holdings, Inc.
10.11	Employment Agreement, dated February 15, 2001, between the Company and John (Jay) Coughlan.
10.12	Employment Agreement, dated February 15, 2001, between the Company and Robert Barbieri.
10.13	Director Indemnification Agreement, dated March 19, 2001, between the Company and David S. B. Lang.
10.14	Stock Purchase and Exchange Agreement, dated February 23, 2001, between the Company and the investors named therein.
10.15	Registration Rights Agreement, dated February 23, 2001, between the Company and the stockholders, investors and founders named therein.
10.16	Stockholders’ Agreement, dated February 23, 2001, between the Company and the stockholders, investors and founders named therein.
10.17	Senior Subordinated Convertible Note Purchase Agreement, dated February 23, 2001, among the Company and TA Subordinated Debt Fund, L.P., TA Investors LLC, and St. Paul Venture Capital VI, LLC.
10.18	Form of Senior Subordinated Convertible Note.
10.19	Form of Senior Subordinated Note.
10.20	Form of Warrant issuable upon conversion of Senior Subordinated Convertible Notes.
10.21	Lease of real property located at 380 St. Peter St., St. Paul, MN 55102.
10.22	Lease of real property located at 1300 Godward Street, Minneapolis, MN 55413.
10.23	Amended and Restated Credit Agreement, dated May 31, 2001, between the Company and U.S. Bank National Association.
10.24*†	Value Added Industry Remarketer Agreement, dated March 22, 2000, between the Company and Siebel Systems, Inc.
10.25*†	Application Partner Agreement, dated December 31, 1996, between the Company and Arbor Software Corporation (n/k/a Hyperion Solutions Corporation), as amended to date.
21.1	Subsidiaries of the Company.
23.1*	Consent of PricewaterhouseCoopers LLP.

Number	Description

23.2	Consent of Dorsey & Whitney LLP (included in Exhibit 5.1).
23.3*	Consent of Arthur Andersen LLP
24.1	Powers of Attorney (included on signature page).

*	Filed herewith.

**	To be filed by amendment.

†	Confidential information has been omitted from these exhibits and filed separately with the Securities and Exchange Commission accompanied by a confidential treatment request pursuant to Rule 406 under the Securities Act of 1933, as amended.